                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-75725

PROSPECTUS

                                8,500,000 Shares
                        [LENNOX INTERNATIONAL INC. LOGO]
                                  COMMON STOCK
                            ------------------------

LENNOX INTERNATIONAL INC. IS OFFERING 8,088,490 SHARES OF COMMON STOCK AND THE SELLING STOCKHOLDERS ARE OFFERING 411,510 SHARES OF COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES.

                            ------------------------

OUR COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "LII," SUBJECT TO OFFICIAL NOTICE OF ISSUANCE.

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------

                             PRICE $18 3/4 A SHARE

                            ------------------------

                                                    UNDERWRITING                               PROCEEDS TO
                                 PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                  PUBLIC             COMMISSIONS            LENNOX            STOCKHOLDERS
                                 --------           -------------         -----------         ------------
Per Share.................        $18.750              $1.265               $17.485              $17.485
Total.....................     $159,375,000          $10,752,500         $141,427,248          $7,195,252

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lennox International Inc. has granted the U.S. underwriters the right to purchase up to an additional 1,275,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on August 3, 1999.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                           CREDIT SUISSE FIRST BOSTON
                                                         WARBURG DILLON READ LLC
July 28, 1999

[LENNOX INTERNATIONAL INC. LOGO]                           CLIMATE CONTROL SOLUTIONS IN FOUR KEY BUSINESSES
NORTH AMERICAN RESIDENTIAL                                 [PHOTO DEPICTING PRODUCTS]
[PHOTO DEPICTING PRODUCTS]                                 COMMERCIAL AIR CONDITIONING
[PHOTO DEPICTING PRODUCTS]                                 COMMERCIAL REFRIGERATION
HEAT TRANSFER                                              [PHOTO DEPICTING PRODUCTS]

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     4
Risk Factors................................................     8
Special Note Regarding Forward-Looking Statements...........    13
Use of Proceeds.............................................    14
Dividend Policy.............................................    14
Capitalization..............................................    15
Dilution....................................................    16
Selected Financial and Other Data...........................    17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    18
Business....................................................    32
Management..................................................    49
Principal and Selling Stockholders..........................    63
Certain Relationships and Related Party Transactions........    65
Description of Capital Stock................................    65
Shares Eligible for Future Sale.............................    72
Material Federal Income Tax Consequences for Non-U.S.
  Holders...................................................    73
Underwriters................................................    75
Legal Matters...............................................    79
Experts.....................................................    79
Where You Can Find More Information.........................    80
Index to Financial Statements...............................   F-1

                             ---------------------

     Until August 23, 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and our financial statements and notes appearing elsewhere in this prospectus.

                                     LENNOX

     We are a leading global provider of climate control solutions and had 1998 net sales of $1.8 billion. We design, manufacture and market a broad range of products for the heating, ventilation, air conditioning and refrigeration markets, which is sometimes referred to as "HVACR." Our products are sold under well-established brand names including "Lennox", "Armstrong Air", "Bohn", "Larkin", "Heatcraft" and others. We have recently initiated a program to acquire dealers in metropolitan areas in the U.S. and Canada so we can provide heating and air conditioning products and services directly to consumers.

     Our furnaces, heat pumps, air conditioners, pre-fabricated fireplaces and related products are available in a variety of designs, efficiency levels and price points that provide an extensive line of comfort systems. A majority of our sales of residential heating and air conditioning products in the U.S. and Canada are to the repair and replacement market, which is less cyclical than the new construction market. We also provide a range of air conditioning products for commercial market applications such as mid-size office buildings, restaurants, churches and schools. Our commercial refrigeration products are used primarily in cold storage applications for food preservation in supermarkets, convenience stores, restaurants, warehouses and distribution centers. Our heat transfer products are used by us in our HVACR products and sold to third parties.

     We market our products using multiple brand names and distribute our products through multiple distribution channels to penetrate different segments of the HVACR market. Our "Lennox" brand of residential heating and air conditioning products is sold directly through approximately 6,000 installing dealers -- the "one-step" distribution system -- which has created strong and long-term relationships with our dealers in North America. Our "Armstrong Air", "Air-Ease", "Concord" and "Magic-Pak" residential heating and air conditioning brands are sold to regional distributors that in turn sell the products to installing contractors -- the "two-step" distribution system typically utilized in the heating and air conditioning industry. The acquisition of heating and air conditioning dealers in the U.S. and Canada allows us to participate in the retail sale and service of heating and air conditioning products. Our hearth products, commercial air conditioning products and refrigeration products are also sold under multiple brand names and through a combination of wholesalers, contractors, original equipment manufacturers, manufacturers' representatives and national accounts.

COMPETITIVE STRENGTHS

     We have a combination of strengths that position us to continue to be a leading provider of climate control solutions, including:

     - strong brand recognition and reputation, particularly with the well recognized "Lennox" name;

     - one of the broadest distribution systems of any major HVACR manufacturer;

     - leading heat transfer design and manufacturing expertise;

     - commitment to product innovation and technological leadership; and

     - demonstrated manufacturing efficiency for our products.

GROWTH STRATEGY

     Our growth strategy is designed to capitalize on our competitive strengths in order to expand our market share and profitability in the worldwide HVACR markets. We will continue to pursue internal programs and strategic acquisitions that broaden our product and service offerings, expand our market opportunities and enhance our technological expertise. The key elements of this strategy include:

     - expanding our market opportunities in North America through a series of initiatives, including the acquisition of heating and air conditioning dealers;

     - exploiting international opportunities through acquisitions and internal growth;

     - increasing our presence in the hearth products market by selling in the distribution channels we acquired and through our historical distribution channels; and

     - continuing to invest in research and new product development.

RECENT OPERATING RESULTS

     For the three months ended June 30, 1999, we expect that net sales will be approximately $591.9 million, an increase of 29.8% from $456.0 million for the three months ended June 30, 1998. Income from operations is expected to increase by $12.9 million, or 37.9%, to approximately $46.9 million for the three months ended June 30, 1999, as compared to $34.0 million for the corresponding period in 1998. We expect that net income will be approximately $23.6 million for the three months ended June 30, 1999, an increase of 37.2% from $17.2 million for the three months ended June 30, 1998.

     For the six months ended June 30, 1999, we expect that net sales will be approximately $1,080.9 million, an increase of 29.4% from $835.6 million for the six months ended June 30, 1998. Income from operations is expected to increase by $14.8 million, or 28.5%, to approximately $66.7 million for the first six months of this year, as compared to $51.9 million for the corresponding period in 1998. We expect that net income will be approximately $30.2 million for the six months ended June 30, 1999, an increase of 18.4% from $25.5 million for the six months ended June 30, 1998.
                             ---------------------

     We are located at 2100 Lake Park Blvd., Richardson, Texas 75080 and our telephone number is (972) 497-5000.

                                  THE OFFERING

Common stock offered by:

  Lennox...................  8,088,490 shares

  Selling stockholders.....   411,510 shares

          Total............  8,500,000 shares

Common stock offered in:

  U.S. offering............  6,800,000 shares

  International offering...  1,700,000 shares

          Total............  8,500,000 shares

Common stock to be
outstanding after this
  offering.................  44,660,740 shares

Use of proceeds............  We estimate that we will receive approximately
                             $140.3 million in net proceeds from the offering. The net proceeds will be used to repay a portion of the amounts borrowed under our revolving credit facility and term credit agreement. We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

NYSE symbol................  LII

     All information in this prospectus relating to the number of shares of our common stock or options has been adjusted to reflect a 33-for-one stock split of our common stock which occurred on July 6, 1999.

     Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 1,275,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 45,935,740 shares of common stock will be outstanding after the offering.

     The number of shares of our common stock to be outstanding immediately after the offering does not take into account 3,868,458 shares of our common stock that will be issuable upon the exercise of stock options, substantially all of which were awarded under our stock option plans. Stock options for 2,838,858 shares of common stock are currently exercisable. For more information on our stock option plans, see "Management -- 1998 Incentive Plan."

                        SUMMARY FINANCIAL AND OTHER DATA

     The following summary financial and other data for each of the years ended December 31, 1996, 1997 and 1998 have been derived from our audited financial statements included elsewhere in this prospectus. The summary financial and other data for each of the three months ended March 31, 1998 and 1999 are derived from our unaudited financial statements which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. Our fiscal quarters are each comprised of 13 weeks. For convenience, the 13-week periods ended April 4, 1998 and April 3, 1999 are referred to as the three months ended March 31, 1998 and 1999, respectively. Effective September 30, 1997 we increased our ownership of Ets. Brancher S.A., our European joint venture, from 50% to 70% and, accordingly, changed our accounting method of recognizing this investment from the equity method to the consolidation method. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes included elsewhere in this prospectus for a further explanation of the financial data summarized here. The as adjusted amounts give effect to this offering and the use of the net proceeds as described under "Use of Proceeds."

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                                  YEAR ENDED DECEMBER 31,               MARCH 31,
                                                            ------------------------------------   -------------------
                                                               1996         1997         1998        1998       1999
                                                            ----------   ----------   ----------   --------   --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.................................................  $1,364,546   $1,444,442   $1,821,836   $379,646   $489,059
Cost of goods sold........................................     961,696    1,005,913    1,245,623    261,802    337,481
                                                            ----------   ----------   ----------   --------   --------
        Gross profit......................................     402,850      438,529      576,213    117,844    151,578
Selling, general and administrative expenses..............     298,049      326,280      461,143     97,255    129,268
Other operating expense, net..............................       4,213        7,488        8,467      2,612      2,518
Product inspection charge(1)..............................          --      140,000           --         --         --
                                                            ----------   ----------   ----------   --------   --------
        Income (loss) from operations.....................     100,588      (35,239)     106,603     17,977     19,792
Interest expense, net.....................................      13,417        8,515       16,184      2,620      6,558
Other.....................................................        (943)       1,955        1,602        230       (211)
Minority interest.........................................          --         (666)        (869)      (502)      (516)
                                                            ----------   ----------   ----------   --------   --------
        Income (loss) before income taxes.................      88,114      (45,043)      89,686     15,629     13,961
Provision (benefit) for income taxes......................      33,388      (11,493)      37,161      7,323      7,331
                                                            ----------   ----------   ----------   --------   --------
        Net income (loss).................................  $   54,726   $  (33,550)  $   52,525   $  8,306   $  6,630
                                                            ==========   ==========   ==========   ========   ========
Earnings (loss) per share:
  Basic...................................................  $     1.62   $    (0.99)  $     1.50   $   0.24   $   0.19
  Diluted.................................................        1.59        (0.99)        1.47       0.24       0.18
Weighted average shares outstanding:
  Basic...................................................      33,693       33,924       34,914     34,452     35,541
  Diluted.................................................      34,386       33,924       35,739     35,112     36,366
Dividends per share.......................................  $     0.26   $     0.28   $     0.32   $   0.08   $   0.09
OTHER DATA:
Depreciation and amortization.............................  $   34,149   $   33,430   $   43,545   $  9,787   $ 13,502
Capital expenditures......................................      31,903       34,581       52,435     12,316     20,050
Research and development expenses.........................      23,235       25,444       33,260      7,376      9,567

                                                                   MARCH 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   30,262   $   30,262
Working capital.............................................     215,279      355,606
Total assets................................................   1,292,534    1,292,534
Total debt..................................................     449,921      309,594
Stockholders' equity........................................     374,319      514,646

---------------

(1) Represents a pre-tax charge taken in the fourth quarter of 1997 for estimated costs of an inspection program for our Pulse furnaces installed from 1982 to 1990 in the U.S. and Canada. We initiated the inspection program because we received anecdotal reports of accelerated corrosion of a component of these products under extreme operating conditions. We periodically review the reserve balance and at this time we believe the remaining reserve of $13.6 million at March 31, 1999 will be adequate to cover the remaining costs associated with this inspection program. This program ended on June 30, 1999.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision.

RISK FACTORS RELATING TO OUR BUSINESS

     Our business is subject to the following risks, which include risks relating to the industry in which we operate.

    WE MAY INCUR MATERIAL COSTS AS A RESULT OF WARRANTY AND PRODUCT LIABILITY CLAIMS WHICH WOULD NEGATIVELY IMPACT OUR PROFITABILITY

     The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. In addition, as we increase our efforts to acquire installing heating and air conditioning dealers in the U.S. and Canada, we incur the risk of liability claims for the installation and service of heating and air conditioning products. We maintain product liability insurance. Our product liability insurance policies have limits, however, that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

    WE MAY NOT BE ABLE TO REALIZE OUR BUSINESS STRATEGY OF SUCCESSFULLY COMPLETING OR OPERATING STRATEGIC ACQUISITIONS

     We intend to grow in part through the acquisition of heating and air conditioning dealers and other complementary businesses both in the U.S. and internationally. This strategy will involve reviewing and potentially reorganizing the operations, corporate infrastructure and systems and financial controls of acquired businesses. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with the expansion of our operations through acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions.

    WE ARE ENTERING NEW BUSINESSES IN WHICH WE HAVE LIMITED EXPERIENCE AND WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OR OPERATE THESE NEW BUSINESSES

     With our recently initiated program of acquiring heating and air conditioning dealers and with our recent acquisitions of hearth products manufacturers, we have entered into new lines of business. We cannot assure you that we will be able to successfully manage or operate these new businesses.

     THE CONSOLIDATION OF DISTRIBUTORS AND DEALERS COULD FORCE US TO LOWER OUR PRICES OR HURT OUR BRAND NAMES WHICH WOULD RESULT IN LOWER SALES

     There is currently an effort underway in the U.S. by several companies to purchase independent distributors and dealers and consolidate them into large enterprises. These large enterprises may be able to exert pressure on us or our competitors to reduce prices. Additionally, these new enterprises tend to emphasize their company name, rather than the brand of the manufacturer, in their promotional activities, which could lead to dilution of the importance and value of our brand names. Future price reductions and the brand dilution caused by the consolidation among HVACR distributors and dealers could have an adverse effect on our future sales and profitability.

     OUR DEALER ACQUISITION PROGRAM COULD LEAD TO LOSS OF SALES FROM INDEPENDENT DEALERS AND DEALERS OWNED BY CONSOLIDATORS

     With our recently initiated program of acquiring heating and air conditioning dealers in the U.S. and Canada, we face the risk that dealers owned by consolidators and independent dealers may discontinue using our heating and air conditioning products because we are and increasingly will be in competition with them. We sold approximately $50 million of heating and air conditioning products to consolidators in 1998, representing 2.7% of our net sales.

     COOLER THAN NORMAL SUMMERS AND WARMER THAN NORMAL WINTERS MAY DEPRESS OUR SALES

     Demand for our products and for our services is strongly affected by the weather. Hotter than normal summers generate strong demand for our replacement air conditioning and refrigeration products and colder than normal winters have the same effect on our heating products. Conversely, cooler than normal summers and warmer than normal winters depress our sales. Because a high percentage of our overhead and operating expenses is relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales.

     WE MAY NOT BE ABLE TO COMPETE FAVORABLY IN THE HIGHLY COMPETITIVE HVACR BUSINESS

     Competition in our various markets could cause us to reduce our prices or lose market share, or could negatively affect our cash flow, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product lines. In addition, in our new distribution channel in which we will sell our products directly to consumers, we face competition from independent dealers and dealers owned by consolidators and utility companies, some of whom may be able to provide their products or services at lower prices than we can.

    WE MAY BE ADVERSELY AFFECTED BY PROBLEMS IN THE AVAILABILITY OF OR INCREASES IN THE PRICES OF COMPONENTS AND RAW MATERIALS

     Increases in the prices of raw materials or components or problems in their availability could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties as well as raw materials such as copper, aluminum and steel. We enter into contracts each year for the supply of key components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. In addition, we regularly pre-purchase a portion of our raw materials at a fixed price each year to hedge against price fluctuations, but a large increase in raw materials prices could significantly increase the cost of our products.

    THE PROFITABILITY OF OUR INTERNATIONAL OPERATIONS COULD BE ADVERSELY AFFECTED BY ECONOMIC TURMOIL, WAR OR CIVIL UNREST

     Our international operations are subject to various economic, political and other risks that are generally not present in our North American operations. International risks include:

     - instability of foreign economies and governments;

     - price and currency exchange controls;

     - unfavorable changes in monetary and tax policies and other regulatory changes;

     - fluctuations in the relative value of currencies;

     - expropriation and nationalization of our foreign assets; and

     - war and civil unrest.

     We sell products in over 70 countries and have business units located in Europe, Asia Pacific, Latin America and Mexico. Sales of our products outside of the U.S. represented approximately 19.2% of our 1998 net sales. We anticipate that, over time, international sales will continue to grow as a percentage of our total sales.

    OUR OPERATIONS ARE SUBJECT TO INHERENT RISKS THAT COULD RESULT IN LOSS OF LIFE OR SEVERE DAMAGE TO OUR PROPERTIES AND THE SUSPENSION OF OPERATIONS

     Our operations are subject to hazards and risks inherent in operating large manufacturing facilities, including fires, natural disasters and explosions, all of which can result in loss of life or severe damage to our properties and the suspension of operations. We maintain business interruption and other types of property insurance as protection against operating hazards. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our profitability.

     SINCE A SIGNIFICANT PERCENTAGE OF OUR WORKFORCE IS UNIONIZED, WE FACE RISKS OF WORK STOPPAGES AND OTHER LABOR RELATIONS PROBLEMS

     We are subject to a risk of work stoppage and other labor relations matters because a significant percentage of our workforce is unionized. As of December 31, 1998, approximately 30% of our workforce was unionized. Within the U.S., we currently have eight manufacturing facilities and five distribution centers, along with our North American Parts Center in Des Moines, Iowa, with collective bargaining agreements ranging from three to eight years in length. Of our significant manufacturing facilities, the contract at our Lynwood, California facility expires in December 1999. Following the expiration of the collective bargaining agreement in April 1999, we experienced a work stoppage at our Bellevue, Ohio factory for three weeks in May 1999. This facility has a new collective bargaining agreement that expires April 2002. Outside of the U.S., we have 12 significant facilities that are represented by unions. The agreement for our manufacturing facility in Toronto, Ontario expired in April 1999 and the agreement for our facility in Laval, Quebec expires in December 1999. As has been the case in the past, the employees at our Toronto facility are continuing to work under the expired contract pending negotiation of a new agreement. As we expand our operations, we are subject to increased unionization of our workforce. The results of future negotiations with these unions, including the effects of any production interruptions or labor stoppages, could have an adverse effect on our future financial results. You should read
"Business -- Employees" for a more complete discussion of our collective bargaining agreements.

    EXPOSURE TO ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the U.S. and in other parts of the world. These laws and regulations could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

     The U.S. and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including refrigerants used by us in most of our air conditioning and refrigeration products. Some categories of these refrigerants have been banned completely and others are currently scheduled to be phased out in the U.S. by the year 2030. The U.S. is under pressure from the international environmental community to accelerate the current 2030 deadline. In Europe, this phaseout may occur even sooner. The industry's failure to find suitable replacement refrigerants for substances that have been or will be banned or the acceleration of any phase out schedules for these substances by governments could have an adverse effect on our future financial results. You should read "Business -- Regulation" for a more complete discussion of environmental regulations which affect our business.

     WE MAY BE ADVERSELY IMPACTED BY THE YEAR 2000 AND THE CONVERSION OF OUR MANAGEMENT INFORMATION SYSTEMS TO DISTRIBUTED PROCESSING SYSTEMS

     Year 2000 problems might require us to incur unanticipated expenses or experience interruptions of operations that could have an adverse effect on our future sales and profitability. In 1996, we began converting all of our major domestic management information systems from mainframe systems to distributed processing systems. In order to avoid disruption to our operations, we have conducted the conversion on a phased basis.

We anticipate that our major domestic operations will be supported by distributed processing by the end of 1999. In addition, we have and will continue to make investments in our computer systems and applications in an effort to ensure that they are Year 2000 compliant. However, we may experience interruptions of operations because of problems in implementing distributed processing or because of Year 2000 problems within our company. Our suppliers or customers might experience Year 2000 problems. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" and "Business -- Information Systems" for a more complete discussion of our systems upgrade and Year 2000 compliance initiative.

     THE NORRIS FAMILY WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER OUR COMPANY

     The ability of the Norris family to exercise significant control over Lennox may discourage, delay or prevent a takeover attempt that a stockholder might consider in his or her best interest and that might result in a stockholder receiving a premium for his or her common stock. Following the closing of the offering, approximately 110 descendants of or persons otherwise related to D.W. Norris, one of our original owners, will be able to collectively control over 70% of the outstanding shares of our common stock. Accordingly, if the Norris family were to act together, it would have the ability to:

     - control the vote of most matters submitted to our stockholders, including any merger, consolidation or sale of all or substantially all of our assets;

     - elect all of the members of our board of directors;

     - prevent or cause a change in control of our company; and

     - decide whether to issue additional common stock or other securities or declare dividends.

RISK FACTORS RELATING TO SECURITIES MARKETS

     There are risks relating to the securities markets that you should consider in connection with your investment in and ownership of our stock.

     ANTI-TAKEOVER PROVISIONS IN OUR GOVERNING DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY

     Our governing documents contain provisions that make it more difficult to implement corporate actions that may have the effect of delaying, deterring or preventing a change in control. A stockholder might consider a change in control in his or her best interest because he or she might receive a premium for his or her common stock. Examples of these provisions include:

     - a vote of more than 80% of the outstanding voting stock is required for stockholders to amend specified provisions of the governing documents;

     - our board of directors is divided into three classes, each serving three-year terms;

     - members of our board of directors may be removed only for cause and only upon the affirmative vote of at least 80% of the outstanding voting stock; and

     - a vote of more than 80% of the outstanding voting stock is required to approve specified transactions between us and any person or group that owns at least 10% of our voting stock.

     Our board of directors has the ability, without stockholder action, to issue shares of preferred stock that could, depending on their terms, delay, discourage or prevent a change in control of Lennox. In addition, the Delaware General Corporation Law, under which we are incorporated, contains provisions that impose restrictions on business combinations such as mergers between us and a holder of 15% or more of our voting stock. You should read the "Description of Capital Stock" section for a more complete description of these provisions.

     A SUBSTANTIAL NUMBER OF OUR SHARES WILL BE AVAILABLE FOR SALE IN THE PUBLIC MARKET AFTER THE OFFERING AND SALES OF THOSE SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

     Sales of a substantial number of shares of our common stock into the public market after the offering, or the perception that these sales could occur, could adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities. After the offering, we will have outstanding 44,660,740 shares of common stock. Of these shares, the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our "affiliates" as that term is defined by Rule 144. The remaining 36,160,740 shares of common stock outstanding, which will represent approximately 81% of the total outstanding shares of common stock, will be "restricted" as that term is defined by Rule 144. You should read the "Shares Eligible For Future Sale" section for a more complete discussion of these matters.

    BECAUSE THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY AFTER THE OFFERING AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT AS A RESULT

     Prior to the offering, there has been no public market for our common stock. We do not know how our common stock will trade in the future. The initial public offering price was determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price as the price of our common stock may be affected by a number of factors, including:

     - actual or anticipated fluctuations in our operating results;

     - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

     - announcements of new products or technological innovations; and

     - the operating and stock price performance of other comparable companies.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

     You should read the "Underwriters" section for a more complete discussion of the factors considered in determining the initial public offering price.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance. In come cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.
                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

     We own or otherwise have rights to trademarks or trade names that we use in connection with the sale of our products. Lennox(R), Armstrong Air(TM), Bohn(R), Larkin(TM), Heatcraft(R), CompleteHeat(R), Climate Control(TM), Chandler Refrigeration(R), Advanced Distributor Products(R), Raised Lance(TM), Air-Ease(R), Concord(R), Magic-Pak(R), Superior(TM), Marco(R), Whitfield(R), Security Chimneys(R), Alcair(TM), Friga-Bohn(TM) and Janka(TM), among others, are trademarks that are owned by us. This prospectus also makes reference to trademarks of other companies.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of our common stock in the offering, after deducting estimated expenses of $1.1 million and underwriting discounts and commissions, will be approximately $140.3 million, or approximately $162.6 million if the underwriters exercise their over-allotment option in full. We will use all of the proceeds from the offering to repay a portion of the borrowings under our revolving credit facility and term credit agreement. Borrowing availability under our revolving credit facility will be used:

     - to fund some of the cash portion of the purchase of additional dealers and for other acquisitions;

     - to provide working capital for our expanded operations;

     - to fund capital expenditures; and

     - for other general corporate purposes.

     As of July 1, 1999 approximately $120 million was outstanding under our revolving credit facility at an average interest rate of 5.2% and approximately $90 million was outstanding under our term credit agreement at an interest rate of 6.0%. Borrowings under our revolving credit facility and term credit agreement, along with cash flow from operations, were used for:

     - seasonal working capital needs;

     - the acquisitions of the hearth products companies;

     - the acquisitions of heating and air conditioning dealers in Canada;

     - certain international acquisitions, including McQuay do Brasil S.A.;

     - the acquisition of Livernois Engineering Holding Company and its licensed patents; and

     - expenses incurred in our Pulse inspection program.

     For more information about our revolving credit facility and term credit agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     We will not receive any proceeds from the sale of common stock offered by the selling stockholders.

                                DIVIDEND POLICY

     We paid cash dividends of $0.26, $0.28 and $0.32 per share on our common stock during 1996, 1997 and 1998, respectively. We anticipate that we will continue to pay cash dividends on our common stock, but any future determination as to the payment or amount of dividends will depend upon our future results of operations, capital requirements, financial condition and other factors as our board of directors may consider. In addition, our revolving credit facility, term credit agreement and our other debt instruments prohibit the payment of dividends unless we can incur $1.00 of additional indebtedness according to the terms of these instruments. For more information about our debt instruments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table presents our cash and cash equivalents, short-term debt and capitalization as of March 31, 1999 and as adjusted to give effect to the offering and the use of the net proceeds as described under "Use of Proceeds." The outstanding share information excludes 2,857,008 shares of common stock issuable upon the exercise of outstanding options as of March 31, 1999. You should read the information presented below together with our consolidated financial statements and notes, "Selected Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management -- 1998 Incentive Plan" included elsewhere in this prospectus.

                                                                  MARCH 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 30,262    $ 30,262
                                                              ========    ========
Short-term debt (including current maturities of long-term
  debt).....................................................  $216,426    $ 76,099
                                                              ========    ========
Long-term debt..............................................  $233,495    $233,495
Stockholders' equity:
  Preferred stock, $.01 par value, 25,000,000 shares
     authorized, no shares issued or outstanding............        --          --
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 35,561,757 shares issued and outstanding
     actual and 43,650,247 shares as adjusted...............       356         437
  Additional paid-in capital................................    33,086     173,332
  Retained earnings.........................................   354,444     354,444
  Currency translation adjustments..........................   (13,567)    (13,567)
                                                              --------    --------
          Total stockholders' equity........................   374,319     514,646
                                                              --------    --------
          Total capitalization..............................  $607,814    $748,141
                                                              ========    ========

                                    DILUTION

     Our net tangible book value as of March 31, 1999 was approximately $164.5 million or $4.63 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock issued and outstanding. After giving effect to the sale of the 8,088,490 shares of common stock offered by us at an initial public offering price of $18.75 per share and the use of the net proceeds as described under "Use of Proceeds", our pro forma net tangible book value as of March 31, 1999 would have been $304.8 million, or $6.98 per share. This represents an immediate increase in net tangible book value of $2.35 per share to existing stockholders and an immediate dilution of $11.77 per share to new investors.

     The following table illustrates this per share dilution:

Initial public offering price...............................          $18.75
  Net tangible book value before the offering...............  $4.63
  Increase in pro forma net tangible book value attributable
     to new investors.......................................   2.35
Pro forma net tangible book value after the offering........            6.98
                                                                      ------
Dilution to new investors...................................          $11.77
                                                                      ======

     The following table summarizes, on a pro forma basis as of March 31, 1999, the differences in the total consideration paid and the average price per share paid by our existing stockholders and by purchasers of the shares of common stock in the offering:

                                                         TOTAL
                           SHARES PURCHASED          CONSIDERATION         AVERAGE
                         ---------------------   ----------------------   PRICE PER
                           NUMBER      PERCENT      AMOUNT      PERCENT     SHARE
                         -----------   -------   ------------   -------   ---------
Existing
  stockholders.........   35,561,757     81.5%   $ 33,442,000     19.2%    $ 0.94
New investors..........    8,088,490     18.5     140,327,000     80.8      18.75
                         -----------   ------    ------------   ------
          Total........   43,650,247    100.0%   $173,769,000    100.0%
                         ===========   ======    ============   ======

     The computations in the tables above exclude 2,857,008 shares of common stock issuable upon exercise of stock options substantially all of which were awarded under our stock option plans. For more information on our stock option plans, see "Management -- 1998 Incentive Plan."

                       SELECTED FINANCIAL AND OTHER DATA

     The following selected financial and other data for each of the years in the five-year period ended December 31, 1998 have been derived from our financial statements which have been audited by Arthur Andersen LLP. The summary financial and other data for each of the three months ended March 31, 1998 and 1999 are derived from our unaudited financial statements which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. Our fiscal quarters are each comprised of 13 weeks. For convenience, the 13-week periods ended April 4, 1998 and April 3, 1999 are referred to as the three months ended March 31, 1998 and 1999, respectively. Effective September 30, 1997 we increased our ownership of Ets. Brancher, our European joint venture, from 50% to 70% and, accordingly, changed our accounting method of recognizing this investment from the equity method to the consolidation method. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes included elsewhere in this prospectus for a further explanation of the financial data summarized here.

                                                                                                          THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                              MARCH 31,
                                       --------------------------------------------------------------   -----------------------
                                          1994         1995         1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $1,168,099   $1,306,999   $1,364,546   $1,444,442   $1,821,836   $  379,646   $  489,059
Cost of goods sold...................     815,511      946,881      961,696    1,005,913    1,245,623      261,802      337,481
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Gross profit.................     352,588      360,118      402,850      438,529      576,213      117,844      151,578
Selling, general and administrative
  expenses...........................     273,421      285,938      298,049      326,280      461,143       97,255      129,268
Other operating expense, net.........       7,460        2,555        4,213        7,488        8,467        2,612        2,518
Product inspection charge(1).........          --           --           --      140,000           --           --           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Income (loss) from
          operations.................      71,707       71,625      100,588      (35,239)     106,603       17,977       19,792
Interest expense, net................      20,830       20,615       13,417        8,515       16,184        2,620        6,558
Other................................         836         (622)        (943)       1,955        1,602          230         (211)
Minority interest....................          --           --           --         (666)        (869)        (502)        (516)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Income (loss) before income
          taxes......................      50,041       51,632       88,114      (45,043)      89,686       15,629       13,961
Provision (benefit) for income
  taxes..............................      19,286       17,480       33,388      (11,493)      37,161        7,323        7,331
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net income (loss)............  $   30,755   $   34,152   $   54,726   $  (33,550)  $   52,525   $    8,306   $    6,630
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share:
  Basic..............................  $     0.93   $     1.04   $     1.62   $    (0.99)  $     1.50   $     0.24   $     0.19
  Diluted............................        0.93         1.04         1.59        (0.99)        1.47         0.24         0.18
Weighted average shares outstanding:
  Basic..............................      32,938       32,899       33,693       33,924       34,914       34,452       35,541
  Diluted............................      32,994       32,964       34,386       33,924       35,739       35,112       36,366
Dividends per share..................  $     0.20   $     0.22   $     0.26   $     0.28   $     0.32   $     0.08   $     0.09
OTHER DATA:
Depreciation and amortization........  $   32,896   $   32,212   $   34,149   $   33,430   $   43,545   $    9,787   $   13,502
Capital expenditures.................      36,189       26,675       31,903       34,581       52,435       12,316       20,050
Research and development expenses....      22,773       22,682       23,235       25,444       33,260        7,376        9,567

                                                                DECEMBER 31,                                   MARCH 31,
                                       --------------------------------------------------------------   -----------------------
                                          1994         1995         1996         1997         1998         1998         1999
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............  $    2,980   $   73,811   $  151,877   $  147,802   $   28,389   $  171,624   $   30,262
Working capital......................     252,301      307,502      325,956      335,891      263,289      404,738      215,279
Total assets.........................     737,528      768,517      820,653      970,892    1,152,952    1,043,581    1,292,534
Total debt...........................     243,480      219,346      184,756      198,530      317,441      272,120      449,921
Stockholders' equity.................     286,849      315,313      361,464      325,478      376,440      333,734      374,319

---------------

(1) Represents a pre-tax charge taken in the fourth quarter of 1997 for estimated costs of an inspection program for our Pulse furnaces installed from 1982 to 1990 in the U.S. and Canada. We initiated the inspection program because we received anecdotal reports of accelerated corrosion of a component of these products under extreme operating conditions. We periodically review the reserve balance and at this time we believe the remaining reserve of $13.6 million at March 31, 1999 will be adequate to cover the remaining costs associated with this inspection program. This program ended on June 30, 1999.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We participate in four reportable business segments of the HVACR industry. The first segment is the North American residential market in which we manufacture and market a full line of heating, air conditioning and hearth products for the residential replacement and new construction markets in the U.S. and Canada. The North American residential segment also includes installation, maintenance and repair services performed by Lennox-owned dealers. The second segment is the global commercial air conditioning market in which we manufacture and sell rooftop products and applied systems for commercial applications. The third segment is the global commercial refrigeration market which consists of unit coolers, condensing units and other commercial refrigeration products. The fourth segment is the heat transfer market in which we design, manufacture and sell evaporator and condenser coils, copper tubing and related manufacturing equipment to original equipment manufacturers and other specialty purchasers on a global basis.

     We sell our products to numerous types of customers, including distributors, installing dealers, homeowners, national accounts and original equipment manufacturers. The demand for our products is cyclical and influenced by national and regional economic and demographic factors, such as interest rates, the availability of financing, regional population and employment trends and general economic conditions, especially consumer confidence. In addition to economic cycles, demand for our products is seasonal and dependent on the weather. Hotter than normal summers generate strong demand for replacement air conditioning and refrigeration products and colder than normal winters have the same effect on heating products. Conversely, cooler than normal summers and warmer than normal winters depress sales of HVACR products.

     The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead and estimated costs of warranty expense. The principal raw materials used in our manufacturing processes are copper, aluminum and steel. In instances where we are unable to pass on to our customers increases in the costs of copper and aluminum, we enter into forward contracts for the purchase of such materials. We have forward commitments for the substantial majority of our internal needs of aluminum through December 1999 and copper through December 2000. We attempt to minimize the risk of price fluctuations in key components by entering into contracts, typically at the beginning of the year, which generally provide for fixed prices for our needs throughout the year. These hedging strategies enable us to establish product prices for the entire model year while minimizing the impact of price increases of components and raw materials on our margins. Warranty expense is estimated based on historical trends and other factors.

     Following the expiration of the collective bargaining agreement in April 1999, we experienced a work stoppage at our Bellevue, Ohio factory for three weeks in May 1999. This factory manufactures our "Armstrong Air" brand of residential heating and air conditioning products for the North American market. We had accumulated additional inventory levels in anticipation of a possible work stoppage. Through the use of management personnel we continued limited production from this factory during this period. As a result, we were generally able to meet the majority of our customer orders. We do not believe that we suffered any damage to our relationships with our customers. We do not expect that this work stoppage will have a material adverse effect on our results of operations for the second quarter of 1999. On May 20, 1999, the union at the Bellevue, Ohio factory ratified a new collective bargaining agreement that expires April 2002 and this factory resumed full production within two business days.

     In September 1997, we increased our ownership in Ets. Brancher from 50% to 70%. As a result, we assumed control of the venture and began consolidating the financial position and operating results of the venture in the fourth quarter of 1997. Previously, we used the equity method of accounting for our investment in this entity. In the fourth quarter of 1998, we restructured our ownership of our various European entities to allow for more efficient transfer of funds and to provide for tax optimization. Although our European operations contributed to revenue, they had an operating loss in 1997, 1998 and the first quarter of 1999, primarily due to the performance of the commercial air conditioning business. In the second half of 1998, we commenced and substantially completed the installation of a new management team for our European operations. We are in the process of bringing our manufacturing and operating expertise to the European businesses.

     We acquired Superior Fireplace Company, Marco Mfg., Inc. and Pyro Industries, Inc. in the third quarter of 1998 and Security Chimneys International, Ltd. in the first quarter of 1999 for an aggregate purchase price of approximately $120 million. These acquisitions give us one of the broadest lines of hearth products in the industry. These businesses had aggregate revenues of approximately $150 million in 1998, $68.6 million of which was reflected in our 1998 net sales.

     We acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, in June 1999 for approximately $67 million in cash, common stock and seller financing. In addition, we assumed approximately $28 million of Kirby's debt. Kirby had revenues of approximately $68 million and $86 million for the twelve months ended June 30, 1998 and the nine months ended March 31, 1999, respectively.

     We recently initiated a program to acquire high quality heating and air conditioning dealers in metropolitan areas in the U.S. and Canada to market "Lennox" and other brands of heating and air conditioning products. This strategy will enable us to extend our distribution directly to the consumer and permit us to participate in the revenues and margins available at the retail level while strengthening and protecting our brand equity. We believe that the retail sales and service market represents a significant growth opportunity because this market is large and highly fragmented. The retail sales and service market in the U.S. is comprised of over 30,000 dealers. In addition, we believe that the heating and air conditioning service business is somewhat less seasonal than the business of manufacturing and selling heating and air conditioning products. As of July 2, 1999, we had acquired 50 dealers in Canada and two in the U.S. for an aggregate purchase price of approximately $74 million and had signed letters of intent to acquire nine additional Canadian dealers and 11 U.S. dealers for an aggregate purchase price of approximately $79 million. As we acquire more heating and air conditioning dealers, we expect that we will incur additional costs to expand our infrastructure to effectively manage these businesses.

     We have assigned a 40-year life to the goodwill acquired in the acquisitions of the hearth products companies and the dealers acquired to date. These companies and dealers are all profitable and all have been in business for extended periods of time. They all operate in established industries where the basic product technology has changed very little over time. In addition, all of these companies and dealers have strong brand names and market share in their respective industries or markets. Based upon these factors, we concluded that the anticipated future cash flows associated with the goodwill recognized in the acquisitions will continue for at least 40 years.

     Our fiscal year ends on December 31 of each year, and our fiscal quarters are each comprised of 13 weeks. For convenience, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, the 13 week periods comprising each fiscal quarter are denoted by the last day of the calendar quarter.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net sales, our statement of income data for the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999.

                                                                          THREE MONTHS
                                             YEAR ENDED DECEMBER 31,    ENDED MARCH 31,
                                             -----------------------    ----------------
                                             1996     1997     1998      1998      1999
                                             -----    -----    -----    ------    ------
Net sales..................................  100.0%   100.0%   100.0%   100.0%    100.0%
Cost of goods sold.........................   70.5     69.6     68.4     69.0      69.0
                                             -----    -----    -----    -----     -----
          Gross profit.....................   29.5     30.4     31.6     31.0      31.0
                                             -----    -----    -----    -----     -----
Selling, general and administrative
  expenses.................................   21.8     22.6     25.3     25.6      26.5
Other operating expense, net...............    0.3      0.5      0.4      0.7       0.5
Product inspection charge..................     --      9.7       --       --        --
                                             -----    -----    -----    -----     -----
          Income (loss) from operations....    7.4     (2.4)     5.9      4.7       4.0
Interest expense, net......................    1.0      0.6      0.9      0.6       1.2
Other......................................   (0.1)     0.1      0.1      0.1       0.0
Minority interest..........................     --      0.0      0.0     (0.1)     (0.1)
                                             -----    -----    -----    -----     -----
          Income (loss) before income
            taxes..........................    6.5     (3.1)     4.9      4.1       2.9
Provision (benefit) for income taxes.......    2.5     (0.8)     2.0      1.9       1.5
                                             -----    -----    -----    -----     -----
          Net income (loss)................    4.0%    (2.3)%    2.9%     2.2%      1.4%
                                             =====    =====    =====    =====     =====

     The following table sets forth net sales by business segment and geographic market (dollars in millions):

                                                      YEARS ENDED DECEMBER 31,                    THREE MONTHS ENDED MARCH 31,
                                       ------------------------------------------------------   ---------------------------------
                                             1996               1997               1998              1998              1999
                                       ----------------   ----------------   ----------------   ---------------   ---------------
                                        AMOUNT      %      AMOUNT      %      AMOUNT      %     AMOUNT      %     AMOUNT      %
                                       --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
BUSINESS SEGMENT:
North American residential...........  $  857.1    62.8%  $  865.1    59.9%  $1,013.7    55.7%  $203.6     53.6%  $284.9     58.3%
Commercial air conditioning..........     228.9    16.8      278.8    19.3      392.1    21.5     81.8     21.6     92.5     18.9
Commercial refrigeration.............     135.6     9.9      154.3    10.7      237.3    13.0     47.9     12.6     61.6     12.6
Heat transfer........................     142.9    10.5      146.2    10.1      178.7     9.8     46.3     12.2     50.0     10.2
                                       --------   -----   --------   -----   --------   -----   ------    -----   ------    -----
       Total net sales...............  $1,364.5   100.0%  $1,444.4   100.0%  $1,821.8   100.0%  $379.6    100.0%  $489.0    100.0%
                                       ========   =====   ========   =====   ========   =====   ======    =====   ======    =====
GEOGRAPHIC MARKET:
U.S..................................  $1,252.5    91.8%  $1,274.9    88.3%  $1,472.3    80.8%  $304.8     80.3%  $383.1     78.3%
International........................     112.0     8.2      169.5    11.7      349.5    19.2     74.8     19.7    105.9     21.7
                                       --------   -----   --------   -----   --------   -----   ------    -----   ------    -----
       Total net sales...............  $1,364.5   100.0%  $1,444.4   100.0%  $1,821.8   100.0%  $379.6    100.0%  $489.0    100.0%
                                       ========   =====   ========   =====   ========   =====   ======    =====   ======    =====

     THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     Net sales. Net sales increased $109.4 million, or 28.8%, to $489.0 million for the three months ended March 31, 1999 from $379.6 million for the three months ended March 31, 1998.

     Net sales related to the North American residential segment were $284.9 million during the three months ended March 31, 1999, an increase of $81.3 million, or 39.9%, from $203.6 million for the corresponding three months in 1998. Of the $81.3 million increase, $35.9 million was due to sales from the hearth products acquisitions which occurred in the third quarter of 1998 and the first quarter of 1999, $16.7 million was due to sales from our Canadian dealers and $5.0 million was due to sales from acquired heating and air conditioning distributors. The remaining $23.7 million increase in North American residential net sales was primarily due to an 11.6% increase in sales of our existing businesses, almost all of which resulted from increased sales volumes, principally caused by three factors. First, the hot summer in 1998 depleted the inventory levels at our distributors and they increased their purchases in the first quarter of 1999 to refill their inventories. Second, we offered our Armstrong distributors preferential credit terms to encourage them to accumulate inventory in anticipation of a possible work stoppage at our Bellevue, Ohio factory. Third, our volume increased as a result of sales to new dealers, which were added as a result of programs to expand our dealer base.

     Commercial air conditioning net sales increased $10.7 million, or 13.1%, to $92.5 million for the three months ended March 31, 1999 compared to the corresponding three months in 1998. Of this increase, $8.5 million was due to increased sales volumes in North America primarily due to the effectiveness of recently established commercial sales districts. Net sales related to the commercial refrigeration segment were $61.6 million during the three months ended March 31, 1999, an increase of $13.7 million, or 28.6%, from $47.9 million for the corresponding three months in 1998. McQuay do Brasil, which we acquired in September 1998, contributed $3.3 million to commercial refrigeration revenues in the first quarter of 1999 and Lovelock Luke Pty. Limited, which we acquired in December 1998, contributed $11.4 million. North American commercial refrigeration sales increased $2.4 million primarily due to strong sales volumes to our supermarket customers and increased activity with our large distributors, while sales in Europe decreased $3.4 million as compared to the prior period principally due to reduced sales in Russia and Eastern Europe. Heat transfer revenues increased $3.7 million, or 8.0%, to $50.0 million for the three months ended March 31, 1999 compared to the corresponding three months in 1998. This increase was primarily due to increased sales volumes to original equipment manufacturers in North America.

     Domestic sales increased $78.3 million, or 25.7%, to $383.1 million for the first quarter of 1999 from $304.8 million for the first quarter of 1998. International sales increased $31.1 million, or 41.6%, to $105.9 million for the first quarter of 1999 from $74.8 million for the first quarter of 1998. Sales in Brazil for the first quarter of 1999 were $3.3 million but would have been approximately $4.9 million if devaluation of the Brazilian currency had not occurred in this quarter. As a result of the devaluation, we had to reduce the carrying value of our Brazilian investment by $5.9 million, thereby causing a reduction in our investments in joint ventures on our balance sheet.

     Gross profit. Gross profit was $151.6 million for the three months ended March 31, 1999 as compared to $117.8 million for the three months ended March 31, 1998, an increase of $33.8 million. Gross profit margin was 31.0% for both the three months ended March 31, 1999 and 1998. The increase of $33.8 million in gross profit was primarily attributable to increased sales in the 1999 period as compared to 1998. Gross profit margin remained unchanged for the 1999 period because there were no substantive price increases for our products for the 1999 period, and improvements due to lower raw material costs, improved manufacturing processes and increased overhead absorption associated with higher volumes of sales were offset by increases in labor and overhead costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $129.3 million for the three months ended March 31, 1999, an increase of $32.0 million, or 32.9%, from $97.3 million for the three months ended March 31, 1998. Selling, general and administrative expenses represented 26.5% and 25.6% of total net revenues for the first three months of 1999 and 1998, respectively. Of the $32.0 million increase, $18.5 million, or 57.8%, was related to increased infrastructure associated with acquisitions. Of the remaining $13.5 million increase, $9.5 million was due to increases in selling, general and administrative expenses for the North American residential segment which was primarily comprised of increases in costs due to additions of personnel, increased information technology costs and increased sales and marketing expenses. The remaining $4.0 million increase in selling, general and administrative expenses for the 1999 period related primarily to infrastructure investments in Europe and Asia and normal inflationary adjustments.

     Other operating expense, net. Other operating expense, net totaled $2.5 million for the three months ended March 31, 1999, a decrease of $0.1 million from $2.6 million for the corresponding three months in 1998. Other operating expense, net is comprised of (income) loss from joint ventures, amortization of goodwill, and other intangibles and miscellaneous items. Increases in goodwill amortization were generally offset by decreases in miscellaneous expenses and a slight reduction in losses from joint ventures.

     Income from operations. Income from operations was $19.8 million for the three months ended March 31, 1999 compared to $18.0 million for the three months ended March 31, 1998. Income from operations represented 4.0% and 4.7% of net sales for the three months ended March 31, 1999 and 1998, respectively.

     Domestic income from operations was $21.8 million during the three months ended March 31, 1999, an increase of 16.0% from $18.8 million during the corresponding period in 1998. International income (loss) from operations was $(2.0) million during the 1999 period and $(0.8) million during the 1998 period.

     Interest expense, net. Interest expense, net for the three months ended March 31, 1999 increased to $6.6 million from $2.6 million for the same period in 1998. Of the $4.0 million increase in interest expense, $1.3 million was due to the incurrence of $75 million in additional long-term borrowings in April 1998 and $2.7 million was due to increased usage of our credit lines. Short-term borrowing increased in the first quarter of 1999 as a result of acquisitions, payments related to the Pulse inspection program and increased working capital for seasonal needs.

     Other. Other expense (income) was $(0.2) million for the three months ended March 31, 1999 and $0.2 million for the three months ended March 31, 1998. Other expense is primarily comprised of currency exchange gains or losses. The majority of the improvement in other expense (income) was due to the strengthening of the Canadian dollar.

     Minority interest. Minority interest in subsidiaries' net losses of $(0.5) million for both the three months ended March 31, 1999 and 1998 represents the minority interest in Ets. Brancher and, for 1999, McQuay do Brasil.

     Provision for income taxes. The provision for income taxes was $7.3 million for both the three months ended March 31, 1999 and 1998. The effective tax rate of 52.5% and 46.9% for the three months ended March 31, 1999 and 1998, respectively, differs from the statutory federal rate of 35.0% principally due to state and local taxes and valuation reserves provided for foreign operating losses. No tax benefits are being recognized for our tax loss carryforwards in Europe, which will not be used until our operations in Europe are profitable.

     Net income. Net income was $6.6 million and $8.3 million for the three months ended March 31, 1999 and 1998, respectively. Net income represented 1.4% and 2.2% of net sales for the three months ended March 31, 1999 and 1998, respectively.

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net sales. Net sales increased $377.4 million, or 26.1%, to $1,821.8 million for the year ended December 31, 1998 from $1,444.4 million for the year ended December 31, 1997. If the effect of the consolidation of Ets. Brancher is excluded, net sales would have increased by $226.7 million, or 16.1%, to $1,630.9 million for 1998 as compared to 1997.

     Net sales related to the North American residential segment were $1,013.7 million during 1998, an increase of 17.2% from $865.1 million for 1997. This increase was primarily due to increased unit sales of "Lennox" and "Armstrong Air" brands of heating and air conditioning equipment and the inclusion of $68.6 million of sales beginning in the third quarter of 1998 of the hearth products companies. Hot weather in the spring of 1998 and an expanded dealer and distributor base led to greater sales of the "Lennox" and "Armstrong Air" brands. Commercial air conditioning revenues increased $113.3 million, or 40.6%, to $392.1 million for 1998 compared to 1997. If the effect of the consolidation of Ets. Brancher is excluded, commercial air conditioning revenues would have increased $46.5 million, or 17.9%, to $306.1 million for 1998 as compared to 1997. This increase was primarily due to increased volumes of rooftop air conditioner sales in the U.S. and Canada. Net sales related to the commercial refrigeration segment were $237.3 million during 1998, an increase of 53.8% from $154.3 million for 1997. If the effect of the consolidation of Ets. Brancher is excluded, net sales related to the commercial refrigeration products segment would have increased $20.2 million, or 14.8%, to $156.8 million for 1998 as compared to 1997. This increase is primarily caused by sales volume increases due to hot weather in North America in 1998 and the acquisition of McQuay do Brasil in September 1998. Heat transfer revenues increased $32.5 million, or 22.3%, to $178.7 million for 1998 compared to 1997. If the effect of the consolidation of Ets. Brancher is excluded, heat transfer revenues would have increased $11.4 million, or 8.0%, to $154.3 million for 1998 as compared to 1997. This increase is primarily caused by sales volume increases due to hot weather in North America in 1998.

     Domestic sales increased $197.4 million, or 15.5%, to $1,472.3 million for 1998 from $1,274.9 million for 1997. Of this increase, $68.6 million is due to the inclusion of the hearth products companies and the balance was caused primarily by increased unit sales of "Lennox" and "Armstrong Air" brands due to the hot weather in 1998 and an expanded dealer and distributor base for these brands. International sales increased $180.0 million, or 106.2%, to $349.5 million for 1998 from $169.5 million for 1997. Of this increase, $150.7 million is due to the consolidation of Ets. Brancher and the remainder is primarily due to the acquisition of McQuay do Brasil and Lovelock Luke.

     Gross profit. Gross profit was $576.2 million for the year ended December 31, 1998 as compared to $438.5 million for the year ended December 31, 1997, an increase of $137.7 million. Gross profit margin increased to 31.6% in 1998 from 30.4% for 1997. The increase of $137.7 million in gross profit was primarily attributable to increased sales in 1998 as compared to 1997 and the effect of the consolidation of Ets. Brancher for the full year. Ets. Brancher contributed $47.7 million and $11.2 million to gross profit in 1998 and 1997, respectively, and its gross profit margin was 25.0% and 27.9% in 1998 and 1997, respectively. If the effect of the consolidation of Ets. Brancher is excluded, gross profit margin would have been 32.4% and 30.4% for 1998 and 1997, respectively. The improved gross profit margin for 1998 is due to lower material costs, improved manufacturing processes and increased overhead absorption associated with the higher volume of sales in North America.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $461.1 million for 1998, an increase of $134.8 million, or 41.3%, from $326.3 million for 1997. Selling, general and administrative expenses represented 25.3% and 22.6% of total net revenues for 1998 and 1997, respectively. If the effect of the consolidation of Ets. Brancher is excluded, selling, general and administrative expenses would have been $413.9 million for 1998, an increase of $99.8 million, or 31.8%, from $314.1 million for 1997, representing 25.4% and 22.4% of total net sales for 1998 and 1997, respectively. Approximately $16.7 million of the increase in selling, general and administrative expenses is composed of three non-recurring items: $7.1 million associated with the settlement of a lawsuit; approximately $5.0 million of incremental expense associated with the implementation of the SAP enterprise business software system; and $4.6 million associated with increased expenses of a terminated performance share plan. If the effect of these non-recurring items and the consolidation of Ets. Brancher is excluded, selling, general and administrative expenses would have been $397.2 million for 1998, an increase of $83.1 million, or 26.5%, from $314.1 million for 1997, representing 24.4% and 22.4% of total net sales for 1998 and 1997, respectively. The remaining increase in selling, general and administrative expenses is primarily due to increased variable costs associated with sales growth in North America and costs associated with creating infrastructure to manage international businesses, such as the establishment of a sales office in Singapore and the business development functions for our global operation.

     Other operating expense, net. Other operating expense, net totaled $8.5 million for 1998, an increase of $1.1 million from $7.4 million for 1997. Other operating expense, net is comprised of (income) loss from joint ventures, amortization of goodwill and other intangibles and miscellaneous items. The $1.1 million increase is due to increases in amortization of goodwill of $1.7 million and losses from joint ventures of $1.3 million, partially offset by a decrease in other intangible and miscellaneous expense of $2.0 million.

     Product inspection charge. In the fourth quarter of 1997, we recorded a non-recurring pre-tax charge of $140.0 million to provide for management's best estimate of the projected expenses of the product inspection program related to our Pulse furnace. As part of our normal warranty process, we continuously monitor the replacement rate for, among other components, heat exchangers in our products. During 1997, it was determined that, under certain circumstances, certain joint connections on Pulse furnace heat exchangers manufactured between 1982 and 1988 could fail and potentially create a safety hazard in the home. Once this was determined, we publicly announced the Pulse inspection program in 1997. Under the program, we have offered the owners of all Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection includes a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger does not pass the test, we will either replace the heat exchanger or offer a new furnace and subsidize the labor costs for installation. The cost required for the program depends on the number of units we find, the number of units that fail the pressure test, whether consumers select to replace the heat exchanger or receive a new furnace and the cost of the replacement products. Based on the results of our historical experience, input from our dealers and consultation with the Consumer Products Safety Commission, we estimated we could ultimately locate approximately 67% of the Pulse furnaces that were manufactured between 1982 and 1988. In terms of estimated failure rates, we utilized the data gathered from "field experience" tests, which indicated a failure rate of approximately 30%. In terms of consumer selection, we estimated that half would elect the new heat exchanger and half would elect the new furnace. Finally, we utilized our standard costs of heat exchangers and new furnaces, the cost of the dealer inspection allowance and the cost of the dealer replacement allowance in calculating the liability. We believe we had adequate information to develop reasonable assumptions in estimating the cost of the Pulse inspection program.

     We periodically review the reserve balance and at this time believe the remaining reserve of $13.6 million at March 31, 1999 will be adequate to cover the remaining costs associated with this inspection program. This program ends on June 30, 1999.

     Income (loss) from operations. Income (loss) from operations was $106.6 million for 1998 compared to $(35.2) million for 1997. Excluding the Ets. Brancher consolidation, the special charge for the Pulse inspection program and the three non-recurring selling, general and administrative expense items mentioned above, income from operations would have been $122.6 million for 1998, or 7.5% of net sales, as compared to $106.1 million for 1997, or 7.6% of net sales.

     Domestic income from operations was $108.7 million during 1998 as compared to a loss of $(17.8) million during 1997. International income (loss) from operations was $(2.1) million during 1998 and $(17.4) million for 1997.

     Interest expense, net. Interest expense, net for 1998 increased to $16.2 million from $8.5 million for 1997. Of the $7.7 million increase in interest expense, $3.6 million was due to the incurrence of $75 million in additional long-term borrowings in April 1998, $1.6 million was due to the consolidation of Ets. Brancher for the full year and the remainder was due to less interest income in 1998.

     Other. Other expense was $1.6 million for 1998 and $2.0 million for 1997. Other expense is primarily comprised of currency exchange gains or losses.

     Minority interest. Minority interest in subsidiaries' net loss of $(0.7) million in 1997 and $(0.9) million in 1998 represents the minority interest in Ets. Brancher and, for 1998, McQuay do Brasil.

     Provision (benefit) for income taxes. The effective tax rates for the 1998 provision and the 1997 benefit were 41.4% and 25.5%, respectively. The effective tax rates differ from the federal statutory rate of 35% primarily due to state income taxes and valuation reserves provided for foreign operating losses.

     Net income (loss). Net income (loss) was $52.5 million and $(33.6) million for the year ended December 31, 1998 and 1997, respectively. If the effects of the consolidation of Ets. Brancher and the non-recurring charge relating to the Pulse inspection program are excluded, net income would have been $52.9 million and $55.2 million for 1998 and 1997, representing 3.2% and 3.9% of net sales for 1998 and 1997, respectively.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net sales. Net sales increased $79.9 million, or 5.9%, to $1,444.4 million for the year ended December 31, 1997 from $1,364.5 million for the year ended December 31, 1996. If the effect of the consolidation of Ets. Brancher is excluded, net sales would have increased by $39.7 million, or 2.9%, to $1,404.2 million for 1997 compared to 1996.

     Net sales related to the North American residential segment were $865.1 million during 1997, an increase of 0.9% from $857.1 million for 1996. This increase was principally due to increases in the number of heating and air conditioning units sold by us, despite the fact that industry shipments were generally down 5% for 1997. The weather in 1997 was mild with a cool spring and modest winter over most of the U.S., and inventory levels for both dealers and distributors were higher than normal at the end of 1996. Commercial air conditioning revenues increased $49.9 million, or 21.8%, to $278.8 million for 1997 compared to 1996. Of the $49.9 million increase, 49.3% was due to increased volumes of rooftop air conditioner sales in North America and the balance was due to the consolidation of Ets. Brancher in the fourth quarter of 1997. Rooftop air conditioner business increased in 1997 principally due to focused sales efforts through commercial districts that we established early in 1997 as well as the continued roll out of the L Series rooftop product line. Net sales related to the commercial refrigeration segment were $154.3 million during 1997, an increase of 13.8% from $135.6 million for 1996. This increase was primarily due to the consolidation of Ets. Brancher in the fourth quarter of 1997. Heat transfer revenues increased $3.3 million, or 2.3%, to $146.2 million for 1997 compared to 1996. Ets. Brancher contributed $3.3 million to heat transfer product sales in 1997.

     Domestic sales increased $22.4 million, or 1.8%, to $1,274.9 million for 1997 from $1,252.5 million for 1996 primarily due to the factors discussed above. International sales increased $57.5 million, or 51.3%, to $169.5 million for 1997 from $112.0 million for 1996. This increase is primarily due to the consolidation of Ets. Brancher in the last quarter of 1997.

     Gross profit. Gross profit was $438.5 million for the year ended December 31, 1997 as compared to $402.9 million for the year ended December 31, 1996, an increase of $35.6 million. Gross profit margins were 30.4% and 29.5% for 1997 and 1996, respectively. The increase of $35.6 million in gross profit was primarily attributable to increased sales in 1997 and the effect of the consolidation of Ets. Brancher. Ets. Brancher contributed $11.2 million to gross profit in 1997, and its gross profit margin was 27.9%. If the effect of the consolidation of Ets. Brancher is excluded, gross profit margin would have remained the same for 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $326.3 million for 1997, an increase of $28.3 million, or 9.5%, from $298.0 million for 1996. Selling, general and administrative expenses represented 22.6% and 21.8% of net sales for 1997 and 1996, respectively. Of the $28.3 million increase, $12.2 million was related to the consolidation of Ets. Brancher. Excluding the effect of the consolidation of Ets. Brancher, selling, general and administrative expenses would have represented 22.4% of net sales in 1997. The remaining $16.1 million increase in selling, general and administrative expenses related to expenses in establishing specialized commercial sales districts in North America, increased expenses related to a profit sharing plan and other variable cost increases associated with increased sales.

     Other operating expense, net. Other operating expense, net totaled $7.4 million for 1997, an increase of $3.2 million from $4.2 million for 1996. In 1996, we recognized a non-recurring $4.6 million gain on the sale of a portion of our interest in Alliance Compressors, a joint venture to manufacture compressors. After the sale, we owned a 24.5% interest in Alliance Compressors.

     Income (loss) from operations. Income (loss) from operations was $(35.2) million in 1997, a decrease of $135.8 million from $100.6 million in 1996. The $135.8 million decrease was primarily due to the $140.0 million non-recurring pre-tax charge relating to the Pulse inspection program. Excluding the special charge for the Pulse inspection program and the consolidation of Ets. Brancher, income from operations would have been $106.1 million in 1997, representing 7.6% of net sales, the same percent as in 1996.

     Domestic income (loss) from operations was $(17.8) million during 1997 as compared to $98.0 million during 1996. International income from operations was $(17.4) million during 1997 and $2.6 million for 1996.

     Interest expense, net. Interest expense, net for 1997 decreased to $8.5 million from $13.4 million for 1996. The decrease of $4.9 million in interest expense was primarily due to higher average cash balances resulting from improved working capital management. We did not have any short-term borrowings in 1996 or 1997 and long-term debt remained fairly consistent each year.

     Other. Other expense was $2.0 million for 1997 and $(0.9) million for 1996. Other expense is primarily comprised of currency exchange gains or losses.

     Minority interest. Minority interest in subsidiaries' net loss of $(0.7) million in 1997 represents the minority interest in Ets. Brancher.

     Provision (benefit) for income taxes. The effective tax rates for the 1997 benefit and the 1996 provision were 25.5% and 37.9%, respectively. The effective tax rates differ from the federal statutory rate of 35% primarily due to state income taxes and valuation reserves provided for foreign operating losses.

     Net income (loss). There was a net loss of $(33.6) million for the year ended December 31, 1997 compared to net income of $54.7 million for the year ended December 31, 1996. If the non-recurring charge relating to the Pulse inspection program and the consolidation of Ets. Brancher are excluded, net income would have been $55.2 million for 1997, representing 3.9% of net sales, compared to 4.0% of net sales for 1996.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed our operations and capital requirements from internally generated funds and, to a lesser extent, borrowings from external sources. Our capital requirements have related principally to acquisitions, the expansion of our production capacity and increased working capital needs that have accompanied sales growth.

     Net cash provided by operating activities totaled $158.8 million, $58.5 million and $5.0 million for 1996, 1997 and 1998, respectively. The reduction in cash provided by operating activities is primarily due to the Pulse inspection program as we spent $26.6 million and $86.1 million on this program in 1997 and 1998, respectively. In addition, we had unusually strong sales of our "Lennox" brand of North American air conditioning products late in 1997 and accordingly accounts receivable in December 1997 were higher than normal. Net cash provided by (used in) operating activities was $(57.2) million for the three months ended March 31, 1999 compared to $(31.7) million for the three months ended March 31, 1998. The increase in cash used in operating activities is primarily due to increases in accounts and notes receivable resulting from higher first quarter 1999 sales. Net cash used in investing activities totaled $37.1 million, $44.6 million, $212.4 million, $13.7 million and $71.2 million for 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. The greater use of cash for investing relates primarily to increased acquisition activity as we spent $14.3 million, $160.5 million, $1.4 million and $51.1 million for acquisitions in 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. Net cash provided by (used in) financing activities was ($44.0) million, ($17.3) million, $89.5 million, $69.2 million and $130.9 million for 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999, respectively. In 1998, we issued $75.0 million principal amount of notes and increased short term borrowings by $36.7 million. In the first quarter of 1999, we increased short-term borrowings by $134.5 million primarily to fund acquisitions. Due to the seasonality of the air conditioning and refrigeration businesses, we typically use cash in the first six months and generate cash during the latter half of the year. Accordingly, we do not believe it is appropriate to compare interim periods to the full fiscal year. Our internally generated cash flow, along with borrowings under our revolving credit facility, have been sufficient to cover our working capital, capital expenditure and debt service requirements over the last three years.

     In the past, we have used a combination of internally generated funds, external borrowings and our stock to make acquisitions. We intend to acquire additional heating and air conditioning dealers in the U.S. and Canada. We plan to finance these acquisitions with a combination of cash, stock and debt. As of July 2, 1999, we had acquired 50 dealers in Canada and two in the U.S. for an aggregate purchase price of approximately $74 million and had signed letters of intent to acquire nine additional Canadian dealers and 11 U.S. dealers for an aggregate purchase price of approximately $79 million. On June 25, 1999, we filed a shelf registration statement for $100 million of our common stock to use in connection with acquisitions.

     We have agreed to purchase on March 31, 2000 the remaining 30% interest in Ets. Brancher not owned by us for approximately $17 million. In June 1999, we acquired James N. Kirby Pty. Ltd. for approximately $67 million. In addition, we assumed approximately $28 million of Kirby's debt. The purchase price consisted of approximately $17 million in cash, $36 million in deferred payments and 650,430 shares of common stock. The $36 million in deferred payments will be made in installments of approximately $12 million per year over the next three years. If our common stock does not trade at a price greater than $29.09 per share for five consecutive days from the period from June 1999 to June 2000, then we are obligated to pay the former owners of Kirby the difference between the trading price for the last five days of this period and $29.09 for 577,500 of the shares of common stock.

     Our capital expenditures were $31.9 million, $34.6 million, $52.4 million and $20.0 million for 1996, 1997 and 1998 and the three months ended March 31, 1999, respectively. We have budgeted $80 million for capital expenditures for 1999. These expenditures primarily relate to production equipment (including tooling), training facilities, leasehold improvements and information systems. The majority of these planned capital expenditures are discretionary. We plan to finance these capital expenditures using cash flow from operations and a portion of the net proceeds from this offering.

     At March 31, 1999, we had long-term debt obligations outstanding of $260.2 million. The total long-term debt consists primarily of six issues of notes with an aggregate principal amount of $240.6 million, interest rates ranging from 6.56% to 9.69% and maturities ranging from 2001 to 2008. The notes contain restrictive covenants, including covenants that place limitations on our ability to incur additional indebtedness, encumber our assets, sell our assets or pay dividends. Our ability to incur debt is limited to 60.0% of our consolidated capitalization. As of March 31, 1999, our consolidated indebtedness as a percent of consolidated capitalization was 51.8%. Generally, the aggregate sale of assets outside the ordinary course of business cannot exceed 15% of our consolidated assets during any fiscal year and all transfers after January 1, 1998 cannot exceed 30% of our consolidated assets. In addition, in order to pay dividends or make a sale of assets outside the ordinary course of business, we must be able to incur $1.00 of additional indebtedness. In addition, we are required to maintain a consolidated net worth equal to $261.0 million plus 15% of our consolidated quarterly net income beginning April 1, 1998. At March 31, 1999, the required consolidated net worth was $270.2 million and we had a consolidated net worth of $374.3 million. Upon a change of control, we must make an offer to repurchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. Our debt service requirements (including principal and interest payments) for long-term debt are $38.1 million for 1999. As of December 31, 1998, we had approximate minimum commitments on all non-cancelable operating leases of $22 million and $19 million in 1999 and 2000, respectively.

     We have $135 million of borrowings available under our revolving credit facility. Our revolving credit facility provides for both "standby loans" and "offered rate loans." Standby loans are made ratably by all lenders under the revolving credit facility, while offered rate loans are, subject to the terms and conditions of the credit facility, separately negotiated between us and one or more members of the lending syndicate. Standby loans bear interest, at our option, at a rate equal to either (a) the London Interbank Offered Rate plus a margin equal to 0.150% to 0.405% depending on the ratio of our debt to total capitalization, or (b) the greater of (1) the Federal Funds Effective Rate plus 0.5%, and (2) the Prime Rate. Offered rate loans bear interest at a fixed rate agreed to by us and the lender or lenders making such loans. Under the revolving credit facility, we are obligated to pay fees, including (a) a quarterly facility fee to each lender under the credit facility equal to a percentage, varying from 0.100% to 0.220% (depending on the ratio of our debt to total capitalization) of each lender's total commitment, whether used or unused, under the revolving credit facility and (b) administrative fees to the administrative agent and documentation agent under the revolving credit facility. The revolving credit facility contains the same restrictive covenants and maintenance tests as the notes. The revolving credit facility will expire on July 13, 2001, unless earlier terminated according to its terms and conditions.

     In March 1999, we entered into a term credit agreement which provides for borrowings of up to $115 million. Repayments of borrowings result in a permanent reduction of the commitment. Loans bear interest, at our option, at a rate equal to (a) the rate offered by the administrative agent in its London offices plus 1.00% to 1.75%, depending upon the period, or (b) the greater of (1) the Federal Funds Effective Rate plus 0.5% or (2) the Prime Rate, in each case plus 0% to 0.75%, depending upon the period. Under the term credit agreement, we are obligated to pay fees, including (a) a quarterly commitment fee equal to 0.15% of the unused portion of the commitment and (b) administrative fees to the administrative agent. We are required to use the net proceeds from any issuance of our securities, including the net proceeds from this offering, to repay any amounts outstanding under the term credit agreement. The term credit agreement expires upon completion of this offering. The term credit agreement otherwise expires on December 31, 1999.

     We have entered into a new $300 million revolving credit facility with a syndicate of banks led by Chase Bank of Texas, National Association, as administrative agent, Wachovia Bank, N.A., as syndication agent, and The Bank of Nova Scotia, as documentation agent, to take effect upon completion of this offering. It is a requirement that we receive not less than $140 million in net proceeds from this offering before the new revolving credit facility will go into effect and we can make borrowings under this facility. This new facility is designed to replace our existing revolving credit facility and term credit agreement. However, in the event that we do not receive at least $140 million in net proceeds from this offering, we will maintain our existing credit facility. The new credit facility has restrictive covenants and maintenance tests identical to those in our existing revolving credit facility and notes, plus two additional financial covenants. First, the ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, hereinafter referred to as "EBITDA," cannot exceed 3.0 based upon a rolling four quarter basis. Second, the ratio of EBITDA less capital expenditures to interest expense should be greater than 3.0 based on a rolling four quarter basis. Pursuant to the terms of the notes, we will be required to add these additional financial covenants to the notes. Borrowings under this new credit facility will bear interest, at our option, at a rate equal to either (a) the greater of the administrative agent's prime rate or the federal funds rate plus 0.5% or (b) the London Interbank Offered Rate plus a margin equal to 0.5% to 1.125%, depending upon our ratio of total funded debt to EBITDA. We will pay a commitment fee equal to 0.15% to 0.30% of the unused commitment, depending upon the ratio of total funded debt to EBITDA. This new credit facility will have a term of five years.

     We are currently negotiating an agreement with The Prudential Insurance Company of America or its affiliates which, if entered into, will allow us to borrow up to $100 million in the form of senior notes from time to time within the first three years of the agreement. We expect that the minimum amount of notes that we could draw at any one time would be $10 million and that the maturity and interest rate would be selected from alternatives provided by Prudential at the time the notes are issued, up to a maximum maturity of 15 years. We expect that the master shelf agreement will have customary covenants and that they will be substantially similar to those contained in our outstanding series of notes.

     We believe that cash flow from operations, as well as the net proceeds from the offering and available borrowings under our revolving credit facility, will be sufficient to fund our operations for the foreseeable future. We may pursue additional debt or equity financing in connection with acquisitions.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain of our quarterly information for the years ended December 31, 1997 and 1998 and the three months ended March 31, 1999. Such information is derived from our unaudited financial statements and, in the opinion of our management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. Operating results for any given quarter are not necessarily indicative of results for any future period and should not be relied upon as an indicator of future performance. Beginning with the fourth quarter of 1997, our results of operations reflect the consolidation of Ets. Brancher.

                                                                            QUARTER ENDED
                                      -----------------------------------------------------------------------------------------
                                                       1997                                     1998                     1999
                                      --------------------------------------   --------------------------------------   -------
                                      MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31
                                      -------   -------   --------   -------   -------   -------   --------   -------   -------
                                                                            (IN MILLIONS)
Net sales...........................  $307.1    $365.4     $381.9    $390.0    $379.6    $456.0     $529.2    $457.0    $489.0
Cost of goods sold..................   211.6     252.0      265.2     277.1     261.8     309.0      359.6     315.2     337.5
                                      ------    ------     ------    -------   ------    ------     ------    ------    ------
Gross profit........................    95.5     113.4      116.7     112.9     117.8     147.0      169.6     141.8     151.5
                                      ------    ------     ------    -------   ------    ------     ------    ------    ------
Selling, general and administrative
  expenses..........................    76.1      79.8       80.1      90.3      97.3     108.4      125.7     129.8     129.3
Other operating expense, net........     3.0       0.5        0.9       3.0       2.6       4.6       (1.1)      2.3       2.5
Product inspection charge...........      --        --         --     140.0        --        --         --        --        --
                                      ------    ------     ------    -------   ------    ------     ------    ------    ------
Income (loss) from operations.......    16.4      33.1       35.7    (120.4)     17.9      34.0       45.0       9.7      19.7
                                      ------    ------     ------    -------   ------    ------     ------    ------    ------
Net income (loss)...................  $  7.9    $ 17.6     $ 18.5    $(77.6)   $  8.3    $ 17.2     $ 24.5    $  2.5    $  6.6

     The following table sets forth, as a percentage of net sales, statement of income data by quarter for the years ended December 31, 1997 and 1998.

                                                                            QUARTER ENDED
                                      -----------------------------------------------------------------------------------------
                                                       1997                                     1998                     1999
                                      --------------------------------------   --------------------------------------   -------
                                      MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31
                                      -------   -------   --------   -------   -------   -------   --------   -------   -------
Net sales...........................   100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%
Cost of goods sold..................    68.9      69.0      69.4       71.1      69.0      67.8      68.0       69.0      69.0
                                       -----     -----     -----     ------     -----     -----     -----      -----     -----
Gross profit........................    31.1      31.0      30.6       28.9      31.0      32.2      32.0       31.0      31.0
                                       -----     -----     -----     ------     -----     -----     -----      -----     -----
Selling, general and administrative
  expenses..........................    24.8      21.8      21.0       23.1      25.6      23.8      23.7       28.4      26.5
Other operating expense, net........     1.0       0.2       0.2        0.8       0.7       1.0      (0.2)       0.5       0.5
Product inspection charge...........      --        --        --       35.9        --        --        --         --        --
                                       -----     -----     -----     ------     -----     -----     -----      -----     -----
Income (loss) from operations.......     5.3       9.0       9.4      (30.9)      4.7       7.4       8.5        2.1       4.0
                                       -----     -----     -----     ------     -----     -----     -----      -----     -----
Net income (loss)...................     2.6%      4.8%      4.8%     (19.9)%     2.2%      3.8%      4.6%        .5%      1.4%

     Our quarterly operating results have varied significantly and are likely to vary significantly in the future. Demand for our products is seasonal and dependent on the weather. In addition, a majority of our revenue is derived from products whose sales peak in the summer months. Consequently, we often experience lower sales levels in the first and fourth quarters of each year. Because a high percentage of our overhead and operating expenses are relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales.

MARKET RISK

     The estimated fair values of our financial instruments approximate their respective carrying amounts at March 31, 1999, except as follows (in thousands):

                                                                          FAIR VALUE
                                                                      -------------------
                                                          CARRYING               INTEREST
                                                           AMOUNT     AMOUNT       RATE
                                                          --------    -------    --------
9.69% promissory notes..................................  $24,600     $26,500      6.75%
9.53% promissory notes..................................   21,000      21,800      6.75
11.10% promissory notes.................................    7,135       7,300      9.00

     The fair values presented above are based on the amount of future cash flows associated with each instrument, discounted using our current borrowing rate for similar debt instruments of comparable maturity. The fair values are estimates as of March 31, 1999, and are not necessarily indicative of amounts for which we could settle currently or indicative of the intent or ability of us to dispose of or liquidate such instruments.

     Our results of operations can be affected by changes in exchange rates. Net sales and expenses in currencies other than the U.S. dollar are translated into U.S. dollars for financial reporting purposes based on the average exchange rate for the period. During 1996, 1997 and 1998, net sales from outside the U.S. and Canada represented 8.2%, 11.7% and 19.2%, respectively, of total net sales. Historically, foreign currency transaction gains (losses) have not had a material effect on our operations.

     We have entered into foreign currency exchange contracts to hedge our investment in Ets. Brancher. We do not engage in currency speculation. These contracts do not subject us to risk from exchange rate movements because the gains or losses on the contracts offset the losses or gains, respectively, on the assets and liabilities of Ets. Brancher. As of March 31, 1999, we had entered into foreign currency exchange contracts with a nominal value of 165.5 million French francs (approximately $27.0 million). These contracts require us to exchange French francs for U.S. dollars at maturity, which is in May 2003, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, we could be at risk for any currency related fluctuations.

     From time to time we enter into foreign currency exchange contracts to hedge receivables from our foreign subsidiaries. These contracts do not subject us to risk from exchange rate movements because the gains or losses on the contracts offset losses or gains, respectively, on the receivables being hedged. As of

March 31, 1999, we had obligations to deliver the equivalent of $61.7 million of various foreign currencies by June 30, 1999, for which the counterparties to the contracts will pay fixed contract amounts.

     We have contracts with various suppliers to purchase copper and aluminum for use in our manufacturing processes. As of March 31, 1999, we had contracts to purchase 17.1 million pounds of copper over the next 24 months at fixed prices that average $0.75 per pound ($12.8 million) and contracts to purchase six million pounds of copper at a variable price equal to the COMEX copper price (0.63 per pound at March 31, 1999) over the next 12 months. We also had contracts to purchase 19.3 million pounds of aluminum at $0.61 per pound ($11.8 million) over the next 12 months. The fair value of the copper and aluminum purchase commitments was a liability of $2.6 million at March 31, 1999.

INFLATION

     Historically, inflation has not had a material effect on our results of operations.

YEAR 2000 COMPLIANCE

     The Year 2000 issue concerns the ability of information technology and non-information technology systems and processes to properly recognize and process date-sensitive information before, during and after December 31, 1999. We have a variety of computer software program applications, computer hardware equipment and other equipment with embedded electronic circuits, including applications used in our financial business systems, manufacturing processes and administrative functions, which are collectively referred to as the "systems". We expect that our systems will be ready for the Year 2000 transition.

     In order to identify and resolve Year 2000 issues affecting us, we established a Year 2000 compliance program. The Year 2000 compliance program is administered by a task force, consisting of members of senior management as well as personnel from our accounting, internal audit and legal departments, which has oversight of the information systems managers and other administrative personnel charged with implementing our Year 2000 compliance program. The task force has established a specific compliance team for Lennox Corporate and for each of our operating locations.

     In 1994 we began the replacement of all core business systems for our domestic subsidiaries. The purpose of this replacement was to upgrade systems architecture and functionality, improve business integration and implement process improvements. SAP was selected as the enterprise resource for planning ("ERP") system to replace mission critical software and hardware for Lennox Industries, Heatcraft's Heat Transfer and Refrigeration Products Divisions and the Lennox Corporate operations. Fourth Shift was selected as the ERP system for the Electrical Products Division of Heatcraft and is also being implemented for various subsidiaries of Lennox Global. A new version of ROI Manage 2000 was implemented for Armstrong. As of December 31, 1998, all replacements were complete except for the Heat Transfer Division of Heatcraft, which is scheduled to be complete by September 30, 1999, and upgrades for some subsidiaries of Lennox Global.

     SAP, Fourth Shift and ROI Manage 2000 have certified that these systems are Year 2000 compliant. Hardware, operating systems and databases installed to support these systems are either compliant or have Year 2000 vendor supplied updates to be applied in 1999. Other smaller applications integrated with SAP have been replaced or upgraded with Year 2000 compliant software.

     The implementations of SAP, Fourth Shift and ROI Manage 2000 and the related hardware, operating systems and databases comprise the systems that are most critical to our operations, which are referred to as "critical systems," and address the areas of our business which would have otherwise been significantly affected by the Year 2000. As of April 30, 1999, we were approximately 85% complete with the implementation of the Year 2000 compliance program for all critical systems, and we expect to be 100% complete by September 30, 1999.

     Our Year 2000 Program also addresses compliance in areas in addition to critical systems, including: voice and data networks, desktop computers, peripherals, EDI, contracted or purchased departmental software, computer controlled production equipment, test stations, building security, transport and heating and air conditioning systems, service providers, key customers and suppliers and Lennox manufactured and purchased products. As of April 30, 1999, we were more than 60% complete with the implementation of the Year 2000 compliance program for all such areas, and we expect to be 100% complete by September 30, 1999.

     We have initiated communications with significant suppliers, customers and other third parties to identify and assess Year 2000 risks and by September 1999 expect to have developed solutions that will minimize the impact on us. Lennox Industries distributed surveys to approximately 200 of its major suppliers in January 1999 and over half of these suppliers have responded. All of these respondents stated that they are either compliant or are planning to be compliant. In April 1999, a follow-up survey was sent to the suppliers who had not yet responded. We expect to resolve any identified problems with critical or non-responding suppliers or to develop contingency plans where needed. We depend on third-party trucking companies to deliver finished products from our factories to our customers. None of Lennox Industries' trucking contractors is individually critical to our business. About 125 different trucking companies handle 95% of Lennox Industries' distribution. We have communicated with approximately 50 of the largest trucking contractors and received assurances that they will not have service disruptions due to the Year 2000. Our manufacturing facilities are highly dependent on public utilities, especially electrical power, natural gas, water and communications companies. If third party providers, due to the Year 2000 issue, fail to provide us with components or materials which are necessary to manufacture our products, with sufficient electrical power and other utilities to sustain our manufacturing process, or with adequate and reliable means of transporting our products to our customers, and we have not developed adequate contingency plans, then there could be an adverse effect on our results of operations at any facility affected by these problems. Currently, we are not aware of any of our significant third party providers or customers that are not or will not be Year 2000 compliant.

     We believe that our most reasonably likely worst case scenario is some short-term, localized disruptions of systems, transportation or suppliers that will affect an individual business operation, rather than broad-based and long-term problems that affect operating segments or our operations as a whole. For the most part, our manufacturing processes are not affected by Year 2000 issues. The most significant uncertainties relate to critical suppliers, particularly electrical power, water, natural gas and communications companies, and suppliers of parts that are vital to the continuity of our operations. Where possible, contingency plans are being formulated and put into place for all critical suppliers. These plans include developing the necessary safety stock levels for single source items. These contingency plans should be completed by October 1999.

     Our estimated cost to become Year 2000 compliant is approximately $7.5 million, of which we have already spent approximately $3.4 million. All of these expenses will reduce our net income. Of the $7.5 million in total costs, approximately $5.1 million relates to application software, including consulting and training relating to the software, of which approximately $2.8 million has been spent to date. The remaining $2.3 million in total estimated costs relates to infrastructure and hardware, of which approximately $0.7 million has been spent and the remaining $1.6 million is expected to be expensed over a three-year period. The costs of application and infrastructure changes made for reasons other than the Year 2000 and which were not accelerated are not included in these estimates. We have not deferred any significant information technology projects because of our response to Year 2000 issues. All Year 2000 costs are being funded from our operating cash flows. These costs are generally not incremental to existing information technology budgets.

     The total costs, anticipated impact and the expected dates to complete the various phases of the project are based on our best estimates using assumptions about future events. However, no assurance can be given that actual results will be consistent with such estimates and, therefore, actual costs, completion dates and impact may differ materially from the plans. See "Special Note Regarding Forward-Looking Statements."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not believe that the adoption of this pronouncement will have a significant impact on our financial statements.

                                    BUSINESS

     We are a leading global provider of climate control solutions. We design, manufacture and market a broad range of products for the HVACR markets. Our products are sold under well-established brand names including "Lennox", "Armstrong Air", "Bohn", "Larkin", "Heatcraft" and others. We are also one of the largest manufacturers in North America of heat transfer products, such as evaporator coils and condenser coils. We have leveraged our expertise in heat transfer technology, which is critical to the efficient operation of any heating or cooling system, to become an industry leader known for our product innovation and the quality and reliability of our products. As a result of recent acquisitions, we have also become a leader in the growing market for hearth products, which includes pre-fabricated fireplaces and related products. Historically, we have sold our "Lennox" brand of residential heating and air conditioning products directly to a network of installing dealers, which currently numbers approximately 6,000, making us the largest wholesale distributor of these products in North America. We have recently initiated a program to acquire dealers in metropolitan areas in the U.S. and Canada so that we can provide heating and air conditioning products and services directly to consumers.

     Our furnaces, heat pumps, air conditioners, pre-fabricated fireplaces and related products are available in a variety of designs, efficiency levels and price points that provide an extensive line of comfort systems. A majority of our sales of residential heating and air conditioning products in the U.S. and Canada are to the repair and replacement market, which is less cyclical than the new construction market. We also provide a range of air conditioning products for commercial market applications such as mid-size office buildings, restaurants, churches and schools. Our commercial refrigeration products are used primarily in cold storage applications for food preservation in supermarkets, convenience stores, restaurants, warehouses and distribution centers. Our heat transfer products are used by us in our HVACR products and sold to third parties.

     Shown below are our four business segments, the key products and brand names within each segment and 1998 net sales by segment. The North American residential segment also includes installation, maintenance and repair services performed by Lennox-owned dealers. See our audited financial statements included elsewhere in this prospectus for more information on our segments.

            SEGMENT                           PRODUCTS                        BRAND NAMES             1998 NET SALES
            -------                           --------                        -----------             --------------
                                                                                                      (IN MILLIONS)
North American residential        Furnaces, heat pumps, air         Lennox, Armstrong Air, Air-Ease,     $1,013.7
                                  conditioners, packaged heating    Concord, Magic-Pak, Advanced
                                  and cooling systems and related   Distributor Products, Superior,
                                  products; pre-fabricated          Marco, Whitfield and Security
                                  fireplaces, free standing         Chimneys
                                  stoves, fireplace inserts and
                                  accessories
Commercial air conditioning       Unitary air conditioning and      Lennox, Alcair and Janka                392.1
                                  applied systems
Commercial refrigeration          Chillers, condensing units, unit  Bohn, Friga-Bohn, Larkin,               237.3
                                  coolers, fluid coolers, air       Climate Control and Chandler
                                  cooled condensers and air         Refrigeration
                                  handlers
Heat transfer                     Evaporator and condenser coils    Heatcraft and Friga-Bohn                178.7
                                  and equipment and tooling to
                                  manufacture coils
                                                                                                         --------
                                                                    Total...........................     $1,821.8
                                                                                                         ========

     We market and distribute our products using multiple brand names through multiple distribution channels to penetrate different segments of the HVACR market. Our "Lennox" brand of residential heating and air conditioning products is sold directly through installing dealers -- the "one-step" distribution system -- which has created strong and long-term relationships with dealers in North America. Our "Armstrong Air," "Air-Ease," "Concord" and "Magic-Pak" residential heating and air conditioning brands are sold to regional distributors that in turn sell the products to installing contractors -- the "two-step" distribution system typically utilized in the heating and air conditioning industry. The acquisition of heating and air conditioning dealers in the U.S. and Canada allows us to participate in the retail sale and service of heating and air conditioning products. Our hearth products, commercial air conditioning products and refrigeration products are also sold under multiple brand names and through a combination of wholesalers, contractors, original equipment manufacturers, manufacturers' representatives and national accounts.

     From our beginning in 1895 until the mid-1980's, we focused primarily on the North American residential heating and air conditioning market. In the 1980's, we expanded our product offerings by acquiring several heat transfer and commercial refrigeration businesses. In the mid-1990's, we increased our international presence, product offerings and brand portfolio through acquisitions in Europe, Latin America and the Asia Pacific region. The most significant international acquisition was the purchase in 1996 of a 50% interest in two operating subsidiaries of Ets. Brancher for approximately $22.0 million, which significantly expanded our geographic presence and provided us with an entry into the commercial air conditioning and refrigeration markets in Europe. In 1997, we increased our ownership interest in Ets. Brancher to 70% for an additional $18.4 million. In September 1998, we acquired a majority interest in McQuay do Brasil S.A., a Brazilian company which participates in the commercial refrigeration and heat transfer markets in Brazil and surrounding countries, for $20.5 million. We recently expanded our product offerings to include hearth products through the acquisitions of Superior Fireplace Company, Marco Mfg., Inc. and Pyro Industries, Inc. in the third quarter of 1998 and Security Chimneys International, Ltd. in the first quarter of 1999 for an aggregate purchase price of approximately $120 million. As a result of these acquisitions, we are one of the largest manufacturers of hearth products in the U.S. and Canada, offering a broad line of products through a variety of distribution channels. In the fourth quarter of 1998, we acquired the assets of Lovelock Luke Pty. Limited, a distributor of refrigeration and related equipment in Australia and New Zealand, for approximately $7 million. In May 1999, we acquired Livernois Engineering Holding Company and related patents for approximately $21 million. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries. In May 1999, we entered into a letter of intent to acquire essentially all of the assets of the air conditioning and heating division of The Ducane Company, based in South Carolina, for approximately $45 million. This acquisition, if completed, will give us additional capacity to manufacture heating and air conditioning products. We acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, in June 1999 for approximately $67 million.

     We were founded in 1895 in Marshalltown, Iowa when Dave Lennox, who owned a machine repair business for the railroads, successfully developed and patented a riveted steel coal-fired furnace which was substantially more durable than the cast iron furnaces used at the time. By 1904, the manufacture of these furnaces had grown into a significant business and was diverting the Lennox Machine Shop from its core business. As a result, in 1904, a group of investors headed by D.W. Norris bought the furnace business and named it the Lennox Furnace Company. Over the years, D.W. Norris ensured that ownership of Lennox was distributed to all generations of his family. Today, Lennox's ownership is broadly distributed among approximately 110 descendants of or persons otherwise related to D.W. Norris.

INDUSTRY OVERVIEW

     NORTH AMERICAN RESIDENTIAL

     Residential Heating and Air Conditioning. The residential market in the U.S. and Canada is divided into two basic categories: furnaces and air conditioning systems. Air conditioning is further divided into two basic categories: residential split systems and heat pumps and window and room air conditioners. We do not participate in the window and room air conditioner category. Split system air conditioners are comprised of a condensing unit, normally located outside of the household, and an evaporator unit, which is typically positioned indoors to use the blower mechanism of a furnace or fan coil unit in the case of a heat pump.

     In recent decades the functions performed by the products of this market have become increasingly important to modern life. The advent of modern, high efficiency air conditioning was one of the significant factors contributing to the growth of large metropolitan areas in parts of the southern U.S. According to a report published by the U.S. Department of Housing and Urban Development for 1995, 98% of all new houses constructed in the southern region of the U.S. and 80% of all new houses in the U.S. included central air conditioning. According to the U.S. Census Bureau, manufacturers' sales for all residential air conditioners and warm air furnaces produced in 1997 for the U.S. market were approximately $5.5 billion, reflecting a compound annual growth rate of approximately 7.2% from 1993 to 1997. We estimate that manufacturers' sales in Canada were approximately $200 million in 1997.

     Services in the residential market in North America consist of the installation, replacement, maintenance and repair of heating and air conditioning systems at existing residences and the installation of heating and air conditioning systems at newly constructed homes. This market is served by small, owner-operated businesses operating in a single geographic area and dealers owned by consolidators, utility companies and others, some of whom may operate under a uniform trade name and in multiple geographic locations. The retail sales and service market in the U.S. is comprised of over 30,000 dealers.

     The principal factors affecting market growth in the North American residential market are new home construction, the weather and economic conditions, especially consumer confidence. Residential heating and air conditioning products are sold for both the replacement and new construction markets. The residential new construction market has historically been a more price sensitive market because many homebuilders focus on initial price rather than operating efficiency or ongoing service costs.

     Hearth Products. The main components of the hearth products market are pre-fabricated gas fireplaces and inserts, pre-fabricated wood burning fireplaces and inserts, pellet stoves, gas logs, and accessories and miscellaneous items. We participate in all major aspects of the hearth products market. According to the Hearth Products Association, an industry trade group, there were 2.3 million unit sales in 1998, including all gas and wood burning appliances, and this market is expected to grow at 7.5% per year through 2000. The addition of a fireplace is considered one of the best return on investment decisions that a homeowner can make. Hearth products are distributed and sold through many channels, ranging from contractors to specialty retailers.

     COMMERCIAL AIR CONDITIONING

     The global commercial air conditioning market is divided into two basic categories: unitary air conditioners and applied systems. We primarily participate in the unitary air conditioning market in North America and in both the unitary and applied systems markets in Europe. Unitary products consist of modular split systems and packaged products with up to 30 tons of cooling capacity. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of space. Packaged units are self-contained heating and cooling or cooling only units that typically fit on top of a low rise commercial building such as a shopping center or a restaurant. Applied systems are typically larger engineered systems, which are designed to operate in multi-story buildings and include air cooled and water cooled chillers, air handling units and equipment to monitor and control the entire system.

     According to the Air-Conditioning & Refrigeration Institute, an industry trade group, global manufacturers' sales for all commercial air conditioning systems produced in 1994 (the latest available data) were approximately $14 billion. The principal factors affecting growth in this market are new construction, economic conditions and environmental regulation of refrigerants. Unlike residential heating and air conditioning systems, some commercial air conditioning systems use refrigerants that have been banned or that are currently being phased out, especially in Europe. We expect that such regulation will lead to increased growth in this market.

     COMMERCIAL REFRIGERATION

     The global refrigeration market is a highly diversified market, including everything from household refrigerators and walk-in coolers to large, ammonia based flash freezing plants and process cooling equipment. We define our served market as the design and manufacture of equipment used in cold storage, primarily for the preservation of perishable goods. Our served market includes condensing units, unit coolers, air cooled condensers, non-supermarket racks and packaged systems. According to the U.S. Census Bureau, our served market in the U.S. accounted for approximately $510.9 million in revenues in 1997, reflecting a compound annual growth rate of approximately 5.3% from 1993 to 1997.

     The principal factors affecting growth in the commercial refrigeration market are:

     - new commercial construction activity, including construction of supermarkets, restaurants, convenience stores and distribution centers;

     - replacement and retrofit activity in commercial buildings such as efficiency improvements and store design changes; and

     - emergency replacement activity such as replacement of weather related product/component breakdowns and product maintenance.

     HEAT TRANSFER

     The heat transfer surface or coil is a fundamental technology employed in the heating and cooling cycles for HVACR products. The global heat transfer surface market is comprised not only of the traditional HVACR applications such as furnaces, air conditioners and unit coolers, but also numerous other applications such as ice machines, refrigerated trucks, farm equipment and off-road vehicles, recreational vehicles, computer room air conditioners and process cooling equipment used with sophisticated laser cutting machines. We produce heat transfer surfaces not only for traditional HVACR applications, but also for many of these other applications. Many HVACR manufacturers produce standard coils for their own use and generally do not sell coils to third parties. Coils are also designed and produced by independent coil manufacturers and sold to original equipment manufacturers for use in their products. Coils are typically designed, developed and sold by engineers who work with customers to produce a coil that will meet the customer's precise specifications. Factors affecting a coil purchaser's decision are quality, delivery time, engineering and design capability, and price.

     Since heat transfer products are a fundamental part of HVACR products, the heat transfer market is driven by the same economic factors that affect the HVACR markets generally. Because of the fragmented nature of this market and the fact that coils are often produced internally by HVACR manufacturers, it is difficult to gauge the size of the worldwide served heat transfer market. According to the U.S. Census Bureau, the served market in the U.S. (i.e., third party sales) accounted for approximately $528.1 million in revenues in 1997, reflecting a compound annual growth rate of approximately 6.2% from 1993 to 1997.

COMPETITIVE STRENGTHS

     We have a combination of strengths that position us to continue to be a leading provider of climate control solutions including:

     STRONG BRAND RECOGNITION AND REPUTATION

     We believe that our well known brand names and reputation for quality products and services position us to compete successfully in our existing markets and to continue to expand internationally. Our studies indicate that our "Lennox" brand is the most widely recognized brand name in the North American residential heating and air conditioning markets. Furthermore, in a recent survey of home builders, the "Lennox" brand received the highest overall rating in terms of product quality for furnaces and unitary air conditioners. We market our other HVACR and hearth products under the well known brand names of "Armstrong Air", "Bohn", "Larkin" and "Superior", among others.

     BREADTH OF DISTRIBUTION

     We market and distribute our products using multiple brand names through multiple distribution channels to penetrate different segments of the HVACR market. We sell our heating and air conditioning products through independent and Lennox-owned installing dealers, as well as through regional distributors. Our hearth products, commercial air conditioning and refrigeration products are also sold under multiple brand names and through a combination of wholesalers, installing contractors, manufacturers' representatives, original equipment manufacturers, national accounts and specialty retailers. We believe that sales growth is driven, in part, by the level of exposure to our customers and our distribution strategy is designed to maximize this exposure.

     PROVEN HEAT TRANSFER EXPERTISE

     Heat transfer surfaces, which include evaporator and condenser coils, are critical to the operation of most HVACR products. For a given application, a variety of factors must be evaluated, such as the size of the HVACR unit and desired energy efficiency, while considering such additional elements as manufacturing ease. Since our acquisition of the Heatcraft business in 1986, we have devoted significant resources to the development of heat transfer surfaces. We use computer-aided design and other advanced software to improve the efficiency of designs and simulate and evaluate the movement of refrigerants even before a prototype is built. Since we also produce coils for sale to third parties, we are able to spread our research and development costs over third party purchases of heat transfer products as well as sales of our own HVACR products. We acquired Livernois Engineering Holding Company and related patents in May 1999 which provides us with access to additional heat transfer technology. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries.

     COMMITMENT TO PRODUCT INNOVATION AND TECHNOLOGICAL LEADERSHIP

     Throughout our history, we have dedicated substantial resources to research and development and product innovation. We pioneered the introduction of the forced air furnace in 1935, which resulted in new approaches to home design for more efficient heating. Other examples of our product innovation include:

     - the multi-zone rooftop air conditioner in 1965;

     - the two-speed condensing unit for more efficient air conditioning in 1973;

     - the high efficiency gas furnace in 1982;

     - the first commercially available high efficiency combination hot water heater and furnace in 1994; and

     - "Floating Tube" and "Thermoflex" technologies, which significantly reduce leaks in air cooled condensers and unit coolers, in 1995.

     We have invested approximately $127 million over the last five years on research and development activities, and we intend to continue to invest in these activities to create innovative and technologically superior products.

     DEMONSTRATED MANUFACTURING EFFICIENCY

     Over the last several years, we have implemented advanced manufacturing techniques and created programs to incentivize our employees to reduce production cycle lead times to a week in many of our manufacturing facilities, compared to lead times of 90 days or more before the introduction of such concepts. These programs have not only led to improvements in inventory turnover, but also reductions in controllable working capital, which we define as inventories plus trade accounts receivables less accounts payable. From January 1996 to December 1998, controllable working capital as a percent of sales has declined from 36.1% to 26.7%, a reduction of 9.4%. If controllable working capital management had not improved, we estimate that our investment in working capital would have been approximately $170 million higher at December 31, 1998, which is based on the 9.4% improvement multiplied by 1998 net sales.

GROWTH STRATEGY

     Our growth strategy is designed to capitalize on our competitive strengths in order to expand our market share and profitability in the worldwide HVACR markets. We will continue to pursue internal programs and strategic acquisitions that broaden our product and service offerings, expand our market opportunities and enhance our technological expertise. We continually review acquisition candidates but do not have any agreements or commitments with respect to any significant acquisitions except for the acquisition of North American heating and air conditioning dealers described below. The key elements of this strategy include:

     EXPAND MARKET IN NORTH AMERICA

     Our program to acquire heating and air conditioning dealers in the U.S. and Canada represents a new direction for the heating and air conditioning industry because, to our knowledge, no other major manufacturer has made a significant investment in retail distribution. This strategy will enable us to extend our distribution directly to the consumer, thereby permitting us to participate in the revenues and margins available at the retail level while strengthening and protecting our brand equity. We believe that the retail sales and service market represents a significant growth opportunity because this market is large and highly fragmented. The retail sales and service market in the U.S. is comprised of over 30,000 dealers. We started this program in September 1998, and as of July 2, 1999 we had acquired 50 dealers in Canada and two in the U.S. for an aggregate purchase price of approximately $74 million and had signed letters of intent to acquire nine additional Canadian and 11 U.S. dealers for an aggregate purchase price of approximately $79 million. We intend to start acquiring dealers in the U.S. by initially focusing on our existing "Lennox" dealers and will try to achieve a balance between residential new construction, residential replacement and light commercial activities. We believe our long history of direct relationships with our dealers through the one-step distribution system and the resulting knowledge of local markets will give us advantages in identifying and acquiring suitable candidates. We have assembled an experienced management team to administer the dealer operations, and we have developed a portfolio of training programs, management procedures and goods and services that we believe will enhance the quality, effectiveness and profitability of dealer operations.

     In addition to our acquisition program, we have initiated a program to strengthen our independent dealer network by providing all dealers with a broad array of services and support. Participants in a newly-created associate dealer program will receive retirement and other benefits in exchange for agreeing that at least 75% of their residential heating and air conditioning purchases will be of our products and for granting us a right of first refusal to acquire their businesses. As of July 2, 1999, over 1,200 dealers in the U.S. and Canada had joined our associate dealer program. All independent dealers, including participants in the associate dealer program, will be provided with access to Lennox-sponsored volume purchasing programs with third parties for goods and services used in their businesses.

     We also intend to increase our market share in North America by:

     - selectively expanding our "Lennox" independent dealer network;

     - promoting the cross-selling of our "Armstrong Air" and other residential heating and air conditioning brands to our existing network of "Lennox" dealers as a second line;

     - promoting the cross-selling of our hearth products to our "Lennox" dealer base;

     - expanding the geographic market for the "Armstrong Air" brand of residential heating and air conditioning products from its traditional presence in the Northeast and Central U.S. to the southern and western portions of the U.S.;

     - exploiting the fragmented third-party evaporator coil market; and

     - pursuing complementary acquisitions that expand our product offerings or geographic presence.

     EXPLOIT INTERNATIONAL OPPORTUNITIES

     Worldwide demand for residential and commercial heating, air conditioning, refrigeration and heat transfer products is increasing. We believe that the increasing international demand for these products presents substantial opportunities, especially in emerging markets and particularly for heat transfer and refrigeration products. An example is the increasing use of refrigeration products to preserve perishables including food products in underdeveloped countries. Refrigeration products generally have the same design and applications globally. To take advantage of international opportunities, we have made substantial investments in manufacturing facilities in Europe, Latin America and Asia Pacific through acquisitions, including a 70% interest in Ets. Brancher. Our international sales have grown from $112.0 million in 1996 to $349.5 million in 1998. We will continue to focus on expanding our international operations through acquisitions and internal growth to take advantage of international growth opportunities. We are also investing additional resources in our international operations with the goal of achieving manufacturing and distribution efficiencies comparable to that of our North American operations.

     INCREASE PRESENCE IN HEARTH PRODUCTS MARKET

     With our recent acquisitions of hearth products companies, we now manufacture and sell one of the broadest lines of hearth products in North America. We offer multiple brands of hearth products at a range of price points. We believe that this broad product line will allow us to compete successfully in the hearth products market since many distributors prefer to concentrate their product purchases with a limited number of suppliers. We believe that we can increase our penetration of this market by selling in the distribution channels we acquired and through our historical distribution channels. Many of our heating and air conditioning dealers have begun to expand their product offerings to include hearth products.

     CONTINUE PRODUCT INNOVATION

     An important part of our growth strategy is to continue to invest in research and new product development. We have designated a number of our facilities as "centers for excellence" that are responsible for the research and development of core competencies vital to our success, such as combustion technology, vapor compression, heat transfer and low temperature refrigeration. Technological advances are disseminated from these "centers for excellence" to all of our operating divisions. Historically, our commitment to research and development has resulted in product innovations such as the first high efficiency gas furnace. More recently, we were the first to manufacture and market a complete combination high efficiency water heater and furnace, the CompleteHeat, and also developed an integrated electronic refrigeration control system, the Beacon control system.

PRODUCTS

     NORTH AMERICAN RESIDENTIAL PRODUCTS AND SERVICES

     Heating and Air Conditioning Products. We manufacture and market a broad range of furnaces, heat pumps, air conditioners, packaged heating and cooling systems and related products. These products are available in a variety of product designs and efficiency levels at a range of price points intended to provide a complete line of home comfort systems for both the residential replacement and new construction markets. We market these products through multiple brand names. In addition, we manufacture zoning controls, thermostats and a complete line of replacement parts. We believe that by maintaining a broad product line with multiple brand names, we can address different market segments and penetrate multiple distribution channels.

     Our Advanced Distributor Products division builds evaporator coils, unit heaters and air handlers under the "ADP" brand as well as the "Lennox" and "Armstrong Air" brands. This division supplies us with components for our heating and air conditioning products and produces evaporator coils to be used in connection with competitors' heating and air conditioning products and as an alternative to such competitors' brand name components. We started this business in 1993 and have been able to achieve an approximate 20% share of this market for evaporator coils through the application of our technological and manufacturing skills.

     Hearth Products. We believe we are the only North American HVACR manufacturer that also designs, manufactures and markets residential hearth products. Our hearth products include prefabricated gas and wood burning fireplaces, free standing pellet and gas stoves, fireplace inserts, gas logs and accessories. Many of the fireplaces are built with a blower or fan option and are efficient heat sources as well as attractive amenities to the home. Prior to the hearth products acquisitions, we offered a limited selection of hearth products in Canada and, to a lesser extent, in the U.S. We substantially expanded our offering of hearth products and distribution outlets with these acquisitions. We currently market our hearth products under the "Lennox", "Superior", "Marco", "Whitfield", and "Security Chimneys" brand names. We believe that our strong relationship with our dealers and our brand names will assist in selling into this market.

     Retail Service. With our recently initiated program of acquiring dealers in the U.S. and Canada, we have begun to provide installation, maintenance, repair and replacement services for heating and air conditioning systems directly to both residential and light commercial customers. Installation services include the installation of heating and air conditioning systems in new construction and the replacement of existing systems. Other services include preventative maintenance, emergency repairs and the replacement of parts associated with heating and air conditioning systems. We also sell a wide range of mechanical and electrical equipment, parts and supplies in connection with these services.

     COMMERCIAL AIR CONDITIONING

     We manufacture and sell commercial air conditioning equipment in North America, Europe, Asia Pacific and South America.

     North America. In the North American commercial markets, our air conditioning equipment is used in applications such as low rise office buildings, restaurants, retail and supermarket centers, churches and schools. Our product offerings for these applications include rooftop units which range from two to 30 tons of cooling capacity and split system/air handler combinations which range from two to 20 tons. In North America, we sell unitary equipment as opposed to larger applied systems. Our newest rooftop unit, the L Series, was introduced in 1995 and has been well received by the national accounts market where it is sold to restaurants, mass merchandisers and other retail outlets. We believe that this product's success is attributable to its efficiency, design flexibility, low life cycle cost, ease of service and advanced control technology.

     International. We compete in the commercial air conditioning market in Europe through our ownership of 70% of Ets. Brancher and Ets. Brancher's operating subsidiaries, HCF S.A. and Friga-Bohn S.A. We have agreed to buy the remaining 30% interest in Ets. Brancher on March 31, 2000 for 102.5 million French francs, or approximately $17 million. HCF manufactures and sells unitary products which range from two to 30 tons and applied systems which range up to 500 tons. HCF's products consist of chillers, air handlers, fan coils and large rooftop units and serve medium high-rise buildings, institutional applications and other field engineered applications. HCF manufactures its air conditioning products in several locations throughout Europe, including sites in the United Kingdom, France, Holland and Spain, and markets such products through various distribution channels in these countries and in Italy, Germany, Belgium and the Czech Republic.

     We have been active in Australia for several years, primarily in the distribution of our residential and light commercial heating and air conditioning products manufactured in North America. In 1997, we acquired the assets of Alcair Industries, an Australian manufacturer of commercial heating and air conditioning products (packaged and split systems) ranging in size from two to 60 tons. This acquisition provided us with a manufacturing presence, doubled our revenues in Australia and added marketing, distribution and management strength to our operations in Australia.

     Through our 50% owned Fairco joint venture in Argentina, we manufacture split system heating and air conditioning products and a limited range of L Series commercial air conditioning products for sale in Argentina, Chile and the surrounding Mercosur trading zone, which includes Brazil, Argentina, Bolivia, Paraguay and Uruguay.

     COMMERCIAL REFRIGERATION

     North America. We are one of the leading manufacturers of commercial refrigeration products in North America. Our refrigeration products include chillers, condensing units, unit coolers, fluid coolers, air cooled condensers and air handlers. Our refrigeration products are sold for cold storage applications to preserve food and other perishables. These products are used by supermarkets, convenience stores, restaurants, warehouses and distribution centers. As part of our sale of commercial refrigeration products, we routinely provide application engineering for consulting engineers, contractors and others. Some of our larger commercial refrigeration projects have included the sale of custom designed systems for the Georgia Dome, Camden Yards, Ohio University, the Boston Museum of Fine Arts and Ericsson Stadium.

     International. Friga-Bohn manufactures and markets refrigeration products through manufacturing facilities and joint ventures located in France, Italy and Spain. Friga-Bohn's refrigeration products include small chillers, unit coolers, air cooled condensers, fluid coolers and refrigeration racks. These products are sold to distributors, installing contractors and original equipment manufacturers.

     We also own 50% of a joint venture in Mexico that produces unit coolers and condensing units of the same design and quality as those manufactured by us in the U.S. Since this venture produces a smaller range of products, the product line is complemented with imports from the U.S. which are sold through the joint venture's distribution network. Sales are made in Mexico to wholesalers, installing contractors and original equipment manufacturers. As production volumes increase, there exists the potential to export some of the high labor content products from the joint venture into North America and Latin America.

     In the third quarter of 1998, we acquired an 84% interest in McQuay do Brasil S.A., a Brazilian company that manufactures condensing units and unit coolers. We believe this acquisition gives us the leading market share for commercial refrigeration products in Brazil.

     In the fourth quarter of 1998, we acquired the assets of Lovelock Luke Pty. Limited, a distributor of refrigeration and related equipment in Australia and New Zealand. This acquisition gives us an established commercial refrigeration business in Australia and New Zealand.

     In June 1999, we acquired James N. Kirby Pty. Ltd. for approximately $67 million. Kirby is an Australian company that manufactures commercial refrigeration and heat transfer products in Australia and distributes commercial refrigeration equipment through its and Lovelock Luke's distribution network. Kirby also designs and manufactures precision machining stations primarily for the automobile industry. The Kirby acquisition provides a technological and manufacturing base for the growth of our commercial refrigeration and heat transfer business in the Asia Pacific region.

     HEAT TRANSFER

     We are one of the largest manufacturers of heat transfer coils in the U.S., Europe, Mexico and Brazil. These products are used primarily by original equipment manufacturers of residential and commercial air conditioning products, transportation air conditioning and refrigeration systems, and commercial refrigeration products. A portion of our original equipment manufacturer coils are produced for use in our residential and commercial HVACR products. We also produce private label replacement coils for use in other manufacturers' HVACR equipment. We believe that the engineering expertise of our sales force provides us with an advantage in designing and applying these products for our customers. Advanced computer software enables us to predict with a high degree of accuracy the performance of complete air conditioning and refrigeration systems.

     In addition to supplying the original equipment manufacturer market, we also produce replacement coils for large commercial air conditioning, heating and industrial processing systems. Many of these coils are specially designed for particular systems and in the event of a failure may need to be replaced quickly. We are the industry leader in this market and have designed our manufacturing processes and systems in North America so that we can deliver custom coils within 48 hours of receipt of an order. This premium service enables us to receive superior prices and generate attractive margins.

     We also design and manufacture the equipment and tooling necessary to produce coils. We use such equipment and tooling in our manufacturing facilities and sell it to third parties. Typically, there is a long lead time between the initial order and receipt for this type of equipment and tooling from third parties. Since we have the ability to quickly produce the equipment and tooling necessary to manufacture heat transfer products and systems, we can accelerate the international growth of our heat transfer products segment. For example, we were able to design, manufacture and deliver the equipment necessary to produce evaporator and condenser coils for our joint venture in Mexico in what we estimate was half the time than would otherwise have been required to obtain the equipment from third parties. Upon completion of our acquisition of Livernois, we will also supply heat transfer manufacturing equipment to the automotive industry.

     In addition to manufacturing heat transfer products in the North American market, we produce coils for the European market through a joint venture in the Czech Republic. Our joint venture in Mexico produces evaporator and condenser coils for use in that country and for export to the Caribbean and the U.S. Our Brazilian joint venture manufactures heat transfer coils that are sold to both HVACR manufacturers and automotive original equipment manufacturers in Brazil.

MARKETING AND DISTRIBUTION

     We manage numerous distribution channels for our products in order to better penetrate the HVACR market. Generally, our products are sold through a combination of distributors, independent and company-owned dealers, wholesalers, manufacturers' representatives, original equipment manufacturers and national accounts. We have also established separate distribution networks in each country in which we conduct operations. We deploy dedicated sales forces across all our business segments and brands in a manner designed to maximize the ability of each sales force to service its particular distribution channel. To maximize enterprise-wide effectiveness, we have active cross-functional and cross-organizational teams working on issues such as pricing and coordinated approaches to product design and national account customers with interests cutting across business segments. We have approximately 1,600 persons employed in sales and marketing positions and spent $50.2 million on advertising, promotions and related marketing activities in 1998.

     One example of the competitive strength of our marketing and distribution strategy is in the North American residential heating and air conditioning market, in which we use three distinctly different distribution approaches -- the one-step distribution system, the two-step distribution system and sales made directly to consumers through Lennox-owned dealers. We market and distribute our "Lennox" brand of heating and air conditioning products directly to approximately 6,000 dealers that install these products.

     We distribute our "Armstrong Air", "Air-Ease", "Concord" and "Magic-Pak" brands of residential heating and air conditioning products through the traditional two-step distribution process whereby we sell our products to distributors who, in turn, sell the products to a local installing dealer. Accordingly, by using multiple brands and distribution channels, we are able to better penetrate the North American residential heating and air conditioning market. In addition, we have begun to acquire or establish distributors in key strategic areas when a satisfactory relationship with an independent distributor is not available.

     We have initiated a program to acquire high quality dealers in metropolitan areas in the U.S. and Canada so we can provide heating and air conditioning products and services directly to consumers. We intend to start acquiring dealers in the U.S. by initially focusing on our existing "Lennox" dealers who are part of our one-step distribution system.

     Through the years, the "Lennox" brand has become synonymous with the "Dave Lennox" image, which is utilized in national television and print advertising as well as in numerous locally produced dealer ads, open houses and trade events, and is easily the best recognized advertising icon in the heating and air conditioning industry. We spent an aggregate of $40.1 million in advertising, promotions and related marketing activities in 1998 on the "Lennox" brand alone.

MANUFACTURING

     We operate 15 manufacturing facilities in the U.S. and Canada and 19 outside the U.S. and Canada. These plants range from small manufacturing facilities to large 1,000,000 square foot facilities in Grenada, Mississippi and Marshalltown, Iowa. In our facilities most impacted by seasonal demand, we manufacture both heating and air conditioning products to smooth seasonal production demands and maintain a relatively stable labor force. We are generally able to hire temporary employees to meet changes in demand.

     Some of the recently acquired manufacturing facilities have not yet reached the levels of efficiency that have been achieved at our plants which we have owned for a longer time. However, we intend to bring our manufacturing and operating expertise to these plants.

PURCHASING

     We rely on various suppliers to furnish the raw materials and components used in the manufacture of our products. To maximize our buying power in the marketplace, we utilize a "purchasing council" that consolidates purchases of our entire domestic requirements of particular items across all business segments. The purchasing council generally concentrates its purchases for a given material or component with one or two suppliers, although we believe that there are alternative suppliers for all of our key raw material and component needs. Compressors, motors and controls constitute our most significant component purchases, while steel, copper and aluminum account for the bulk of our raw material purchases. Although most of the compressors used by us are purchased directly from major compressor manufacturers, we own a 24.5% interest in a joint venture to manufacture compressors in the one and one-half to seven horsepower range. We expect that this joint venture, which began limited production in April 1998, will be capable of providing us with a substantial portion of our compressor requirements in the residential air conditioning market after achieving full production levels, which is expected in 2001.

     We attempt to minimize the risk of price fluctuations in key components by entering into contracts, typically at the beginning of the year, which generally provide for fixed prices for our needs throughout the year. In instances where we are unable to pass on to our customers increases in the costs of copper and aluminum, we enter into forward contracts for the purchase of such materials. We have forward commitments for the substantial majority of our internal needs of aluminum through December 1999 and copper through December 2000.

INFORMATION SYSTEMS

     Our North American operations are supported by enterprise business systems which support all core business processes. Enterprise business systems are designed to enhance the continuity of operations, ensure appropriate controls, and support timely and efficient decision making. Our largest operating divisions began installing the SAP enterprise business software system in 1996. We have substantially completed the implementation of SAP software and full implementation by all divisions converting to SAP is expected to be completed by the end of 1999. The SAP software system is designed to facilitate the flow of information and business processes across all business functions such as sales, manufacturing, distribution and financial accounting.

TECHNOLOGY AND RESEARCH AND DEVELOPMENT

     We support an extensive research and development program focusing on the development of new products and improvements to our existing product lines. We spent an aggregate of $23.2 million, $25.4 million and $33.3 million on research and development during 1996, 1997 and 1998, respectively. As of December 31, 1998, we employed approximately 480 persons dedicated to research and development activities. We have a number of research and development facilities located around the world, including a limited number of "centers for excellence" that are responsible for the research and development of particular core competencies vital to our business, such as combustion technology, vapor compression, heat transfer and low temperature refrigeration.

     We use advanced, commercially available computer-aided design, computer-aided manufacturing, computational fluid dynamics and other sophisticated software not only to streamline the design and manufacturing processes, but also to give us the ability to run complex computer simulations on a product design before a working prototype is created. We operate a full line of metalworking equipment and advanced laboratories certified by applicable industry associations.

PATENTS AND PROPRIETARY RIGHTS

     We hold numerous patents that relate to the design and use of our products. We consider these patents important, but no single patent is material to the overall conduct of our business. Our policy is to obtain and protect patents whenever such action would be beneficial to us. No patent which we consider material will expire in the next five years. We own several trademarks that we consider important in the marketing of our products, including Lennox(R), Heatcraft(R), CompleteHeat(R), Raised Lance(TM), Larkin(TM), Climate Control(TM), Chandler Refrigeration(R), Bohn(R), Advanced Distributor Products(R), Armstrong Air(TM), Air-Ease(R), Concord(R), Magic-Pak(R), Superior(TM), Marco(R), Whitfield(R), Security Chimneys(R), Janka(TM), Alcair(TM) and Friga-Bohn(TM). These trademarks have no fixed expiration dates and we believe our rights in these trademarks are adequately protected.

COMPETITION

     Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors facing us are product reliability, product performance, service and price, with the relative importance of these factors varying among our product lines. In addition, as we acquire more heating and air conditioning dealers, we will face increasing competition from independent dealers and dealers owned by consolidators and utility companies. Our competitors may have greater financial and marketing resources than we have. Listed below are some of the companies that we view as our main manufacturing competitors in each segment we serve, with relevant brand names, when different than the company name, shown in parentheses.

     - North American residential -- United Technologies Corporation (Carrier); Goodman Manufacturing Company (Janitrol, Amana); American Standard Companies Inc. (Trane); York International Corporation; Hearth Technologies Inc. (Heatilator); and CFM Majestic, Inc. (Majestic).

     - Commercial air conditioning -- United Technologies Corporation (Carrier); American Standard Companies Inc. (Trane); York International Corporation; Daikin Industries, Ltd.; and McQuay International.

     - Commercial refrigeration -- United Technologies Corporation (Ardco Group); Tecumseh Products Co.; Copeland Corporation; and Hussmann International Inc. (Krack).

     - Heat transfer -- Modine Manufacturing Company and Super Radiator Coils.

EMPLOYEES

     As of December 31, 1998, we employed approximately 11,700 employees, approximately 3,400 of which were represented by unions. The number of hourly workers we employ during the course of the year may vary in order to match our labor needs during periods of fluctuating demand. We believe that our relationships with our employees are generally good.

     Within the U.S., we have eight manufacturing facilities and five distribution centers, along with our North American Parts Center in Des Moines, Iowa, with collective bargaining agreements ranging from three to eight years in length. The five distribution centers are covered by a single contract that expires in 2001. At our significant manufacturing facilities, one collective bargaining agreement expires in December 1999 -- Lynwood, California. Three collective bargaining agreements expire in 2000 -- Marshalltown, Iowa, Burlington, Washington and Atlanta, Georgia -- and three expire in 2002 -- Bellevue, Ohio, Danville, Illinois and Union City, Tennessee. Following the expiration of the collective bargaining agreement in April 1999, we experienced a work stoppage at our Bellevue, Ohio factory for three weeks in May 1999. This facility has a new collective bargaining agreement that expires April 2002. Outside of the U.S., we have 12 significant facilities that are represented by unions. The four agreements for HCF in France have no fixed expiration date. The agreement at our facility in Laval, Quebec expires in December 1999 and the agreement at our facility in Burgos, Spain expires in 2000. The agreement at our facility in Toronto, Ontario expired in April 1999 and, as has been the case in the past, the employees at this facility are continuing to work under the expired contract pending negotiation of a new agreement. We believe that our relationships with the unions representing our employees are generally good, and do not anticipate any material adverse consequences resulting from negotiations to renew these agreements.

PROPERTIES

     The following chart lists our major domestic and international manufacturing, distribution and office facilities and whether such facilities are owned or leased:

                              DOMESTIC FACILITIES

     LOCATION           DESCRIPTION AND APPROXIMATE SIZE                PRINCIPAL PRODUCTS             OWNED/LEASED
     --------           --------------------------------                ------------------             ------------
Richardson, TX       World headquarters and offices; Lennox   N/A                                      Owned and
                     Industries headquarters; 230,000                                                    Leased
                     square feet
Bellevue, OH         Armstrong headquarters, factory and      Residential furnaces, residential and    Owned and
                     distribution center; 800,000 square      light commercial air conditioners and      Leased
                     feet                                     heat pumps
Grenada, MS          Heatcraft Heat Transfer Division         Coils and copper tubing; evaporator      Owned and
                     headquarters and factory, 1,000,000      coils, gas-fired unit heaters and          Leased
                     square feet; Advanced Distributor        residential air handlers; and custom
                     Products factory, 300,000 square feet;   order replacement coils
                     commercial products factory, 217,000
                     square feet
Stone Mountain, GA   Heatcraft Refrigeration Products         Commercial and industrial condensing       Owned
                     Division headquarters, R&D and           units, packaged chillers and custom
                     factory; 145,000 square feet             refrigeration racks
Marshalltown, IA     Lennox Industries heating and air        Residential heating and cooling          Owned and
                     conditioning products factory,           products, gas furnaces, split-system       Leased
                     1,000,000 square feet; distribution      condensing units, split-system heat
                     center, 300,000 square feet              pumps and CompleteHeat
Des Moines, IA       Lennox Industries distribution center    Central supplier of Lennox repair          Leased
                     and light manufacturing; 352,000         parts
                     square feet
Carrollton, TX       Lennox Industries heating and air        N/A                                        Owned
                     conditioning products development and
                     research facility; 130,000 square feet
Stuttgart, AR        Lennox Industries light commercial       Commercial rooftop equipment and         Owned and
                     heating and air conditioning factory;    accessories                                Leased
                     500,000 square feet
Union City, TN       Superior Fireplace Company factory;      Gas and wood burning fireplaces            Owned
                     294,690 square feet
Lynwood, CA          Marco Mfg. Inc. headquarters and         Gas and wood burning fireplaces            Leased
                     factory; 200,000 square feet

                            INTERNATIONAL FACILITIES

     LOCATION           DESCRIPTION AND APPROXIMATE SIZE                PRINCIPAL PRODUCTS             OWNED/LEASED
     --------           --------------------------------                ------------------             ------------
Genas, France        Friga-Bohn headquarters and factory;     Heat exchangers for refrigeration and        *
                     16,000 square meters                     air conditioning; refrigeration
                                                              products, condensers, fluid coolers,
                                                              pressure vessels, liquid receivers and
                                                              refrigeration components
Mions, France        HCF-Lennox headquarters and factories;   Air cooled chillers, water cooled            *
                     12,000 square meters                     chillers, reversible chillers and
                                                              packaged boilers
Burgos, Spain        Lennox-Refac factory; 8,000 square       Comfort air conditioning equipment,          *
                     meters                                   packaged and split units (cooling or
                                                              heat pump); small and medium capacity
                                                              water cooled chillers
Krunkel, Germany     European headquarters and factories      Process cooling systems                      *
                     for HYFRA GmbH products; 6,000 square
                     meters
Prague, Czech        Janka and Friga-Coil factories; 30,000   Air handling equipment; heat transfer        *
  Republic           square meters                            coils
Sydney, Australia    Lennox Australia Pty. Ltd.               Rooftop packaged and split commercial     Leased
                     headquarters and factory; 20,000         air conditioners
                     square feet
San Jose dos         McQuay do Brasil headquarters and        Refrigeration condensing units, unit         *
  Campos, Brazil     factory; 160,000 square feet             coolers and heat transfer coils
Etobicoke, Canada    Lennox-Canada factory, 212,000 square    Multi-position gas furnaces, gas           Owned
                     feet                                     fireplaces and commercial unit heaters

---------------

 * Facilities owned or leased by a joint venture in which we have an interest.

     In addition to the properties described above and excluding dealer facilities, we lease over 55 facilities in the U.S. for use as sales offices and district warehouses and a limited number of additional facilities worldwide for use as sales and service offices and regional warehouses. We believe that our properties are in good condition and adequate for our requirements. We also believe that our principal plants are generally adequate to meet our production needs.

REGULATION

     Our operations are subject to evolving and often increasingly stringent federal, state, local and international laws and regulations concerning the environment. Environmental laws that affect or could affect our domestic operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, any regulations promulgated under these acts and various other Federal, state and local laws and regulations governing environmental matters. We believe we are in substantial compliance with such existing environmental laws and regulations. Our non-U.S. operations are also subject to various environmental statutes and regulations. Generally, these statutes and regulations impose operational requirements that are similar to those imposed in the U.S. We believe we are in substantial compliance with applicable non-U.S. environmental statutes and regulations.

     Refrigerants. In the past decade, there has been increasing regulatory and political pressure to phase out the use of certain ozone depleting substances, including hydrochlorofluorocarbons, which are sometimes referred to as "HCFCs". This development is of particular importance to us and our competitors because of the common usage of HCFCs as refrigerants for air conditioning and refrigeration equipment. As discussed below, we do not believe that implementation of the phase out schedule for HCFCs contained in the current regulations will have a material adverse effect on our financial position or results of operations. We do believe, however, that there will likely be continued pressure by the international environmental community for the U.S. and other countries to accelerate the phase out schedule. We have been an active participant in the ongoing international dialogue on these issues and believe that we are well positioned to react to any changes in the regulatory landscape.

     In September 1987, the U.S. became a signatory to an international agreement titled the Montreal Protocol on Substances that Deplete the Ozone Layer. The Montreal Protocol requires its signatories to phase out HCFCs on an orderly basis. All countries in the developed world have become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate HCFCs differs widely.

     The 1990 U.S. Clean Air Act amendments implement the Montreal Protocol by establishing a program to limit the production, importation and use of specified ozone depleting substances, including HCFCs currently used as refrigerants by us and our competitors. Under the Act and implementing regulations, all HCFCs must be phased out between 2010 and 2030. We believe that these regulations as currently in effect will not have a material adverse effect on our operations. It is not expected that the planned phase out of HCFCs will have a significant impact on the sales of products utilizing these refrigerants prior to the end of the decade. Nonetheless, as the supply of virgin and recycled HCFCs falls, it will be necessary to address the need to substitute permitted substances for HCFCs. Further, the U.S. is under pressure from the international environmental community to accelerate the current 2030 deadline for phase out of HCFCs. An accelerated phase out schedule could adversely affect our future financial results and the industry generally.

     We, together with major chemical manufacturers, are continually in the process of reviewing and addressing the potential impact of refrigerant regulations on our products. We believe that the combination of products that presently utilize HCFCs, and products in the field which can be retrofitted to alternate refrigerants, provide a complete line of commercial and industrial products. Therefore, we do not foresee any material adverse impact on our business or competitive position as a result of the Montreal Protocol, the 1990 Clean Air Act amendments or their implementing regulations. However, we believe that the implementation of severe restrictions on the production, importation or use of refrigerants we employ in larger quantities or acceleration of the current phase out schedule could have such an impact on us and our competitors.

     We are subject to appliance efficiency regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of our products. We have developed and are developing products which comply with National Appliance Energy Conservation Act regulations, and do not believe that such regulations will have a material adverse effect on our business. The U.S. Department of Energy began in 1998 its review of national standards for comfort products covered under National Appliance Energy Conservation Act. It is anticipated that the National Appliance Energy Conservation Act regulations requiring manufacturers to phase in new higher efficiency products will not take effect prior to 2006. We believe we are well positioned to comply with any new standards that may be promulgated by the Department of Energy and do not foresee any adverse material impact from a National Appliance Energy Conservation Act standard change.

     Remediation Activity. In addition to affecting our ongoing operations, applicable environmental laws can impose obligations to remediate hazardous substances at our properties, at properties formerly owned or operated by us and at facilities to which we sent or send waste for treatment or disposal. We are currently involved in remediation activities at our facility in Grenada, Mississippi and at a formerly owned site in Ft. Worth, Texas. In addition, former hazardous waste management units at two of our facilities, Danville, Illinois and Wilmington, North Carolina, are currently in the process of being closed under the Resource Conservation and Recovery Act.

     The Resource Conservation and Recovery Act closure process can result in the need to conduct soil and/or groundwater remediation to address any on-site releases. The Grenada facility is subject to an administrative order issued by the Mississippi Department of Environmental Quality under which we will conduct groundwater remediation. We have established a $1.8 million reserve to cover costs of remediation at the Grenada facility and possible costs associated with the Resource Conservation and Recovery Act closure at the Danville facility. We also have installed and are operating a groundwater treatment system at our previously owned facility in Ft. Worth, Texas. We have established a reserve having a balance of approximately $200,000 to cover the projected $50,000 annual operating costs for ongoing treatment at the Ft. Worth site. Resource Conservation and Recovery Act closure activities at the Wilmington facility include an ongoing groundwater remediation project. This project is being conducted and funded by a prior owner of the facility, under an indemnification obligation under the contract pursuant to which we acquired the facility. We have no reason to believe that the prior owner will not continue to conduct and pay for the required remediation at the Wilmington facility. However, if the prior owner refused to meet its contractual obligations, we would be required to complete the remediation. Through soil and groundwater sampling, usually obtained during site acquisition due diligence, we are aware of contamination at some of our other facilities. Based on the levels of the contaminants detected, however, we do not believe we are required to remediate the contamination at these facilities under existing environmental laws. Nonetheless, it is possible that we may be required to conduct remediation at these facilities in the future. Also, it is possible that third parties may file property damage or personal injury claims against us related to this contamination, particularly if the contamination on our property has migrated offsite.

     During environmental due diligence for a plant we acquired in 1998 in Czechoslovakia, we learned of soil and groundwater contamination at the site. The source of the contamination is not known and it is not known at this time whether the applicable governmental authority will require us to remediate the contamination. If remediation is required, a preliminary estimate of remediation costs prepared in 1995 is $114,000. Additional evaluation would need to be performed to refine this estimate and it is possible that the actual cost to remediate the plant would significantly exceed this preliminary estimate.

     From time to time we have received notices that we are a potentially responsible party along with other potentially responsible parties in Superfund proceedings for cleanup of hazardous substances at certain sites to which the potentially responsible parties are alleged to have sent waste. At present, our only active Superfund involvements are at the Granville Solvents Superfund Site located in Ohio, the Envirochem Third Site in Illinois and the Operating Industries site in California. Since 1994, we have spent an average of $49,000 per year for costs related to the Granville Solvents site and expect to incur similar costs at the site over the next few years. Total estimated exposure costs at the Envirochem Third Site are approximately $30,000. Marco Mfg., an indirect subsidiary of Lennox, is one of more than 4,000 companies identified as potentially responsible parties for the Operating Industries site. In June 1998, Marco Mfg. received a settlement offer from the Operating Industries steering committee to settle its liability as a de minimis party for approximately $60,000. Marco rejected the settlement offer and has no reason to believe that its ultimate liability will exceed the proposed settlement amount. In May 1999, we received a settlement offer from the Gurley-Related Sites Group, a group of potentially responsible parties for two related Superfund sites in Arkansas -- the South 8th Street Landfill and the Gurley Pit Sites -- to settle our potential liability at those sites for $10,500. Although we accepted the settlement offer and paid the settlement amount, under the terms of the settlement agreement, there is the possibility for additional liability in the event the Gurley-Related Sites Group is not successful in its effort to finalize its settlement in principle with the EPA and the Arkansas Department of Pollution Control and Technology. In the event additional liability should arise, however, we do not expect it to be material. Based on the facts presently known, we do not believe that environmental cleanup costs associated with these Superfund sites will have a material adverse effect on our financial position or results of operations.

     Dealer operations. The heating and air conditioning dealers acquired in the U.S. and Canada will be subject to various federal, state and local laws and regulations, including, among others:

     - permitting and licensing requirements applicable to service technicians in their respective trades;

     - building, heating, ventilation, air conditioning, plumbing and electrical codes and zoning ordinances;

     - laws and regulations relating to consumer protection, including laws and regulations governing service contracts for residential services; and

     - laws and regulations relating to worker safety and protection of the environment.

     A large number of state and local regulations governing the residential and commercial maintenance services trades require various permits and licenses to be held by individuals. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of our service technicians who work in the geographic area covered by the permit or license.

LEGAL PROCEEDINGS

     We are involved in various claims and lawsuits incidental to our business. In the opinion of our management, these claims and suits in the aggregate will not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

     The directors and executive officers of our company, their present positions and their ages are as follows:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
John W. Norris, Jr. ......................  63    Chairman of the Board and Chief Executive Officer
H. E. French..............................  57    President and Chief Operating Officer, Heatcraft
                                                  Inc.
Robert E. Schjerven.......................  56    President and Chief Operating Officer, Lennox
                                                  Industries Inc.
Michael G. Schwartz.......................  41    President and Chief Operating Officer, Armstrong
                                                  Air Conditioning Inc.
Harry J. Ashenhurst.......................  51    Executive Vice President, Human Resources
Scott J. Boxer............................  48    Executive Vice President, Lennox Global Ltd. and
                                                    President, European Operations
Carl E. Edwards, Jr. .....................  58    Executive Vice President, General Counsel and
                                                  Secretary
W. Lane Pennington........................  43    Executive Vice President, Lennox Global Ltd. and
                                                    President, Asia Pacific Operations
Clyde W. Wyant............................  60    Executive Vice President, Chief Financial Officer
                                                  and Treasurer
John J. Hubbuch...........................  56    Vice President, Controller and Chief Accounting
                                                  Officer
Linda G. Alvarado.........................  48    Director
David H. Anderson.........................  58    Director
Richard W. Booth..........................  67    Director
Thomas W. Booth...........................  41    Director
David V. Brown............................  51    Director
James J. Byrne............................  63    Director
Janet K. Cooper...........................  45    Director
John E. Major.............................  53    Director
Donald E. Miller..........................  68    Director
Terry D. Stinson..........................  57    Director
Richard L. Thompson.......................  59    Director

     There are currently two vacancies on our board of directors which we expect to fill with non-employee directors. The following biographies describe the business experience of our executive officers and directors.

     John W. Norris, Jr. was elected Chairman of the board of directors of Lennox in 1991. He has served as a director of Lennox since 1966. After joining Lennox in 1960, Mr. Norris held a variety of key positions including Vice President of Marketing, President of Lennox Industries (Canada) Ltd., a subsidiary of Lennox, and Corporate Senior Vice President. He became President of Lennox in 1977 and was appointed President and Chief Executive Officer of Lennox in 1980. Mr. Norris is on the board of directors of the Air-Conditioning & Refrigeration Institute of which he was chairman in 1986. He is also an active board member of the Gas Appliance Manufacturers Association, where he was Chairman from 1980 to 1981. He also serves as a director of AmerUs Life Holdings, Inc., a life insurance and annuity company, and Metroplex Regional Advisory Board of Chase Bank of Texas, NA.

     H. E. French is the President and Chief Operating Officer of Heatcraft Inc., a subsidiary of Lennox. Mr. French joined Lennox in 1989 as Vice President and General Manager of the Refrigeration Products division for Heatcraft Inc. In 1995 he was named President and Chief Operating Officer of Armstrong Air Conditioning Inc., a subsidiary of Lennox. Mr. French was appointed to his current role in 1997. Prior to joining Lennox, Mr. French spent 11 years in management with Wickes/Larkin, Inc.

     Robert E. Schjerven was named President and Chief Operating Officer of Lennox Industries Inc., a subsidiary of Lennox, in 1995. In 1986, he joined Lennox as Vice President of Marketing and Engineering for Heatcraft Inc. From 1988 to 1991 he held the position of Vice President and General Manager of that subsidiary. From 1991 to 1995 he served as President and Chief Operating Officer of Armstrong Air

Conditioning Inc. Mr. Schjerven spent the first 20 years of his career with the Trane Company, a HVACR manufacturer, and McQuay-Perfex Inc.

     Michael G. Schwartz became the President and Chief Operating Officer of Armstrong Air Conditioning Inc. in 1997. He joined Heatcraft in 1990 when Lennox acquired Bohn Heat Transfer Inc. and served as Director of Sales and Marketing, Original Equipment Manufacturer Products. Prior to his current appointment, he served as Vice President of Commercial Products for Heatcraft Inc. where his responsibilities included the development of Heatcraft's position in the A-Coil market. Mr. Schwartz began his career with Bohn Heat Transfer Inc. in 1981.

     Harry J. Ashenhurst was appointed Executive Vice President, Human Resources and Administration in 1994. He joined Lennox in 1989 as Vice President of Human Resources. Dr. Ashenhurst was named Executive Vice President, Human Resources for Lennox in 1990 and in 1994 moved to his current position and assumed responsibility for the Public Relations and Communications and Aviation departments. Prior to joining Lennox, he worked as an independent management consultant with the consulting firm of Roher, Hibler and Replogle. While at Roher, Hibler and Replogle, Dr. Ashenhurst was assigned to work as a corporate psychologist for Lennox.

     Scott J. Boxer joined Lennox in 1998 as Executive Vice President, Lennox Global Ltd., a subsidiary of Lennox, and President, European Operations. Prior to joining Lennox, Mr. Boxer spent 26 years with York International Corporation, a HVACR manufacturer, in various roles, most recently as President, Unitary Products Group Worldwide, where he reported directly to the Chairman of that company and was responsible for directing that company's residential and light commercial heating and air conditioning operations worldwide.

     Carl E. Edwards, Jr. joined Lennox in February 1992 as Vice President and General Counsel. He became the Secretary of Lennox in April 1992 and was also named Executive Vice President and General Counsel in December 1992. Prior to joining Lennox, he was Vice President, General Counsel and Secretary for Elcor Corporation. He also serves as a director of Kentucky Electric Steel Inc.

     W. Lane Pennington was appointed to his current position of Executive Vice President, Lennox Global Ltd. and President, Asia Pacific Operations in 1998. He joined Lennox in 1997 as Vice President, Asia Pacific Operations. From 1988 until 1997, Mr. Pennington was with Hilti International Corp., a worldwide supplier of specialized building products and engineering services for the commercial construction industry, where he most recently served as President, Hilti Asia Limited, based in Hong Kong.

     Clyde W. Wyant joined Lennox in 1990 and was appointed Executive Vice President, Chief Financial Officer and Treasurer, the position he still holds. Prior to joining Lennox, he served as Executive Vice President, Chief Financial Officer and Director of Purolator Products Co. (formerly Facet Enterprises, Inc.), a manufacturer of filtration equipment, from 1985 to 1990. In 1965, Mr. Wyant began his career with Helmerich & Payne Inc., an oil service company, where he last served as Vice President, Finance.

     John J. Hubbuch was named Vice President, Controller and Chief Accounting Officer of Lennox in 1998. Mr. Hubbuch joined Lennox in 1986 as the Division Controller for Heatcraft Inc. In 1989 he became Heatcraft's Group Controller. From 1982 to 1986, Mr. Hubbuch was the Division Controller for McQuay-Perfex Inc./SnyderGeneral. In 1992 he became Corporate Controller of Lennox.

     Linda G. Alvarado has served as a director of Lennox since 1987. She is President of Alvarado Construction, Inc. a general contracting firm specializing in commercial, government and industrial construction and environmental remediation projects. She currently serves on the Board of Directors of Cyprus Amax Minerals Company, a diversified mining company, US West, Inc., a telecommunications company, Englehard Corporation, a commercial catalyst and pigments company, and Pitney Bowes Inc., an office equipment and services company, and is part owner of the Colorado Rockies Baseball Club.

     David H. Anderson has served as a director of Lennox since 1973. Mr. Anderson currently serves as the Co-Executive Director of the Santa Barbara Museum of Natural History. He formerly had a private law practice specializing in land use and environmental law. Mr. Anderson also serves as legal counsel for a local land conservation organization in Santa Barbara County. He currently serves on the Boards of the California Nature Conservancy, the Land Trust for Santa Barbara County and the Santa Barbara Foundation.

     Richard W. Booth has served as a director of Lennox since 1966. Mr. Booth retired from Lennox in 1992 as Executive Vice President, Administration and Secretary, a position he had held since 1983. Mr. Booth held a variety of key positions after joining Lennox in 1954. He serves on the board of directors of Employers Mutual Casualty Company, a casualty insurance company, and is a member of the board of trustees of Grinnell College.

     Thomas W. Booth has served as a director of Lennox since April 1999. Since 1997, Mr. Booth has been the Director, Business Development of Heatcraft Inc. Mr. Booth joined Lennox in 1984 and has served in various capacities including the District Manager for the Baltimore/Virginia sales branch of Lennox Industries from 1994 to 1997.

     David V. Brown has served as a director of Lennox since 1989. Dr. Brown owns the Plantation Farm Camp, a working 500-acre ranch with livestock that provides learning in a farm setting for children. He is currently serving on the Strategic Planning Board of the Western Association of Independent Camps, an educational organization for training camp advisors.

     James J. Byrne has served as a director of Lennox since 1990. He has been chairman and chief executive officer of OpenConnect Systems Incorporated, a developer of computer software products, since May 1999. In addition, he serves as chairman of Byrne Technology Partners, Ltd., a management services company for technology companies, a position he has held since January 1996. Prior to his current role, he held a number of positions in the technology industry including President of Harris Adacom Corporation, a network products and services company, Senior Vice President of United Technologies Corporation's Semiconductor Operation and President of North American group of Mohawk Data Sciences, a manufacturer of distributed computer products. Mr. Byrne began his career with General Electric Company. Mr. Byrne is a director of STB Systems Inc., a developer of video boards for personal computer manufacturers.

     Janet K. Cooper has served as a director of Lennox since April 1999. Ms. Cooper has been the Vice President and Treasurer of US West, Inc., a regional Bell operating company, since 1998. From 1978 to 1998, Ms. Cooper served in various capacities with The Quaker Oats Company, including its Vice President, Treasurer & Tax from 1992 to 1998. Ms. Cooper serves on the board of directors of The TORO Company, a manufacturer of equipment for lawn and turf care maintenance.

     John E. Major has served as a director of Lennox since 1993. Mr. Major has been the Chairman, Chief Executive Officer and President of Wireless Knowledge, a QUALCOMM Incorporated and Microsoft joint venture which operates a network operation center, since November 1998. Previously he was Executive Vice President of QUALCOMM and President of its Wireless Infrastructure Division, and was responsible for managing and guiding the market potential for CDMA infrastructure products. Prior to joining QUALCOMM in 1997, Mr. Major served most recently as Senior Vice President and Staff Chief Technical Officer at Motorola, Inc., a manufacturer of telecommunications equipment, and Senior Vice President and General Manager for Motorola's Worldwide Systems Group of the Land Mobile Products Sector. Mr. Major currently serves on the board of directors of Littlefuse, Inc., a manufacturer of fuses, and Verilink Corporation, a manufacturer of network access devices.

     Donald E. Miller has served as a director of Lennox since 1987. Mr. Miller spent his 35 year career with The Gates Corporation, an industrial and automotive rubber products manufacturer. He retired as Vice Chairman of that company in 1996. From 1987 until 1994 he held the position of President and Chief Operating Officer of The Gates Corporation. Mr. Miller serves on the board of directors of Sentry Insurance Corporation, a mutual insurance company, OEA, Inc., a company engaged in specialized automotive and aerospace technologies, and Chateau Communities Inc., a real estate investment trust, and is the President of the Board of Colorado School of Mines Foundation.

     Terry D. Stinson has served as a director of Lennox since 1998. Mr. Stinson has been the Chairman and Chief Executive Officer of Bell Helicopter Textron Inc., the aircraft segment of Textron Inc., a multi-industry corporation, since 1998 and was its President from 1996 to 1998. From 1991 to 1996, Mr. Stinson served as

Group Vice President and Segment President of Textron Aerospace Systems and Components for Textron Inc. Prior to that position, he had been the President of Hamilton Standard Division of United Technologies Corporation, a defense supply company, since 1986.

     Richard L. Thompson has served as a director of Lennox since 1993. In 1995, Mr. Thompson was named to his present position of Group President and member of the Executive Office of Caterpillar Inc., a manufacturer of construction and mining equipment. He joined Caterpillar in 1983 as Vice President, Customer Services. In 1990, he was appointed President of Solar Turbines Inc., a wholly owned subsidiary of Caterpillar and manufacturer of gas turbines. From 1990 to 1995, he held the role of Vice President of Caterpillar, with responsibility for its worldwide engine business. Previously, he had held the positions of Vice President of Marketing and Vice President and General Manager, Components Operations with RTE Corporation, a manufacturer of electrical distribution products. Mr. Thompson is a director of Gardner Denver, Inc., a manufacturer of air compressors, blowers and petroleum pumps.

     John W. Norris, Jr., Richard W. Booth, David H. Anderson and David V. Brown are all grandchildren of D.W. Norris, and Thomas W. Booth is a great grandchild of D.W. Norris. John W. Norris, Jr., David V. Brown, Richard W. Booth and David
H. Anderson are first cousins. Richard W. Booth is the father of Thomas W.
Booth.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

     Our board of directors is divided into three classes of directors, with each class elected to a three-year term every third year and holding office until their successors are elected and qualified. The class whose term of office will expire at our 2000 Annual Meeting of Stockholders consists of Linda G. Alvarado, Richard W. Booth, David V. Brown and John E. Major. The class whose term of office will expire at our 2001 Annual Meeting of Stockholders consists of Janet K. Cooper, Terry D. Stinson and Richard L. Thompson. The class whose term of office will expire at our 2002 Annual Meeting of Stockholders consists of David H. Anderson, Thomas W. Booth, James J. Byrne, Donald E. Miller and John
W. Norris, Jr.

     Our board of directors has established an audit committee, acquisition committee, board operations committee, human resource committee, compensation committee and a pension and risk management committee. The audit committee is responsible for meeting with management and our independent accountants to determine the adequacy of internal controls and other financial reporting matters. The following directors currently serve on the audit committee: John E. Major (chair), Linda G. Alvarado, Janet K. Cooper, Donald E. Miller and Terry D. Stinson.

     The acquisition committee is responsible for evaluating potential acquisitions and making recommendations on proposed acquisitions. The following directors currently serve on the acquisition committee: Donald E. Miller (chair), David H. Anderson, Janet K. Cooper, Terry D. Stinson and Richard L. Thompson.

     The board operations committee is responsible for making recommendations on the election of directors and officers, the number of directors, and other matters pertaining to the operations of our board of directors. The following directors currently serve on the board operations committee: Richard W. Booth (chair), David V. Brown, James J. Byrne, Janet K. Cooper and Terry D. Stinson.

     The human resource committee is responsible for succession planning, management development programs and other human resource matters. The following directors currently serve on the human resource committee: James J. Byrne (chair), Linda G. Alvarado, David V. Brown, John E. Major and Richard L. Thompson.

     The compensation committee is responsible for evaluating the performance of our chief executive officer, making recommendations with respect to the salary of our chief executive officer, approving the compensation of executive staff members, approving the compensation for non-employee directors and committee members, approving incentive stock options for senior management, approving all employee benefit plan designs and other matters relating to the compensation of our directors, officers and employees. The following directors currently serve on the compensation committee: Richard L. Thompson (chair), Linda G. Alvarado, James J. Byrne and John E. Major. During 1998, the following directors served on the compensation committee or its predecessor committee: Linda G. Alvarado, David V. Brown, James J. Byrne, Thomas
B. Howard, Jr., a former director, Robert W. Norris, a former director, and Richard L. Thompson.

     The pension and risk management committee is responsible for overseeing the administration of our pension and profit sharing plans, overseeing matters relating to our insurance coverage, reviewing matters of legal liability and environmental issues, and other matters relating to risk management. The following directors currently serve on the pension and risk management committee: David H. Anderson (chair), Richard W. Booth, Thomas W. Booth and Donald E. Miller.

COMPENSATION OF DIRECTORS

     In 1999, non-employee directors will receive an annual retainer of $21,000 in cash and $5,000 in common stock for board of directors and committee service, an annual retainer of $4,000 in cash for serving as a committee chair and a fee of $1,000, or $500 in the event of a telephonic meeting, in cash for attending each meeting day of the board of directors or any committee of the board. Board members may elect to receive the cash portion of their annual retainer in cash or shares of common stock. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors or any committee of the board. In addition, each non-employee director may receive, under our 1998 incentive plan, options to purchase shares of common stock at an exercise price equal to the fair market value of such shares at the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth information on compensation earned in 1998 by our Chief Executive Officer and our four other most highly compensated executive officers, such individuals sometimes being referred to as the "named executive officers". In the third quarter of 1998, we terminated the Lennox International Inc. performance share plan in connection with the adoption of the 1998 incentive plan. We terminated the performance share plan to reduce potential earnings volatility associated with the application of variable price accounting rules to the provisions of the plan. The amounts in the LTIP Payouts column in the Summary Compensation Table below consists of the value of common stock issued to the named executive officers in connection with the termination of the performance share plan and in full settlement of our obligations under that plan. Performance awards are now granted under our 1998 incentive plan.

                           SUMMARY COMPENSATION TABLE

                                                           LONG-TERM COMPENSATION
                                                   --------------------------------------
                                                            AWARDS
                                                   -------------------------    PAYOUTS
                                  ANNUAL                         SECURITIES    ----------
                               COMPENSATION        RESTRICTED    UNDERLYING
                           ---------------------     STOCK      OPTIONS/SARS      LTIP         ALL OTHER
          NAME              SALARY     BONUS(1)    AWARDS(2)      GRANTED      PAYOUTS(3)   COMPENSATION(4)
          ----             --------   ----------   ----------   ------------   ----------   ---------------
John W. Norris, Jr.......  $648,660   $1,130,003   $1,960,304     148,500      $2,043,909      $146,600
Robert L. Jenkins(5).....   361,200      370,158      288,206           0         859,815        91,425
Robert E. Schjerven......   335,400      323,562      739,038      49,500         750,994        86,656
H.E. French..............   309,852      328,902      502,320      36,300         595,940        80,389
Clyde W. Wyant...........   291,300      348,639      516,762      36,300         718,883        67,645

---------------

(1) Includes annual incentive payments for the respective year from two annual variable pay plans.

(2) Represents performance share awards of the following number of shares of restricted common stock granted pursuant to the 1998 incentive plan in December 1998 multiplied by the stock price on the grant date, $19.03 per share: Mr. Norris -- 103,026; Mr. Jenkins -- 15,147; Mr.
    Schjerven -- 38,841; Mr. French -- 26,400; and Mr. Wyant -- 27,159. Such shares represent all of such individual's holdings of restricted common stock at December 31, 1998. For the named executive officers, 27,423 shares will vest at December 31, 1999, 75,900 shares will vest at December 31, 2000 and the remainder will vest at December 31, 2001, in each case if performance targets are met. Shares which do not vest in any performance period due to failure to achieve such goals will vest in 2006, 2007 and 2008, respectively. Information about performance share awards made under the 1998 incentive plan in December 1998 which do not vest unless certain performance goals are met is set forth in the table titled "Long-Term Incentive Plans -- Awards in Last Fiscal Year."

(3) Represents awards of shares of common stock multiplied by the stock price on the award date, $19.03 per share, in connection with the termination of the performance share plan.

(4) Composed of contributions by Lennox to its profit sharing retirement plan and to profit sharing restoration plan and the dollar value of term life insurance premiums paid by us for the benefit of the named executive officers. Contributions to the plans for the named executive officers were as follows: Mr. Norris -- $139,730; Mr. Jenkins -- $86,223; Mr.
    Schjerven -- $81,369; Mr. French -- $73,833; and Mr. Wyant -- $62,619.

(5) On December 31, 1998, Mr. Jenkins retired from his position as the Assistant to the Chairman of the Board -- Business Development.

     We maintain a pay-for-performance compensation philosophy to pay market-competitive base salaries, while also delivering variable pay which is directly linked to the achievement of performance measurements and to the performance and contribution of the individual.

     Executive compensation is composed of three primary components: base salary, variable pay and benefits and perquisites. In order to evaluate the competitiveness of our total compensation programs, we have periodically engaged Hewitt Associates LLC, a human resources consulting firm, to conduct market analyses of the compensation programs for executive level jobs within our organization. In doing so, we emphasize delivering competitive total compensation opportunities, while maintaining the flexibility to design individual compensation components to support critical business objectives.

     The following table provides information concerning stock options granted to the named executive officers in 1998.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                        -------------------------------------------------------------------
                         NUMBER OF         PERCENT OF
                         SECURITIES    TOTAL OPTIONS/SARS
                         UNDERLYING        GRANTED TO                                            GRANT DATE
                        OPTIONS/SARS      EMPLOYEES IN      EXERCISE OR                           PRESENT
         NAME             GRANTED         FISCAL YEAR       BASE PRICE     EXPIRATION DATE        VALUE(1)
         ----           ------------   ------------------   -----------   -----------------   ----------------
John W. Norris, Jr....     148,500            16.7%           $19.03      December 11, 2008       $755,325
Robert L. Jenkins.....           0              --                --             --                     --
Robert E. Schjerven...      49,500             5.6             19.03      December 11, 2008        251,775
H. E. French..........      36,300             4.1             19.03      December 11, 2008        184,635
Clyde W. Wyant........      36,300             4.1             19.03      December 11, 2008        184,635

---------------

(1) The grant date present values shown in the table were determined using the Black-Scholes option valuation model using the following assumptions: stock price volatility of 35.4% which represents an average volatility among general industry companies; expected option life of 10.0 years; dividend yield of 1.66%; risk free interest rate of 4.53%; Hewitt Associates Modified Derived Value: $5.09 which includes the following additional assumptions: discounts for the probability of termination for death, disability, retirement and voluntary/involuntary terminations.

     The following table provides for each of the named executive officers the options exercised during 1998 and the number of options and the value of unexercised options held by the named executive officers as of December 31, 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                              OPTIONS/SARS AT               OPTIONS/SARS AT
                               SHARES                        DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                              ACQUIRED       VALUE      ---------------------------   ---------------------------
           NAME              ON EXERCISE    REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              -----------   ----------   -----------   -------------   -----------   -------------
John W. Norris, Jr.........         --             --     249,150        148,500      $1,872,771          0
Robert L. Jenkins..........    160,380     $  812,648          --             --              --         --
Robert E. Schjerven........    166,980      1,042,300          --         49,500              --          0
H. E. French...............    147,906      1,363,807          --         36,300              --          0
Clyde W. Wyant.............     33,660        360,121     126,720         36,300       1,106,297          0

---------------

(1) Calculated on the basis of the fair market value of the underlying securities as of December 31, 1998, $19.03 per share, minus the exercise price of "in-the-money" options

     The following table provides information concerning performance share awards made under the 1998 incentive plan to the named executive officers in 1998. The named executive officers are awarded a number of shares of common stock subject to achievement of performance targets based on the average return on equity for a three year period. Information about the portion of the award that becomes vested regardless of whether the performance goals are met is presented under the Restricted Stock Awards column in the table titled "Summary Compensation Table." Presented below is the maximum number of shares of common stock that may be payable to each of the named executive officers that is subject to achievement of the performance goals. The actual number of shares awarded depends on the level of achievement of the performance objectives.

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

                                          NUMBER OF SHARES, UNITS    PERFORMANCE OR OTHER PERIOD
                  NAME                        OR OTHER RIGHTS        UNTIL MATURATION OR PAYOUT
                  ----                    -----------------------    ---------------------------
John W. Norris, Jr......................          103,026                      3 years
Robert L. Jenkins.......................           15,147                      3 years
Robert E. Schjerven.....................           38,841                      3 years
H. E. French............................           26,400                      3 years
Clyde W. Wyant..........................           27,159                      3 years

1998 INCENTIVE PLAN

     GENERAL

     Our board of directors has adopted, and our stockholders have approved, the 1998 incentive plan. The 1998 incentive plan amends and restates the 1994 stock option and restricted stock plan. Any outstanding awards under the 1994 stock option and restricted stock plan will remain outstanding. The objectives of the 1998 incentive plan are to attract and retain employees, to attract and retain qualified directors and to stimulate the active interest of such persons in our development and financial success. Awards provide participants with a proprietary interest in our growth and performance. The description below represents a summary of the principal terms and conditions of the 1998 incentive plan.

     Awards to our employees or independent contractors under the 1998 incentive plan may be made in the form of grants of stock options, stock appreciation rights, restricted or non-restricted stock or units denominated in stock, cash awards or performance awards or any combination of these awards. Awards to non-employee directors under the 1998 incentive plan will be in the form of grants of stock options.

     The 1998 incentive plan provides for awards to be made in respect of a maximum of 4,603,500 shares of our common stock, of which 3,943,500 shares will be available for awards to our employees and independent contractors and the remainder of which will be available for awards to non-employee directors. No participant under the 1998 incentive plan may be granted in any 12-month period awards consisting of stock options or stock appreciation rights for more than 165,000 shares of common stock, stock awards for more than 165,000 shares of common stock or cash awards in excess of $5,000,000. Shares of common stock which are the subject of awards that are forfeited or terminated or expire unexercised will again immediately become available for awards under the 1998 incentive plan.

     Our compensation committee will have the exclusive authority to administer the 1998 incentive plan as it relates to employee awards and to take all actions which are specifically contemplated by the plan or are necessary or appropriate in connection with the administration thereof. The compensation committee may, in its discretion:

     - provide for the extension of the exercisability of an award;

     - accelerate the vesting or exercisability of an award to our employees;

     - eliminate or make less restrictive any restrictions contained in an award to our employees;

     - waive any restriction or other provision of the 1998 incentive plan or in any award to our employees; or

     - otherwise amend or modify an award to our employees in any manner that is either not adverse to the employee holding the award or consented to by such employee.

     EMPLOYEE AWARDS

     The compensation committee will determine the type or types of awards made under the 1998 incentive plan and will designate the employees who are to be recipients of such awards. Each award may be embodied in an agreement, which will contain such terms, conditions and limitations as are determined by the compensation committee. Awards to our employees may be granted singly, in combination or in tandem. Awards to our employees may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under the 1998 incentive plan or any other employee plan or program of Lennox, including any acquired entity. All or part of an award to our employees may be subject to conditions established by the compensation committee, which may include continuous service with Lennox, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance.

     The types of awards to our employees that may be made under the 1998 incentive plan are as follows:

     Options: Options are rights to purchase a specified number of shares of common stock at a specified price. An option granted under the 1998 incentive plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code of 1986, or a non-qualified stock option that does not comply with such requirements. Incentive stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant. To the extent that the aggregate fair market value, measured at the time of grant, of common stock subject to incentive stock options that first become exercisable by an employee in any one calendar year exceeds $100,000, such options shall be treated as non-qualified stock options and not as incentive stock options. Non-qualified stock options must have an exercise price per share that is not less than, but may exceed, the fair market value of the common stock on the date of grant. In either case, the exercise price must be paid in full at the time an option is exercised in cash or, if the employee so elects, by means of tendering common stock or surrendering another award.

     Stock Appreciation Rights: Stock appreciation rights are rights to receive a payment, in cash or common stock, equal to the excess of the fair market value or other specified valuation of a specified number of shares of common stock on the date the rights are exercised over a specified strike price. A stock appreciation right may be granted in tandem under the 1998 incentive plan to the holder of an option with respect to all or a portion of the shares of common stock subject to such option or may be granted separately. The terms, conditions and limitations applicable to any stock appreciation rights, including the term of any stock appreciation rights and the date or dates upon which they become exercisable, will be determined by our compensation committee.

     Stock Awards: Stock awards consist of grants of restricted common stock or non-restricted common stock or units denominated in common stock. The terms, conditions and limitations applicable to any stock awards will be determined by our compensation committee. The compensation committee may remove any restrictions on stock awards, at its discretion. Rights to dividends or dividend equivalents may be extended to and made part of any stock award in the discretion of the compensation committee.

     Cash Awards: Cash awards consist of grants denominated in cash. The terms, conditions and limitations applicable to any cash awards will be determined by our compensation committee.

     Performance Awards: Performance awards consist of grants made to an employee subject to the attainment of one or more performance goals. A performance award will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established, objective performance goals established by our compensation committee prior to the earlier of (a) 90 days after the commencement of the period of service to which the performance goals relate and (b) the elapse of 25% of the period of service, and in any event while the outcome is substantially uncertain. A performance goal may be based upon one or more business criteria that apply to the employee, one or more business units of Lennox or Lennox as a whole. The terms, conditions and limitations applicable to any performance awards will be determined by our compensation committee.

     DIRECTOR AWARDS

     Our board of directors will administer the 1998 incentive plan as it relates to awards to non-employee directors. The board will have the right to determine on an annual basis, or at any other time in its sole discretion, to award options which are non-qualified stock options to non-employee directors. No such options awarded in any year shall provide for the purchase of more than 16,500 shares of common stock. All options awarded to directors shall have a term of 10 years and shall vest and become exercisable in increments of one-third on each of the three succeeding anniversaries after the date of grant. Unvested options awarded to directors shall be forfeited if a director resigns without the consent of the majority of our board of directors.

     OTHER PROVISIONS

     Our board of directors may amend, modify, suspend or terminate the 1998 incentive plan for the purpose of addressing any changes in legal requirements or for any other purpose permitted by law, except that:

     - no amendment that would impair the rights of any employee or non-employee director to any award may be made without the consent of such employee or non-employee director; and

     - no amendment requiring stockholder approval under any applicable legal requirements will be effective until such approval has been obtained.

     In the event of any subdivision or consolidation of outstanding shares of our common stock, declaration of a stock dividend payable in shares of our common stock or other stock split, the 1998 incentive plan provides for our board of directors to make appropriate adjustments to:

     - the number of shares of common stock reserved under the 1998 incentive plan;

     - the number of shares of common stock covered by outstanding awards in the form of common stock or units denominated in common stock;

     - the exercise or other price in respect of such awards;

     - the appropriate fair market value and other price determinations for awards in order to reflect such transactions; and

     - the limitations in the 1998 incentive plan regarding the number of awards which may be made to any employee in a given year.

     Furthermore, in the event of any other recapitalization or capital reorganization of Lennox, any consolidation or merger of Lennox with another corporation or entity, the adoption by Lennox of any plan of exchange affecting the common stock or any distribution to holders of common stock or securities or property, other than normal cash dividends or stock dividends, our board of directors will make appropriate adjustments to the amounts or other items referred to above to give effect to such transactions, but only to the extent necessary to maintain the proportionate interest of the holders of the awards and to preserve, without exceeding, the value of the awards.

RETIREMENT PLANS

     The named executive officers participate in four Lennox-sponsored retirement plans. The plans are as follows: the pension plan for salaried employees, the profit sharing retirement plan, the supplemental retirement plan, and the profit sharing restoration plan. The supplemental retirement plan and the profit sharing restoration plan are non-qualified plans. We pay the full cost of all these plans.

     The pension plan for salaried employees is a floor offset plan. A target benefit is calculated using credited service and final average pay during the five highest consecutive years. The benefit is currently based on 1.00% of final average pay, plus .60% of final average pay above Social Security covered compensation, times the number of years of credited service, not to exceed 30 years. Employees vest after five years of service and may commence unreduced benefits at age 65. If specified age and service requirements are met, benefits may commence earlier on an actuarially reduced basis. At time of retirement, a participant may choose one of five optional forms of payment. The supplemental retirement plan permits income above Internal Revenue Service limitations to be considered in determining final average pay, doubles the rate of benefit accrual, limits credited service to 15 years and permits early retirement on somewhat more favorable terms than the pension plan.

     The profit sharing retirement plan is a defined contribution plan. Profit sharing contributions, as determined by our board of directors, are credited annually to participants' accounts based on pay. Participants are fully vested after 6 years. The assets of the plan are employer directed. Distributions may occur at separation of employment and can be paid directly to the participant. The restoration plan permits accruals that otherwise could not occur because of Internal Revenue Service limitations on compensation.

     The estimates of annual retirement benefits shown in the following table are the targets established by the supplemental retirement plan.

                                                       YEARS OF SERVICE
        FINAL AVERAGE           ---------------------------------------------------------------
         EARNINGS(1)               5          10         15         20         25         30
        -------------           --------   --------   --------   --------   --------   --------
$ 250,000.....................  $ 35,896   $ 71,792   $107,688   $107,688   $107,688   $107,688
   425,000....................    63,896    127,792    191,688    191,688    191,688    191,688
   600,000....................    91,896    183,792    275,688    275,688    275,688    275,688
   775,000....................   119,896    239,792    359,688    359,688    359,688    359,688
   950,000....................   147,896    295,792    443,688    443,688    443,688    443,688
 1,125,000....................   175,896    351,792    527,688    527,688    527,688    527,688

---------------

(1) Final Average Earnings are the average of the five highest consecutive years of includible earnings. Compensation for these purposes includes salary and bonuses, and excludes extraordinary compensation such as benefits from the 1998 incentive plan or its predecessor plans. Bonus numbers used in these calculations, as per plan requirements, are the bonuses actually paid in those years. In the Summary Compensation Table, the 1998 bonus reported is the bonus earned in 1998, but not paid until 1999.

     As of December 31, 1998, the final average pay and the eligible years of credited service for each of the named executive officers was as follows: Mr. Norris, $855,001 -- 38.25 years; Mr. Jenkins, $483,948 --

14.00 years; Mr. Wyant, $402,391 -- 8.30 years; Mr. Schjerven, $411,416 -- 12.80 years; Mr. French, $340,666 -- 9.80 years.

EMPLOYMENT AGREEMENTS

     We have entered into an employment agreement with each of the named executive officers who are currently employees of Lennox. Each of the employment agreements is identical except for the name of the named executive officer who is a party to the agreement and the date of the agreement. These employment agreements establish the basis of compensation and assignments; and post-employment covenants covering confidential information, the diverting of employees, vendors and contractors and the solicitation of customers. These agreements also establish binding arbitration as the mechanism for resolving disputes and provide benefits and income in the event employment terminates under specified circumstances.

     The agreements commence on the date they are signed by both parties and remain in effect until December 31 of that year and afterwards for a series of one-year terms. On January 1 of each year after the end of the first term and for each year afterwards, the agreements automatically renew for an additional year, unless either party notifies the other, in writing, at least 30 days prior to such date, of a decision not to renew the agreement.

     If we terminate the employee prior to the expiration of the term of the agreement or if we do not renew the agreement for any reason other than for cause, the employee will be entitled to receive monthly payments of the greater of the employee's base salary for the remainder of the agreement's term or three months of the employee's base salary in addition to any other compensation or benefits applicable to an employee at the employee's level.

     If we terminate the employee other than for cause, including our non-renewal of the agreement, and the employee agrees to execute a written general release of any and all possible claims against us existing at the time of termination, we will provide the employee with an enhanced severance package. That package includes payment of the employee's base monthly salary for a period of twenty-four months following the date of termination, a lump sum payment of $12,000 in lieu of perquisites lost, and forgiveness of COBRA premiums due for group health insurance coverage for up to eighteen months while the employee remains unemployed. If the employee remains unemployed at the end of eighteen months, the equivalent of the COBRA premium will be paid to the employee on a month to month basis for up to six additional months while the employee remains unemployed. Outplacement services are provided or, at the employee's election, a lump-sum payment of 10% of the employee's annual base salary will be made to the employee in lieu of those services. Additionally, the employee's beneficiary will receive a lump-sum death benefit equivalent to six months of the employee's base salary should the employee die while entitled to enhanced severance payments.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

     We have entered into a change of control employment agreement with each of the named executive officers who are currently employees of Lennox. Each of the change of control agreements is identical except for the name of the named executive officer who is a party to the agreement and the date of the agreement. The change of control agreements provide for certain benefits under specified circumstances if the officer's employment is terminated following a change of control transaction involving Lennox. The change of control agreements are intended to provide protections to the officers that are not afforded by their existing employment agreements, but not to duplicate benefits provided by the existing employment agreements. The term of the change of control agreements is generally two years from the date of a potential change of control, as discussed below, or a change of control. If the officer remains employed at the conclusion of such term, the officer's existing employment agreement will continue to apply. The employment rights of the named executive officers under the change of control agreements would be triggered by either a change of control or a potential change of control. Following a potential change of control, the term of the change of control agreement may terminate but the change of control agreement will remain in force and a new term of the agreement will apply to any future change of control or potential change of control, if either (a) our board of directors determines that a change of control is not likely or (b) the named executive officer, upon proper notice to us, elects to terminate his term of the change of control agreement as of any anniversary of the potential change of control.

     A "change of control" generally includes the occurrence on or after the date of the offering of any of the following:

          (a) any person, other than specified exempt persons, including Lennox and its subsidiaries and employee benefit plans, becoming a beneficial owner of 35% or more of the shares of common stock or voting stock of Lennox then outstanding, including as a result of the offering;

          (b) a change in the identity of a majority of the persons serving as members of our board of directors, unless such change was approved by a majority of the incumbent members of our board of directors;

          (c) the approval by the stockholders of a reorganization, merger or consolidation in which:

             (1) existing stockholders would not own more than 65% of the common stock and voting stock of the resulting company;

             (2) a person, other than specified exempt persons, would own 35% or more of the common stock or voting stock of the resulting company; or

             (3) less than a majority of the board of the resulting company would consist of the then incumbent members of our board of directors; or

          (d) the approval by the stockholders of a liquidation or dissolution of Lennox, unless such liquidation or dissolution is part of a plan of liquidation or dissolution involving a sale to a company of which following such transaction:

             (1) more than 65% of the common stock and voting stock would be owned by existing stockholders;

             (2) no person, other than specified exempt persons, would own 35% or more of the common stock or voting stock of such company; and

             (3) at least a majority of the board of directors of such company would consist of the then incumbent members of our board of directors.

     A "potential change in control" generally includes any of the following:

     - the commencement of a tender or exchange offer for voting stock that, if consummated, would result in a change of control;

     - Lennox entering into an agreement which, if consummated, would constitute a change of control;

     - the commencement of a contested election contest subject to proxy rules;
       or

     - the occurrence of any other event that our board of directors determines could result in a change of control.

     During the term of the change of control agreement, an officer's position, authority, duties and responsibilities may not be diminished, and all forms of compensation, including salary, bonus, regular salaried employee plan benefits, stock options, restricted stock and other awards, must continue on a basis no less favorable than at the beginning of the term of the change of control agreement and, in the case of specified benefits, must continue on a basis no less favorable in the aggregate than the most favorable application of such benefits to any of our employees.

     If an officer terminates employment during the term of the change of control agreement for good reason and we fail to honor the terms of the change of control agreement, we will pay the officer:

     - his then unpaid current salary and a pro rata portion of the highest bonus earned during the three preceding years, as well as previously deferred compensation and accrued vacation time;

     - a lump-sum benefit equal to the sum of three times the officer's annual base salary and three times the annual bonus he would have earned in the year of termination;

     - for purposes of our supplemental retirement plan and our profit sharing restoration plan, three additional years added to both his service and age criteria; and

     - continued coverage under our employee welfare benefits plans for up to four and one-half years.

In addition, all options, restricted stock and other compensatory awards held by the officer will immediately vest and become exercisable, and the term of these awards will be extended for up to one year following termination of employment. The officer may also elect to cash out equity-based compensatory awards at the highest price per share paid by specified persons during the term of the change of control agreement or the six-month period prior to the beginning of the term of the change of control agreement.

     In the event of any contest concerning a change of control agreement in which the officer is successful, in whole or in part, on the merits:

     - we have no right of offset;

     - the officer is not required to mitigate damages; and

     - we agree to pay any legal fees incurred by the officer in connection with such contest.

     We also agree to pay all amounts owing to the officer during any period of dispute, subject only to the officer's agreement to repay any amounts to which he is determined not to be entitled. The change of control agreements provide for a tax gross-up in the event that specified excise taxes are applicable to payments made by us under a change of control agreement or otherwise. The change of control agreements require the officer to maintain the confidentiality of our information, and, for a period of 24 months following his termination of employment, to avoid any attempts to induce our employees to terminate their employment with us.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with our directors and a number of our executive officers. Each of the indemnification agreements is identical except for the name of the director or executive officer who is a party to the agreement and the date of the agreement. Under the terms of the indemnification agreements, we have generally agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law on the date of the agreements and to such greater extent as applicable law may at a future time permit. In addition, the indemnification agreements contain specific provisions pursuant to which we have agreed to indemnify each indemnitee:

     - if such person is, by reason of his or her status as a director, nominee for director, officer, agent or fiduciary of ours or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at our request, any such status being referred to as a "corporate status," made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding, other than a proceeding by or in the right of Lennox;

     - if such person is, by reason of his or her corporate status, made or threatened to be made a party to any proceeding brought by or in the right of Lennox to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in such proceeding as to which such indemnitee shall have been adjudged to be liable to Lennox if applicable law prohibits such indemnification, unless and only to the extent that a court shall otherwise determine;

     - against expenses actually and reasonably incurred by such person or on his or her behalf in connection with any proceeding to which such indemnitee was or is a party by reason of his or her corporate status and in which such indemnitee is successful, on the merits or otherwise;

     - against expenses actually and reasonably incurred by such person or on his or her behalf in connection with a proceeding to the extent that such indemnitee is, by reason of his or her corporate status, a witness or otherwise participates in any proceeding at a time when such person is not a party in the proceeding; and

     - against expenses actually and reasonably incurred by such person in certain judicial adjudications of or awards in arbitration to enforce his or her rights under the indemnification agreements.

     In addition, under the terms of the indemnification agreements, we have agreed to pay all reasonable expenses incurred by or on behalf of an indemnitee in connection with any proceeding, whether brought by or in the right of Lennox or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by us of a written request from such indemnitee for such payment. In the indemnification agreements, each indemnitee has agreed that he or she will reimburse and repay us for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by us against such expenses.

     The indemnification agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an indemnitee is entitled to indemnification. In some cases, the nature of the procedures specified in the indemnification agreements varies depending on whether we have undergone a change in control.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table contains information regarding the beneficial ownership of our common stock as of May 31, 1999 and as adjusted to reflect the offering by the following individuals:

     - each person known by us to own more than 5% of the outstanding shares of common stock;

     - each of our directors;

     - each named executive officer;

     - all executive officers and directors as a group; and

     - each selling stockholder.

All persons listed have an address in care of our principal executive offices and have sole voting and investment power of their shares unless otherwise indicated.

     The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that were exercisable on May 31, 1999 or became exercisable within 60 days following May 31, 1999 are considered outstanding. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge and unless otherwise indicated, each stockholder has sole voting and investment power over the shares listed as beneficially owned by such stockholder, subject to community property laws where applicable. Percentage of ownership is based on 35,920,104 shares of common stock outstanding as of May 31, 1999 and 44,008,594 shares of common stock outstanding after the completion of the offering. As of May 31, 1999, we had approximately 265 record holders of our common stock.

                                   SHARES BENEFICIALLY                            SHARES BENEFICIALLY
                                          OWNED                                          OWNED
                                   BEFORE THE OFFERING                             AFTER THE OFFERING
                                 ------------------------   SHARES TO BE SOLD   ------------------------
       BENEFICIAL OWNER            NUMBER      PERCENTAGE    IN THE OFFERING      NUMBER      PERCENTAGE
       ----------------          -----------   ----------   -----------------   -----------   ----------
John W. Norris, Jr.(1).........    3,997,125      11.1%               --          3,997,125       9.0%
H. E. French...................       92,499       *                  --             92,499       *
Robert E. Schjerven............      215,226       *                  --            215,226       *
Robert L. Jenkins..............      242,220       *                  --            242,220       *
Clyde W. Wyant(2)..............      226,842       *                  --            226,842       *
Linda G. Alvarado(3)...........      117,150       *                  --            117,150       *
David H. Anderson(4)...........    4,429,788      12.3           165,000(5)       4,264,788       9.7
Richard W. Booth(6)............    5,156,217      14.3                --          5,156,217      11.7
Thomas W. Booth(7).............    2,787,279       7.8                --          2,787,279       6.3
David V. Brown(8)..............    1,327,788       3.7                --          1,327,788       3.0
James J. Byrne(9)..............      148,830       *                  --            148,830       *
Janet K. Cooper................            0      --                  --                  0      --
John E. Major(10)..............      130,614       *                  --            130,614       *
Donald E. Miller(11)...........      121,143       *                  --            121,143       *
Terry D. Stinson...............          297       *                  --                297       *
Richard L. Thompson(12)........      135,531       *                  --            135,531       *
All executive officers and
  directors as a group (21
  persons)(13).................   17,341,929      46.4           165,000         17,176,929      37.8
A.O.C. Corporation(14).........    2,695,770       7.5                --          2,695,770       6.1
Robert W. Norris(15)...........    2,514,303       7.0            56,100(16)      2,458,203       5.6
Frank E. Zink(17)..............    2,553,210       7.1            66,000          2,487,210       5.7
Phillip L. Zink(18)............    4,310,460      12.0                --          4,310,460       9.8
William N. Consler.............        7,293       *                 990              6,303       *
David S. Miller................        1,683       *               1,683                  0      --
Steven P. Miller...............        1,683       *               1,683                  0      --
Eileen F. Murphy(19)...........       61,182       *              33,000             28,182       *
Thomas R. Thompson.............       12,243       *               1,980             10,263       *
David W. Zink..................      500,247       1.4            81,675            418,572       1.0
John P. Zink(19)(20)...........      541,860       1.5             3,399(21)        538,461       1.2

---------------

  *  Less than 1%

 (1) Includes:
     (a)321,750 shares held by the Robert W. Norris Trust A of which John W. Norris, Jr. is a co-trustee;
     (b)321,750 shares held by the John W. Norris, Jr. Trust A of which John W. Norris, Jr. is a co-trustee;
     (c)663,135 shares held by the Megan E. Norris Trust A of which John W. Norris, Jr. is a co-trustee;
     (d)120,120 shares of the Robert W. Norris Irrevocable Descendants' Trust of which John W. Norris, Jr. is the trustee; and
     (e)204,600 shares subject to options.

 (2) Includes 126,720 shares of common stock subject to options.

 (3) Includes 117,150 shares subject to options.

 (4) Includes:
     (a)1,246,872 shares held by the Leo E. Anderson Trust of which David H. Anderson is the trustee;
     (b)199,881 shares held by the Kristin H. Anderson Trust of which David H. Anderson is a co-trustee;
     (c)2,711,280 shares held by the David H. Anderson Trust of which David H. Anderson is the trustee;
     (d)66,825 shares held by the Betty Oakes Trust of which David H. Anderson is the trustee;
     (e)87,780 shares held by David H. Anderson's child; and
     (f)117,150 shares subject to options.

 (5) Represents shares held by the David H. Anderson Trust.

 (6) Includes:
     (a)52,470 shares held by the 1996 Anderson GST Exempt Trust of which Richard W. Booth is the trustee;
     (b)2,029,731 shares held by trusts for the benefit of Richard W. Booth of which Richard W. Booth is a co-trustee;
     (c)2,036,364 shares held by trusts for the benefit of Anne Zink of which Richard W. Booth is a co-trustee; and
     (d)117,150 shares subject to options.

 (7) Includes:
     (a)2,029,731 shares held by trusts for the benefit of Richard W. Booth of which Thomas W. Booth is a co-trustee;
     (b)40,062 shares held by the Thomas W. Booth Trust of which Thomas W. Booth is the trustee;
     (c)71,181 shares held by Thomas W. Booth's children; and
     (d)2,475 shares subject to options.

 (8) Includes:
     (a)315,117 shares held by David V. Brown's children; and
     (b)117,150 shares subject to options.

 (9) Includes 117,150 shares subject to options.

(10) Includes 117,150 shares subject to options.

(11) Includes:
     (a)3,993 shares held by the Donald E. Miller Trust of which Donald E. Miller is a co-trustee; and
     (b)117,150 shares subject to options.

(12) Includes 117,150 shares subject to options.

(13) Includes 1,449,492 shares subject to options.

(14) John W. Norris, Jr., David H. Anderson, Richard W. Booth and David V. Brown are members of the board of directors of A.O.C. Corporation.

(15) From 1967 to May 1999, Mr. Norris was a director of Lennox. Share numbers include:
     (a)321,750 shares held by the Robert W. Norris Trust A of which Robert W. Norris is a co-trustee;
     (b)321,750 shares held by the John W. Norris, Jr. Trust A of which Robert
        W. Norris is a co-trustee;
     (c)1,181,169 shares held by the Robert W. Norris Revocable Trust of which Robert W. Norris is the trustee;
     (d)153,714 shares held by the Christina Marie Dammann 1991 Revocable Trust of which Robert W. Norris is the trustee;
     (e)196,812 shares held by the Stefan Robert Norris Revocable Trust of which Robert W. Norris is the trustee; and
     (f)181,302 shares held by the Nicholas W. Norris 1991 Revocable Trust of which Robert W. Norris is the trustee; and
     (g)127,050 shares subject to options.

(16) Represents 33,000 shares held by the Robert W. Norris Revocable Trust, 13,200 shares held by the Christina Marie Dammann 1991 Revocable Trust and 9,900 shares held by the Nicholas W. Norris 1991 Revocable Trust.

(17) Includes 2,036,364 shares held by trusts for the benefit of Anne Zink of which Frank E. Zink is a co-trustee.

(18) Includes:
     (a)2,029,731 shares held by trusts for the benefit of Richard W. Booth of which Phillip L. Zink is a co-trustee;
     (b)2,036,364 shares held by trusts for the benefit of Anne Zink of which Phillip L. Zink is a co-trustee; and
     (c)94,578 shares held by the Zink Family Grandchildren's Education Trust of which Phillip L. Zink is the trustee.

(19) Eileen F. Murphy and John P. Zink are spouses.

(20) Includes:
     (a)65,604 shares by the Zink Family Irrevocable Trust of which John P. Zink is the Trustee; and
     (b)22,400 shares held by John P. Zink's children.

(21) Represents shares held by the Zink Family Irrevocable Trust.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     John W. Norris, Jr., our Chairman and Chief Executive Officer, and David H. Anderson, Richard W. Booth and David V. Brown, each one of our directors, as well as some of our stockholders, are members of AOC Land Investment, LLC. AOC Land Investment, LLC owns 70% of AOC Development II, LLC. AOC Development II, LLC is building a new office building and we have agreed to lease part of it for use as our corporate headquarters. The lease will have a term of 25 years and the annual lease payments are expected to be approximately $2.1 million per year for the first five years. We believe that the terms of our lease with AOC Development II, LLC are at least as favorable as could be obtained from unaffiliated third parties.

     From time to time we have entered into stock disposition agreements which allowed our executives, directors and stockholders to borrow money and use our capital stock held by them as collateral. The stock disposition agreements provided that in the event of a default on the underlying loan, we would do one of several things, including registering the capital stock under the Securities Act of 1933 finding a buyer to purchase the stock or purchasing the stock ourself. There were never any defaults under these agreements. Currently, there are stock disposition agreements in existence covering 1,814,439 shares of common stock. We will not enter into these type of agreements following completion of the offering.

     These transactions were not the result of arms-length negotiations. Accordingly certain of the terms of these transactions may be more or less favorable to us than might have been obtained from unaffiliated third parties. We do not intend to enter into any future transactions in which our directors, executive officers or principal stockholders and their affiliates have a material interest unless such transactions are approved by a majority of the disinterested members of our board of directors and are on terms that are no less favorable to us than those that we could obtain from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 200,000,000 shares of common stock and 25,000,000 shares of preferred stock, par value $.01 per share. Of the 200,000,000 shares of common stock authorized, 8,500,000 are being offered in the offering, or 9,775,000 shares if the underwriters' over-allotment option is exercised in full, and 4,603,500 shares have been reserved for issuance under our 1998 incentive plan. See "Management -- 1998 Incentive Plan" for a description of the 1998 incentive plan. None of the preferred stock is outstanding.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, voting together as a single class, except as may be required by law and subject to any voting rights granted to holders of any preferred stock. However, the removal of a director from office, the approval and authorization of specified business combinations and amendments to specified provisions of our certificate of incorporation each require the approval of not less than 80% of the combined voting power of our outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. See "-- Certificate of Incorporation and Bylaw Provisions". The common stock does not have cumulative voting rights.

     Subject to the prior rights of the holders of any shares of our preferred stock, the holders of common stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by our board of directors. On our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

     The outstanding shares of common stock are legally issued, fully paid and nonassessable. The common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as authorized by our board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

PREFERRED STOCK

     As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series and may determine, for the series, the designations, powers, preferences and rights of such series, and the qualifications, limitations and restrictions of the series, including:

     - the designation of the series;

     - the consideration for which the shares of any such series are to be issued;

     - the rate or amount per annum, if any, at which holders of the shares of such series shall be entitled to receive dividends, the dates on which such dividends shall be payable, whether the dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall be cumulative;

     - the redemption rights and price or prices, if any, for shares of the series;

     - the amounts payable on and the preferences, if any, of shares of the series in the event of dissolution or upon distribution of our assets;

     - whether the shares of the series will be convertible into or exchangeable for other of our securities, and the price or prices or rate or rates at which conversion or exchange shall be exercised;

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     - the voting rights, if any, of the holders of shares of the series; and

     - such other preferences and rights, privileges and restrictions applicable to any such series as may be permitted by law.

     We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded.

     Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making, without first negotiating with our board of directors, an acquisition attempt through which such acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

BUSINESS COMBINATION STATUTE

     As a corporation organized under the laws of the State of Delaware, we will be subject to Section 203 of the Delaware General Corporation Law, which restricts specified business combinations between us and an "interested stockholder" or its affiliates or associates for a period of three years following the time that the stockholder becomes an "interested stockholder." In general, an "interested stockholder" is defined as a stockholder owning 15% or more of our outstanding voting stock. The restrictions do not apply if:

     - prior to an interested stockholder becoming such, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon completion of the transaction which resulted in any person becoming an interested stockholder, such interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by employee stock ownership plans and persons who are both directors and officers of Lennox; or

     - at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     Under some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Our certificate of incorporation does not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The summary below describes provisions of our certificate of incorporation and bylaws. The provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in such stockholder's best interest. Those provisions include:

     - restrictions on the rights of stockholders to remove directors;

     - prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting;

     - requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders; and

     - restrictions on business combination transactions with "related persons."

     CLASSIFIED BOARD OF DIRECTORS; REMOVAL; NUMBER OF DIRECTORS; FILLING VACANCIES

     Our certificate of incorporation and bylaws provide that the board of directors shall be divided into three classes, designated Class I, Class II and Class III, with the classes to be as nearly equal in number as possible. The term of office of each class shall expire at the third annual meeting of stockholders for the election of directors following the election of such class. See "Management -- Information Regarding the Board of Directors and Committees" for a discussion of the directors in each class. Each director is to hold office until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.

     Our bylaws provide that the number of directors will be fixed from time to time by to a resolution adopted by the board of directors; provided that the number so fixed shall not be more than 15 nor less than three directors. Our bylaws also provide that any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the bylaws, our board of directors could prevent any stockholder from enlarging the board of directors and filling the new directorships with such stockholder's own nominees. Moreover, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of our voting stock at a special meeting of stockholders called expressly for that purpose.

     The classification of directors could have the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, are generally required to effect a change in a majority of the board of directors. Such a delay may help ensure that our directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to us and our stockholders and whether or not a majority of our stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our stockholders. The classification of the board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of the board of directors, the classification of the board of directors could tend to reduce the likelihood of fluctuations in the market price of the common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of opportunities to sell their shares of common stock at a higher market price than might otherwise be the case.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Our certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting. Special meetings of stockholders can be called only by our board of directors by a resolution adopted by a majority of the board of directors, or by the chairman of the board, vice chairman or the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting under the notice of meeting given by us.

     The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent and permitting special meetings to be called only by the chairman, vice chairman or president, or at the request of a majority of the board or directors, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of our voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the chairman, vice chairman or president, or a majority of the board of directors, by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.

     ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders.

     The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice containing specified information to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board of directors, or in the absence of the chairman of the board, the president, or by a stockholder who has given timely written notice containing specified information to our secretary of such stockholder's intention to bring such business before such meeting. Under the stockholder notice procedure, for notice of stockholder nominations or proposals to be made at an annual meeting to be timely, such notice must be received by us not less than 60 days nor more than 90 days in advance of such meeting. For notice of stockholder nominations or proposals to be made at a special meeting of stockholders to be timely, such notice must be received by us not later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. However, in the event that less than 70 days notice or prior public disclosure of the date of the meeting of stockholders is given or made to the stockholders, to be timely, notice of a nomination or proposal delivered by the stockholder must be received by our secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting of stockholders was mailed or such public disclosure was made to the stockholders. If the board of directors or, alternatively, the presiding officer at a meeting, in the case of a stockholder proposal, or the chairman of the meeting, in the case of a stockholder nomination to the board of directors, determines at or prior to the meeting that business was not brought before the meeting or a person was not nominated in accordance with the stockholder notice procedure, such business will not be conducted at such meeting, or such person will not be eligible for election as a director, as the case may be.

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure will afford our board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent considered necessary or desirable by the board of directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent considered necessary or desirable by the board of directors, will provide the board of directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board of directors' position regarding action to be taken regarding such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although our bylaws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

     FAIR PRICE PROVISION

     Our certificate of incorporation contains a "fair price" provision that applies to specified business combination transactions involving any person, entity or group that beneficially owns at least 10% of our aggregate voting stock -- such person, entity or group is sometimes referred to as a "related person". This provision requires the affirmative vote of the holders of not less than 80% of our voting stock to approve specified transactions between a related person and us or our subsidiaries, including:

     - any merger, consolidation or share exchange;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets, or the assets of any of our subsidiaries having a fair market value of more than 10% of our total consolidated assets, or assets representing more than 10% of our earning power and our subsidiaries taken as a whole, which is referred to as a "substantial part";

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with us or any of our subsidiaries of all or a substantial part of the assets of a related person;

     - the issuance or transfer of any of our securities or any of our subsidiaries by us or any of our subsidiaries to a related person;

     - any reclassification of securities, recapitalization, or any other transaction involving us or any of our subsidiaries that would have the effect of increasing the voting power of a related person;

     - the adoption of a plan or proposal for our liquidation or dissolution proposed by or on behalf of a related person;

     - the acquisition by or on behalf of a related person of shares constituting a majority of our voting power; and

     - the entering into of any agreement, contract or other arrangement providing for any of the transactions described above.

     This voting requirement will not apply to certain transactions, including:

          (a) any transaction approved by a two-thirds vote of the continuing directors; or

          (b) any transaction in which:

             (1) the consideration to be received by the holders of common stock, other than the related person involved in the business combination, is not less in amount than the highest per share price paid by the related person in acquiring any of its holdings of common stock; and

             (2) if necessary, a proxy statement complying with the requirements of the Securities Exchange Act of 1934 shall have been mailed at least 30 days prior to any vote on such business combination to all of our stockholders for the purpose of soliciting stockholder approval of such business combination.

     This provision could have the effect of delaying or preventing a change in control of us in a transaction or series of transactions that did not satisfy the "fair price" criteria.

     LIABILITY OF DIRECTORS; INDEMNIFICATION

     Our certificate of incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for paying a dividend or approving a stock repurchase in violation of
       Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment or repeal of such provision shall not adversely affect any right or protection of a director existing under such provision for any act or omission occurring prior to such amendment or repeal.

     Our bylaws provide that each person who at any time serves or served as one of our directors or officers, or any person who, while one of our directors or officers, is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be entitled to indemnification and the advancement of expenses from us, and to the fullest extent, permitted by Section 145 of the Delaware General Corporation Law or any successor statutory provision. We will indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding because he or she is or was one of our directors or officers, or is or was serving at our request as a director or officer of another corporation, partnership or other enterprise. However, as provided in Section 145, this indemnification will only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests.

     AMENDMENTS

     Our certificate of incorporation provides that we reserve the right to amend, alter, change, or repeal any provision contained in our certificate of incorporation, and all rights conferred to stockholders are granted subject to such reservation. The affirmative vote of holders of not less than 80% of our voting stock, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal specified provisions of our certificate of incorporation, including those provisions discussed in this section. In addition, the 80% vote described in the prior sentence shall not be required for any alteration, amendment, adoption of inconsistent provision or repeal of the "fair price" provision discussed under "-- Fair Price Provision" above which is recommended to the stockholders by two-thirds of the continuing directors of Lennox and such alteration, amendment, adoption of inconsistent provision or repeal shall require the vote, if any, required under the applicable provisions of the Delaware General Corporation Law and our certificate of incorporation. In addition, our certificate of incorporation provides that stockholders may only adopt, amend or repeal our bylaws by the affirmative vote of holders of not less than 80% of our voting stock, voting together as a single class. Our bylaws may be amended by our board of directors.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     Our certificate of incorporation authorizes the board of directors to create and issue rights, warrants and options entitling the holders of them to purchase from us shares of any class or classes of our capital stock or other securities or property upon such terms and conditions as the board of directors may deem advisable.

LISTING

     Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "LII," subject to official notice of issuance.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices.

     Upon completion of the offering, we will have 44,660,740 shares of common stock issued and outstanding, or 45,935,740 shares if the underwriters' over-allotment option is exercised in full. Of these shares, the 8,500,000 shares of common stock to be sold in the offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, except that shares purchased by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act of 1933, will be subject to the resale limitations of Rule 144. The remaining 36,160,740 shares of common stock outstanding will be "restricted securities" as that term is defined by Rule 144.

     In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed after the later of the date on which "restricted" shares were acquired from us or the date on which they were acquired from an "affiliate," then the holder of these shares, including an affiliate, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

     - one percent of the then outstanding shares of the common stock; or

     - the average weekly reported volume of trading of the common stock during the four calendar weeks preceding such sale.

     Sales under Rule 144 are also subject to requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning Lennox. Affiliates may sell shares not constituting "restricted" shares in accordance with the above volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which "restricted" shares were acquired from us and the date on which they were acquired from an affiliate, a holder of such shares who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. This description of Rule 144 is not intended to be a complete description thereof.

     Sales of significant amounts of the common stock, or the perception that such sales could occur, could have an adverse impact on the market price of the common stock. We, our directors and executive officers, the selling stockholders and a number of other stockholders have agreed, subject to certain exceptions, not to sell any common stock for a period of 180 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters" for a discussion of these prohibitions.

         MATERIAL FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

     The following is a summary of the material U.S. federal income and estate tax consequences expected to result under current law from the purchase, ownership and taxable disposition of common stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is defined as a person or entity other than:

          (a) a citizen or resident of the U.S.;

          (b) a corporation, partnership or other entity created or organized in or under the laws of the U.S. or of any state thereof;

          (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

          (d) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     This summary deals only with purchasers of common stock who hold common stock as capital assets and does not address all of the U.S. federal income and estate tax considerations that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, regulated investment companies, common trust funds, or persons that hold common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction. Furthermore, this summary does not discuss any aspects of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of common stock is advised to consult its tax advisor with respect to the tax consequences of acquiring, holding and disposing of common stock.

     DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or a lower rate that is specified by an applicable income tax treaty. However, if dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. they may be taxed at ordinary U.S. federal income tax rates and will not be subject to the withholding tax described above. In order for this treatment to apply, the Non-U.S. Holder must provide the dividend payor with proper documentation, consisting generally of I.R.S. Form 4224 and, if an income tax treaty is applicable, must maintain a U.S. permanent establishment to which the dividends are attributable. If the Non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% or a lower rate that is specified by an applicable treaty of the Non-U.S. corporation's "effectively connected earnings and profits," subject to certain adjustments.

     SALE OR DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of any gain recognized on the sale or other taxable disposition of common stock unless:

     - the gain is effectively connected with a trade or business of the Non-U.S. Holder in the U.S.;

     - in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, the holder is present in the U.S. for 183 or more days in the taxable year of the disposition and either (a) the individual has a "tax home" for U.S. federal income tax purposes in the U.S. or (b) the gain is attributable to an office or other fixed place of business maintained by the individual in the U.S.;

     - the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain U.S. expatriates; or

     - Lennox is or has been during certain periods preceding the disposition a U.S. real property holding corporation and either (a) the common stock ceases to be "regularly traded on an established securities market" for U.S. federal income tax purposes or (b) the Non-U.S. Holder has held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5 percent of all of Lennox's outstanding common stock. Lennox is not, and does not anticipate becoming, a U.S. real property holding corporation.

     BACKUP WITHHOLDING AND INFORMATION REPORTING

     Lennox must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.

     U.S. backup withholding is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements. Generally it will not apply to dividends paid to Non-U.S. Holders if such dividends are subject to the 30% or lower treaty rate withholding discussed above. In the case of dividends which are not described in the preceding sentence, backup withholding would still not apply (a) under current law, if such dividends are paid before January 1, 2001 to a Non-U.S. Holder at an address outside the U.S. or (b) under recently promulgated final U.S. Treasury regulations which are to become effective as of January 1, 2001, if certain certification procedures or documentation requirements are satisfied.

     Upon the sale or other taxable disposition of common stock by a Non-U.S. Holder to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31 percent and report the sale to the IRS, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of common stock by a Non-U.S. Holder to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the U.S., the broker must report the sale to the IRS unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption, but, prior to January 1, 2001, the broker need not withhold. A sale or other taxable disposition of common stock by a Non-U.S. Holder to or through the foreign office of a foreign broker that does not have certain types of relationships to the U.S. is generally not subject to either information reporting or backup withholding.

     Backup withholding is not an additional U.S. federal income tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-U.S. Holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

     FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is not a citizen or resident for U.S. federal estate tax purposes of the U.S. at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Warburg Dillon Read LLC are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited and UBS AG, acting through its division Warburg Dillon Read, are acting as international representatives, have severally agreed to purchase, and Lennox and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

                                                               NUMBER OF
                            NAME                                SHARES
                            ----                               ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................   1,858,334
  Credit Suisse First Boston Corporation....................   1,858,333
  Warburg Dillon Read LLC, a subsidiary of UBS AG...........   1,858,333
  Robert W. Baird & Co. Incorporated........................      75,000
  Chase Securities Inc......................................     125,000
  A.G. Edwards & Sons, Inc..................................     125,000
  First Union Capital Markets...............................      75,000
  Janney Montgomery Scott Inc...............................      75,000
  Edward D. Jones & Co., L.P................................     125,000
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........     125,000
  Morgan Keegan & Company, Inc..............................      75,000
  Parker/Hunter Incorporated................................      75,000
  Raymond James & Associates, Inc...........................      75,000
  Schroder & Co. Inc........................................     125,000
  Scotia Capital Markets (USA) Inc..........................      75,000
  Wachovia Securities, Inc..................................      75,000
                                                               ---------
          Subtotal..........................................   6,800,000
                                                               ---------
International Underwriters:
  Morgan Stanley & Co. International Limited................     566,668
  Credit Suisse First Boston (Europe) Limited...............     566,666
  UBS AG, acting through its division Warburg Dillon Read...     566,666
                                                               ---------
          Subtotal..........................................   1,700,000
                                                               ---------
          Total.............................................   8,500,000
                                                               =========

     The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives", respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the U.S. underwriters' over-allotment option described below, if any such shares are taken.

     In the agreement between U.S. and international underwriters, each U.S. underwriter has represented and agreed that:

     - it is not purchasing any shares for the account of anyone other than a U.S. or Canadian person; and

     - it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the U.S. or Canada or to anyone other than a U.S. or Canadian person.

     In the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that:

     - it is not purchasing any shares for the account of any U.S. or Canadian person; and

     - it has not offered or sold, and will not offer or sell, any shares or distribute any prospectus relating to the shares in the U.S. or Canada or to any U.S. or Canadian person.

     For any underwriter that is both a U.S. underwriter and an international underwriter, the representations and agreements made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The limitations described above do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. and international underwriters. As used in this section, "U.S. or Canadian person" means any national or resident of the U.S. or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the U.S. or Canada, or of any political subdivision of the U.S. or Canada (other than a branch located outside the U.S. and Canada of any U.S. or Canadian person). U.S. or Canadian person includes any U.S. or Canadian branch of a person who is otherwise not a U.S. or Canadian person.

     In the agreement between U.S. and international underwriters, sales may be made between U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold by the underwriters shall be the public offering price listed on the cover page of this prospectus, in U.S. dollars, less an amount not greater than the per share amount of the concession to dealers described below.

     In the agreement between U.S. and international underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws of Canada. Each U.S. underwriter has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating that, by purchasing such shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each dealer will deliver to any other dealer to whom it sells any of the shares a notice containing substantially the same Canadian restrictions.

     In the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that:

     - it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

     - it has and will distribute any document relating to the shares in the United Kingdom only to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     In the agreement between U.S. and international underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell in Japan or to or for the account of any resident of Japan, any of the shares. This limitation does not apply to offers or sales to Japanese international underwriters or dealers and to offers and sales pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing the shares, the dealer agrees that any offer or sales of shares in Japan will be made only to Japanese international underwriters or dealers or under an exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each dealer will send to any other dealer to whom it sells any shares a notice containing substantially the same Japanese selling restrictions.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.76 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     Lennox has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,275,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public would be $183,281,250, the total underwriters' discounts and commissions would be $12,365,375 and total proceeds to Lennox would be $163,720,623.

     At the request of Lennox, the underwriters have reserved for sale, at the initial public offering price, approximately 845,000 shares for directors, officers, employees, business associates and related persons of Lennox. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered under this prospectus.

     The underwriters have informed Lennox that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "LII," subject to official notice of issuance.

     Each of Lennox and the directors, executive officers, the selling stockholders and certain other stockholders of Lennox has agreed that, without the prior written consent of Morgan Stanley & Co.

Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. However, any such person or entity may make a bona fide gift of shares during the restricted period if the person or entity delivers to Morgan Stanley & Co. Incorporated an agreement substantially similar to the above executed by the donee.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters;

     - transactions by any person other than Lennox relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

     - the issuance or sale of shares of common stock pursuant to Lennox stock option plans existing on the date of completion of the offering;

     - the granting by Lennox of stock options and/or performance share awards pursuant to Lennox's existing employee benefit plans; or

     - the issuance of up to 5.4 million shares of common stock in connection with acquisitions.

In the event that consent to a waiver of these restrictions is requested by Lennox or any such person, Morgan Stanley & Co. Incorporated will consider the specific facts and circumstances of the request in deciding whether to grant its consent.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Lennox, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

     An affiliate of Credit Suisse First Boston Corporation was a participant bank in Lennox's revolving credit facility which expired in June 1998. Such affiliate currently has issued approximately $20 million in letters of credit on behalf of Lennox, all but $1 million of which expired in December 1998. Such affiliate has received customary banking fees for such services. Certain affiliates of Chase Securities Inc. and Wachovia Securities, Inc. have acted as agents in existing and prior Lennox credit arrangements and otherwise have engaged in various general financing and banking transactions with Lennox and its affiliates, for which services they received customary banking fees. In addition, Chase Securities Inc., Wachovia Securities, Inc., certain of their affiliates and an affiliate of Scotia Capital Markets (USA) Inc. have agreed to act as agents or arrangers in the new Lennox credit facility that will take effect upon completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Warburg Dillon Read LLC has provided certain investment banking services and has acted as placement agent for Lennox's private placements of debt securities in 1993 and 1998, for which services they received customary fees in connection therewith.

     PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between Lennox and the U.S. representatives. Among the factors considered in determining the initial public offering price were the future prospects of Lennox and its industry in general, sales, earnings and certain other financial operating information of Lennox in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Lennox.

     We intend to use the net proceeds of the offering to repay a portion of the borrowings under our revolving credit facility and term credit agreement. Chase Bank of Texas, National Association and Wachovia Bank, N.A. will each receive an amount greater than 10% of the net proceeds of the offering. Chase Bank of Texas, National Association is an affiliate of Chase Securities Inc. which is a member of the National Association of Securities Dealers. Wachovia Bank, N.A. is an affiliate of Wachovia Securities, Inc., which is also a member of the National Association of Securities Dealers. Because more than 10% of the net proceeds of the offering is being paid to affiliates of underwriters, the offering is being made pursuant to Rule 2710(c)(8) and Rule 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers. In accordance with that Rule, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" that meets the standards outlined in the rule. Morgan Stanley & Co. Incorporated will serve as a qualified independent underwriter and will recommend a price for the common stock. In connection with our offering of common stock, Morgan Stanley & Co. Incorporated, in its role as qualified independent underwriter, has performed due diligence and investigations and reviewed and participated in the preparation of this prospectus and the registration statement.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Baker & Botts, L.L.P., Dallas, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     Our financial statements and schedule as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report which is included in this prospectus, and are included in this prospectus in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933 for the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules of the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Lennox and the common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that is required to be summarized or outlined in the prospectus are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including its exhibits and schedules, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including its exhibits and schedules.

     As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations under such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
INTERIM FINANCIAL STATEMENTS OF LENNOX INTERNATIONAL INC.
  (unaudited)
  Consolidated Balance Sheets as of December 31, 1998 and
     March 31, 1999.........................................    F-2
  Consolidated Statements of Income for the Three Months
     Ended March 31, 1998 and 1999..........................    F-3
  Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 1998
     and 1999...............................................    F-4
  Notes to Consolidated Financial Statements -- Three Months
     Ended March 31, 1998
     and 1999...............................................    F-5
ANNUAL FINANCIAL STATEMENTS OF LENNOX INTERNATIONAL INC.
  Report of Independent Public Accountants..................   F-10
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................   F-11
  Consolidated Statements of Income for the Years Ended
     December 31, 1996, 1997 and 1998.......................   F-12
  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1996, 1997 and 1998...........   F-13
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1997 and 1998.......................   F-14
  Notes to Consolidated Financial Statements................   F-15

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 1998 AND MARCH 31, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,       MARCH 31,
                                                                  1998             1999
                                                              ------------      -----------
                                                                                (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   28,389       $   30,262
  Accounts and notes receivable, net........................      318,858          374,574
  Inventories...............................................      274,679          323,962
  Deferred income taxes.....................................       37,426           36,953
  Other assets..............................................       36,183           31,454
                                                               ----------       ----------
          Total current assets..............................      695,535          797,205
INVESTMENTS IN JOINT VENTURES...............................       17,261           12,848
PROPERTY, PLANT, AND EQUIPMENT, net.........................      255,125          265,903
GOODWILL, net...............................................      155,290          186,630
OTHER ASSETS................................................       29,741           29,948
                                                               ----------       ----------
          TOTAL ASSETS......................................   $1,152,952       $1,292,534
                                                               ==========       ==========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt...........................................   $   56,070       $  189,766
  Current maturities of long-term debt......................       18,778           26,660
  Accounts payable..........................................      149,824          175,308
  Accrued expenses..........................................      207,040          188,473
  Income taxes payable......................................          534            1,719
                                                               ----------       ----------
          Total current liabilities.........................      432,246          581,926
LONG-TERM DEBT..............................................      242,593          233,495
DEFERRED INCOME TAXES.......................................       11,628           12,179
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS................       16,511           16,706
OTHER LIABILITIES...........................................       60,845           61,318
                                                               ----------       ----------
          Total liabilities.................................      763,823          905,624
                                                               ----------       ----------
MINORITY INTEREST...........................................       12,689           12,591
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 25,000,000 shares
     authorized, no shares issued or outstanding............           --               --
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 35,546,940 shares and 35,561,757 shares
     issued and outstanding for 1998 and 1999,
     respectively...........................................          355              356
  Additional paid-in capital................................       32,889           33,086
  Retained earnings.........................................      350,851          354,444
  Currency translation adjustments..........................       (7,655)         (13,567)
                                                               ----------       ----------
          Total stockholders' equity........................      376,440          374,319
                                                               ----------       ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........   $1,152,952       $1,292,534
                                                               ==========       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    FOR THE
                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
NET SALES...................................................  $379,646   $489,059
COST OF GOODS SOLD..........................................   261,802    337,481
                                                              --------   --------
          Gross profit......................................   117,844    151,578
OPERATING EXPENSES:
  Selling, general and administrative.......................    97,255    129,268
  Other operating expense, net..............................     2,612      2,518
                                                              --------   --------
          Income from operations............................    17,977     19,792
INTEREST EXPENSE, net.......................................     2,620      6,558
OTHER.......................................................  230.....       (211)
MINORITY INTEREST...........................................      (502)      (516)
                                                              --------   --------
          Income before income taxes........................    15,629     13,961
PROVISION FOR INCOME TAXES..................................     7,323      7,331
                                                              --------   --------
          Net income........................................  $  8,306   $  6,630
                                                              ========   ========
EARNINGS PER SHARE:
  Basic.....................................................  $   0.24   $   0.19
  Diluted...................................................  $   0.24   $   0.18

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999
                           (UNAUDITED, IN THOUSANDS)

                                                                    FOR THE
                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  8,306   $  6,630
    Adjustments to reconcile net income to net cash used in
     operating activities --
      Minority interest.....................................      (502)      (516)
      Joint venture losses..................................     1,158      1,088
      Depreciation and amortization.........................     9,787     13,502
      Loss on disposal of equipment.........................        27         18
      Other.................................................     6,457      1,969
    Changes in assets and liabilities, net of effects of
     acquisitions --
      Accounts and notes receivable.........................   (11,272)   (45,900)
      Inventories...........................................   (37,466)   (38,763)
      Other current assets..................................     1,706     (2,660)
      Accounts payable......................................    30,385     22,004
      Accrued expenses......................................   (35,136)   (16,540)
      Deferred income taxes.................................      (718)     1,145
      Income taxes payable and receivable...................     5,281      7,048
      Long-term warranty, deferred income and other
       liabilities..........................................    (9,702)    (6,269)
                                                              --------   --------
         Net cash used in operating activities..............   (31,689)   (57,244)
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposal of property, plant and
    equipment...............................................         8         35
  Purchases of property, plant and equipment................   (12,316)   (20,050)
  Acquisitions, net of cash acquired........................    (1,360)   (51,145)
                                                              --------   --------
         Net cash used in investing activities..............   (13,668)   (71,160)
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings.....................................     2,575    134,536
  Repayments of long-term debt..............................    (4,723)      (701)
  Long-term borrowings......................................    75,000         --
  Sales of common stock.....................................       932        249
  Repurchases of common stock...............................    (2,050)      (131)
  Cash dividends paid.......................................    (2,569)    (3,038)
                                                              --------   --------
         Net cash provided by financing activities..........    69,165    130,915
                                                              --------   --------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    23,808      2,511
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS.......        14       (638)
CASH AND CASH EQUIVALENTS, beginning of period..............   147,802     28,389
                                                              --------   --------
CASH AND CASH EQUIVALENTS, end of period....................  $171,624   $ 30,262
                                                              ========   ========
Supplementary disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................  $  2,238   $  2,487
                                                              ========   ========
    Income taxes............................................  $  2,760   $     38
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           LENNOX INTERNATIONAL INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   THREE MONTHS ENDED MARCH 31, 1998 AND 1999
                                  (UNAUDITED)

1. BASIS OF PRESENTATION AND OTHER ACCOUNTING INFORMATION:

     The accompanying unaudited consolidated balance sheet as of March 31, 1999, and the consolidated statements of income and cash flows for the three months ended March 31, 1998 and 1999 should be read in conjunction with Lennox International Inc.'s (the "Company") consolidated financial statements and accompanying footnotes as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included elsewhere herein. In the opinion of management, the accompanying consolidated financial statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations, and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to applicable rules and regulations, although the Company believes that the disclosures herein are adequate to make the information presented not misleading. The operating results for the interim periods are not necessarily indicative of the results to be expected for a full year.

     The Company's fiscal year ends on December 31 of each year, and the Company's fiscal quarters are each comprised of 13 weeks. For convenience, throughout these financial statements, the 13 weeks comprising each three month period are denoted by the last day of the respective calendar quarter.

2. PRODUCT INSPECTION CHARGE:

     During 1997, the Company recorded a pre-tax charge of $140.0 million to provide for projected expenses of the product inspection program related to its Pulse furnace. The Company has offered the owners of all Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection includes a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger does not pass the test, the Company will either replace the heat exchanger or offer a new furnace and subsidize the labor costs for installation. The cost required for the program depends on the number of furnaces located, the percentage of those located that do not pass the pressure test, and the replacement option chosen by the homeowner.

     As of March 31, 1999, the Company had incurred approximately $126.4 million in costs related to the product inspection program. Consequently, there is a current liability of $13.6 million recorded on the accompanying consolidated balance sheet as of March 31, 1999 to accrue for the estimated remaining costs of the program. The product inspection program ends in June 1999 and the Company believes its current liability of $13.6 million is adequate to cover the remaining costs of the program.

3. REPORTABLE BUSINESS SEGMENTS:

     As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, which requires disclosure of business segment data in accordance with the "management approach." The management approach is based on the way segments are organized within the Company for

                           LENNOX INTERNATIONAL INC.

making operating decisions and assessing performance. The Company's business operations are organized within the following four reportable business segments as follows (in thousands):

                                                          FOR THE THREE MONTHS
                                                             ENDED MARCH 31,
                                                          ---------------------
NET SALES                                                   1998        1999
---------                                                 ---------   ---------
North American residential..............................  $203,646    $284,924
Commercial air conditioning.............................    81,800      92,468
Commercial refrigeration................................    47,900      61,598
Heat transfer(1)........................................    46,300      50,069
                                                          --------    --------
                                                          $379,646    $489,059
                                                          ========    ========

---------------

(1) The Heat Transfer segment had intersegment sales of $6,662 and $6,587 in 1998 and 1999, respectively.

                                                            FOR THE THREE MONTHS
                                                               ENDED MARCH 31,
                                                            ---------------------
INCOME (LOSS) FROM OPERATIONS                                 1998        1999
-----------------------------                               ---------   ---------
North American residential................................   $20,900     $24,589
Commercial air conditioning...............................    (3,400)     (1,934)
Commercial refrigeration..................................     4,100       2,306
Heat transfer.............................................     3,400       3,239
Corporate and other.......................................    (7,023)     (8,408)
                                                             -------     -------
                                                             $17,977     $19,792
                                                             =======     =======

                                                AS OF DECEMBER 31,   AS OF MARCH 31,
IDENTIFIABLE ASSETS                                    1998               1999
-------------------                             ------------------   ---------------
North American residential....................      $  528,660         $  625,411
Commercial air conditioning...................         198,982            218,521
Commercial refrigeration......................         194,601            198,755
Heat transfer.................................          88,633            102,875
Corporate and other...........................         142,076            146,972
                                                    ----------         ----------
                                                    $1,152,952         $1,292,534
                                                    ==========         ==========

4. INVENTORIES:

     Components of inventories are as follows (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                           1998          1999
                                                       ------------    ---------
Finished goods.......................................    $177,490      $226,258
Repair parts.........................................      31,674        31,093
Work in process......................................      15,574        17,431
Raw materials........................................     102,876        97,747
                                                         --------      --------
                                                          327,614       372,529
Reduction for last-in, first-out.....................      52,935        48,567
                                                         --------      --------
                                                         $274,679      $323,962
                                                         ========      ========

                           LENNOX INTERNATIONAL INC.

5. LONG-TERM DEBT AND LINES OF CREDIT:

     Long-term debt consists of the following (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                           1998          1999
                                                       ------------    ---------
6.73% promissory notes, payable $11,111 annually 2000
  through 2008.......................................    $100,000      $100,000
9.69% promissory notes, payable $4,900 annually 1998
  through 2002 and $5,000 in 2003....................      24,600        24,600
5.75% promissory note, payable in 1999...............         951           876
5.84% promissory note, payable in 2000...............       2,275         2,113
4.80% promissory note, payable annually through
  2004...............................................       1,119         1,031
6.50% promissory note, payable annually 1999 through
  2005...............................................       1,382         1,259
5.50% promissory note, payable annually through
  2004...............................................         639           582
6.50% promissory note, payable annually through
  2003...............................................         371           341
9.53% promissory notes, payable $10,000 in 1999,
  $8,000 in 2000, and $3,000 in 2001.................      21,000        21,000
7.06% promissory note, payable $10,000 annually in
  2004 and 2005......................................      20,000        20,000
6.56% promissory note, payable in 2005...............      25,000        25,000
6.75% promissory note, payable in 2008...............      50,000        50,000
11.10% mortgage note, payable semiannually through
  2000...............................................       7,547         7,135
Texas Housing Opportunity Fund, Ltd. note, payable
  in 1999............................................         109            --
Capitalized lease obligations and other..............       6,378         6,218
                                                         --------      --------
                                                          261,371       260,155
Less current maturities..............................      18,778        26,660
                                                         --------      --------
                                                         $242,593      $233,495
                                                         ========      ========

     On March 16, 1999, the Company entered into a short-term loan agreement with a bank pursuant to which the Company may borrow up to $115 million. On March 31, 1999, the Company borrowed $40 million at LIBOR plus 1% (6.0%). The Company is required to use the net proceeds from the initial public offering to repay any amounts outstanding under the term loan agreement. The short-term loan agreement expires upon the earlier of the completion of the Company's initial public offering or December 31, 1999.

     The Company has bank lines of credit and short-term loans aggregating $279 million, of which $190 million was outstanding at March 31, 1999. The unsecured promissory note agreements and lines of credit provide for restrictions with respect to additional borrowings, maintenance of minimum working capital and payment of dividends.

6. EARNINGS PER SHARE:

     Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares and the number of equivalent shares assumed

                           LENNOX INTERNATIONAL INC.

outstanding, if dilutive, under the Company's stock-based compensation plans. Diluted earnings per share are computed as follows (in thousands, except per share amounts):

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                           ------------------
                                                            1998       1999
                                                           -------    -------
Net income...............................................  $ 8,306    $ 6,630
                                                           =======    =======
Weighted average shares outstanding......................   34,452     35,541
Effect of assumed exercise of options....................      660        825
                                                           -------    -------
  Weighted average shares outstanding, as adjusted.......   35,112     36,366
                                                           =======    =======
Diluted earnings per share...............................  $  0.24    $  0.18
                                                           =======    =======

7. INVESTMENTS IN SUBSIDIARIES:

     SECURITY CHIMNEY

     In January 1999, the Company acquired the outstanding stock of Security Chimney International LTD, a Canadian company engaged in the manufacture and sale of sheet metal products for the hearth products industry and also wood burning stoves. The purchase price of $13.0 million was paid in cash has been allocated to the acquired assets and liabilities based upon fair market value with $3.5 million allocated to goodwill. The goodwill will be amortized over 40 years. The acquisition was accounted for in accordance with the purchase method of accounting. The results of operations have been fully consolidated with those of the Company since the date of acquisition.

     CANADIAN DEALERS

     During the first quarter of 1999, the Company acquired the outstanding stock of 22 dealers (the "Dealers") in Canada that had been independent retail outlets of the Company's products. The aggregate purchase price of the Dealers was $34.1 million in cash. These acquisitions were accounted for in accordance with the purchase method of accounting. The purchase price of each Dealer has been allocated to the assets and liabilities of the Dealers based upon fair market value, and the excess of $24.8 million has been allocated to goodwill, which is being amortized over 40 years. The results of operations for the Dealers have been fully consolidated with those of the Company since the dates of acquisition.

     HART-GREER

     During January of 1999, the Company acquired the assets of Hart-Greer Ltd., Inc. which had been an independent distributor of the Company's products. The purchase price of $4.9 million in cash has been allocated to the assets and liabilities based upon fair market value, and there was no goodwill recorded in conjunction with the acquisition. This acquisition was accounted for in accordance with the purchase method of accounting. The results of operations have been fully consolidated with those of the Company since the date of acquisition.

                           LENNOX INTERNATIONAL INC.

     The following table presents the pro forma results as if the above companies had been acquired on January 1, 1998 (in thousands, except per share data):

                                                   FOR THE THREE MONTHS ENDED
                                                           MARCH 31,
                                                   --------------------------
                                                     1998              1999
                                                   --------          --------
Net sales........................................  $416,346          $493,259
Net income.......................................    10,306             6,730
Basic earnings per share.........................      0.30              0.19
Diluted earnings per share.......................      0.29              0.19

8. SUBSEQUENT EVENTS:

     The Company experienced a work stoppage at the Bellevue, Ohio factory for three weeks in May 1999. This factory manufactures the Company's "Armstrong Air" brand of residential heating and air conditioning products for the North American market. On May 20, 1999, the union at the Bellevue, Ohio factory ratified a new collective bargaining agreement that expires April 2002, and this factory resumed full production within two business days.

     Subsequent to March 31, 1999, the Company acquired Livernois Engineering Holding Company and its licensed patents for approximately $21 million. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries.

     Between April 1, 1999, and July 2, 1999, the Company had acquired 14 dealers in Canada and two dealers in the U.S. for an aggregate purchase price of approximately $17 million in cash. The Company also signed letters of intent to acquire nine additional Canadian dealers and 11 U.S. dealers for an aggregate purchase price of approximately $79 million.

     The Company has entered into an agreement to buy the remaining 30% interest in Ets. Brancher for 102.5 million French francs (approximately $17 million) on March 31, 2000.

     In June 1999, the Company acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, for approximately $67 million.

     In July 1999, the Company declared a 33-for-one common stock split. Accordingly, all information related to the number of shares of the Company's common stock and options has been adjusted to reflect the stock split.

     In July 1999, the Company entered into a new $300 million revolving credit facility with a syndicate of banks. It is a requirement that the Company receive not less than $140 million in net proceeds from an initial public offering of common stock before the new revolving credit facility will go into effect. Borrowings under this new credit facility will bear interest, at the Company's option, at a rate equal to either (a) the greater of the administrative agent's prime rate or the federal funds rate plus 0.5% or (b) the London Interbank Offered Rate plus a margin equal to 0.5% to 1.125%. Additionally, the Company is obligated to pay a commitment fee equal to 0.15% to 0.30% of the unused commitment. The new credit facility will have a term of 5 years.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Lennox International Inc.:

     We have audited the accompanying consolidated balance sheets of Lennox International Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lennox International Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
February 18, 1999

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                1997        1998
                                                              --------   ----------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $147,802   $   28,389
  Accounts and notes receivable, net........................   273,229      318,858
  Inventories...............................................   183,077      274,679
  Deferred income taxes.....................................    51,137       37,426
  Other assets..............................................    15,260       36,183
                                                              --------   ----------
          Total current assets..............................   670,505      695,535
INVESTMENTS IN JOINT VENTURES...............................    14,803       17,261
PROPERTY, PLANT, AND EQUIPMENT, net.........................   215,333      255,125
GOODWILL, net...............................................    42,620      155,290
OTHER ASSETS................................................    27,631       29,741
                                                              --------   ----------
          TOTAL ASSETS......................................  $970,892   $1,152,952
                                                              ========   ==========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................  $  6,021   $   56,070
  Current maturities of long-term debt......................     8,926       18,778
  Accounts payable..........................................   104,679      149,824
  Accrued expenses..........................................   210,668      207,040
  Income taxes payable......................................     4,320          534
                                                              --------   ----------
          Total current liabilities.........................   334,614      432,246
LONG-TERM DEBT..............................................   183,583      242,593
DEFERRED INCOME TAXES.......................................     2,690       11,628
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS................    17,288       16,511
OTHER LIABILITIES...........................................    92,471       60,845
                                                              --------   ----------
          Total liabilities.................................   630,646      763,823
                                                              --------   ----------
MINORITY INTEREST...........................................    14,768       12,689
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 25,000,000 shares
     authorized, no shares issued or outstanding............        --           --
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 34,407,384 shares and 35,546,940 shares
     issued and outstanding for 1997 and 1998,
     respectively...........................................       344          355
  Additional paid-in capital................................    19,260       32,889
  Retained earnings.........................................   309,610      350,851
  Currency translation adjustments..........................    (3,736)      (7,655)
                                                              --------   ----------
          Total stockholders' equity........................   325,478      376,440
                                                              --------   ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $970,892   $1,152,952
                                                              ========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1996         1997         1998
                                                           ----------   ----------   ----------
NET SALES................................................  $1,364,546   $1,444,442   $1,821,836
COST OF GOODS SOLD.......................................     961,696    1,005,913    1,245,623
                                                           ----------   ----------   ----------
          Gross profit...................................     402,850      438,529      576,213
OPERATING EXPENSES:
  Selling, general and administrative....................     298,049      326,280      461,143
  Other operating expense, net...........................       4,213        7,488        8,467
  Product inspection charge..............................          --      140,000           --
                                                           ----------   ----------   ----------
          Income (loss) from operations..................     100,588      (35,239)     106,603
INTEREST EXPENSE, net....................................      13,417        8,515       16,184
OTHER....................................................        (943)       1,955        1,602
MINORITY INTEREST........................................          --         (666)        (869)
                                                           ----------   ----------   ----------
          Income (loss) before income taxes..............      88,114      (45,043)      89,686
PROVISION (BENEFIT) FOR INCOME TAXES.....................      33,388      (11,493)      37,161
                                                           ----------   ----------   ----------
          Net income (loss)..............................  $   54,726   $  (33,550)  $   52,525
                                                           ==========   ==========   ==========
EARNINGS (LOSS) PER SHARE:
  Basic..................................................  $     1.62   $    (0.99)  $     1.50
  Diluted................................................  $     1.59   $    (0.99)  $     1.47

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           COMMON STOCK
                                       --------------------
                                         SHARES               ADDITIONAL               CURRENCY         TOTAL
                                       ISSUED AND              PAID-IN     RETAINED   TRANSLATION   STOCKHOLDERS'   COMPREHENSIVE
                                       OUTSTANDING   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS      EQUITY          INCOME
                                       -----------   ------   ----------   --------   -----------   -------------   -------------
BALANCE AT DECEMBER 31, 1995.........    32,956       $330     $ 3,758     $313,044     $(1,819)      $315,313        $     --
  Net income.........................        --         --          --      54,726           --         54,726          54,726
  Dividends, $0.26 per share.........        --         --          --      (8,845)          --         (8,845)             --
  Stock dividend -- 2%...............       660          6       6,091      (6,097)          --             --              --
  Foreign currency translation
    adjustments......................        --         --          --          --         (156)          (156)           (156)
  Common stock repurchased...........      (138)        (1)     (1,459)         --           --         (1,460)             --
  Common stock issued................       225          2       1,884          --           --          1,886              --
                                                                                                                      --------
  Comprehensive income...............        --         --          --          --           --             --          54,570
                                         ------       ----     -------     --------     -------       --------        ========
BALANCE AT DECEMBER 31, 1996.........    33,703        337      10,274     352,828       (1,975)       361,464              --
  Net loss...........................        --         --          --     (33,550)          --        (33,550)        (33,550)
  Dividends, $0.28 per share.........        --         --          --      (9,668)          --         (9,668)             --
  Foreign currency translation
    adjustments......................        --         --          --          --       (1,761)        (1,761)         (1,761)
  Common stock repurchased...........      (369)        (4)     (4,888)         --           --         (4,892)             --
  Common stock issued................     1,073         11      13,874          --           --         13,885              --
                                                                                                                      --------
  Comprehensive income (loss)........        --         --          --          --           --             --         (35,311)
                                         ------       ----     -------     --------     -------       --------        ========
BALANCE AT DECEMBER 31, 1997.........    34,407        344      19,260     309,610       (3,736)       325,478              --
  Net income.........................        --         --          --      52,525           --         52,525          52,525
  Dividends, $0.32 per share.........        --         --          --     (11,284)          --        (11,284)             --
  Foreign currency translation
    adjustments......................        --         --          --          --       (3,919)        (3,919)         (3,919)
  Common stock repurchased...........      (506)        (5)     (8,505)         --           --         (8,510)             --
  Common stock issued................     1,646         16      22,134          --           --         22,150              --
                                                                                                                      --------
  Comprehensive income...............        --         --          --          --           --             --        $ 48,606
                                         ------       ----     -------     --------     -------       --------        ========
BALANCE AT DECEMBER 31, 1998.........    35,547       $355     $32,889     $350,851     $(7,655)      $376,440
                                         ======       ====     =======     ========     =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1996        1997         1998
                                                              ---------   ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 54,726    $(33,550)   $  52,525
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
       Minority interest....................................        --        (666)        (869)
       Joint venture losses.................................     1,118       1,782        3,111
       Depreciation and amortization........................    34,149      33,430       43,545
       Loss (gain) on disposal of equipment.................     1,315        (251)         570
       Other................................................      (962)      2,112         (130)
     Changes in assets and liabilities, net of effects of
       acquisitions:
       Accounts and notes receivable........................    13,269     (25,878)     (20,567)
       Inventories..........................................    28,539      17,258      (52,445)
       Other current assets.................................    (3,239)      3,622       (4,739)
       Accounts payable.....................................    (3,018)     (4,774)      29,851
       Accrued expenses.....................................    38,774      64,400      (17,040)
       Deferred income taxes................................    (5,103)    (42,195)      26,424
       Income taxes payable and receivable..................     4,166      (2,361)     (18,610)
       Long-term warranty, deferred income and other
          liabilities.......................................    (4,890)     45,557      (36,662)
                                                              --------    --------    ---------
          Net cash provided by operating activities.........   158,844      58,486        4,964
                                                              --------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposal of property, plant and
     equipment..............................................       547       4,205          538
  Purchases of property, plant and equipment................   (31,903)    (34,581)     (52,435)
  Investments in joint ventures.............................   (23,395)     (3,735)        (458)
  Acquisitions, net of cash acquired........................        --     (10,527)    (160,063)
  Proceeds from the sale of businesses......................    17,633          --           --
                                                              --------    --------    ---------
          Net cash used in investing activities.............   (37,118)    (44,638)    (212,418)
                                                              --------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings.....................................        --      (3,732)      36,724
  Repayments of long-term debt..............................   (34,588)     (5,712)     (12,499)
  Long-term borrowings......................................        --       5,572       75,044
  Sales of common stock.....................................       630         729        9,607
  Repurchases of common stock...............................    (1,460)     (4,892)      (8,510)
  Cash dividends paid.......................................    (8,560)     (9,312)     (10,820)
                                                              --------    --------    ---------
          Net cash provided by (used in) financing
            activities......................................   (43,978)    (17,347)      89,546
                                                              --------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    77,748      (3,499)    (117,908)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS.......       318        (576)      (1,505)
CASH AND CASH EQUIVALENTS, beginning of year................    73,811     151,877      147,802
                                                              --------    --------    ---------
CASH AND CASH EQUIVALENTS, end of year......................  $151,877    $147,802    $  28,389
                                                              ========    ========    =========
Supplementary disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $ 18,481    $ 15,016    $  20,351
                                                              ========    ========    =========
     Income taxes...........................................  $ 34,198    $ 33,938    $  29,347
                                                              ========    ========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

1. NATURE OF OPERATIONS:

     Lennox International Inc. and subsidiaries (the "Company"), a Delaware corporation, is a global designer, manufacturer, and marketer of a broad range of products for the heating, ventilation, air conditioning, and refrigeration ("HVACR") markets. The Company participates in four reportable business segments of the HVACR industry. The first is North American residential heating, air conditioning and hearth products in which the Company manufactures and markets a full line of these products for the residential replacement and new construction markets in North America. The second reportable segment is the global commercial air conditioning market in which the Company manufactures and sells rooftop products and applied systems for commercial applications. The third is the global commercial refrigeration market which consists of unit coolers, condensing units and other commercial refrigeration products. The fourth reportable segment is heat transfer products in which the Company designs, manufactures and sells evaporator and condenser coils, copper tubing, and related equipment to original equipment manufacturers ("OEMs") and other specialty purchasers on a global basis. See Note 4 for financial information regarding the Company's reportable segments.

     The Company sells its products to numerous types of customers, including distributors, installing dealers, national accounts and OEMs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Lennox International Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated. Investments in joint ventures where the Company has a 50% or less ownership interest are being accounted for using the equity method of accounting.

     As discussed in Note 7, the Company increased its ownership in Ets. Brancher from 50% to 70% in September 1997. As a result, the Company assumed control of the venture and began consolidating the financial position and results of operations in the fourth quarter of 1997. Previously, the Company used the equity method of accounting for its investment in this entity.

     CASH EQUIVALENTS

     The Company considers all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents consist of investment grade securities and are stated at cost which approximates fair value. The Company earned interest income of $4.8 million, $6.4 million and $4.5 million for the years ended December 31, 1996, 1997 and 1998, respectively, which is included in interest expense, net on the accompanying consolidated statements of income.

     ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable have been shown net of an allowance for doubtful accounts of $16.9 million and $18.5 million as of December 31, 1997 and 1998, respectively. The Company has no significant credit risk concentration among its diversified customer base.

     INVENTORIES

     Inventory costs include applicable material, labor, depreciation, and plant overhead. Inventories of $125.5 million and $169.6 million in 1997 and 1998, respectively, are valued at the lower of cost or market using the last-in, first-out (LIFO) cost method. The remaining portion of the inventory is valued at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) basis.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses resulting from the dispositions of property, plant and equipment are included in other operating expense. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................   10 to 39 years
Machinery and equipment.....................................    3 to 10 years

     GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill and other intangible assets have been recorded based on their fair value at the date of acquisition and are being amortized on a straight-line basis over periods generally ranging from thirty to forty years. As of December 31, 1997 and 1998, accumulated amortization was $26.5 million and $34.4 million, respectively.

     The Company periodically reviews long-lived assets and identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In order to assess recoverability, the Company compares the estimated expected future cash flows (undiscounted and without interest charges) identified with each long-lived asset or related asset grouping to the carrying amount of such assets. For purposes of such comparisons, portions of goodwill are attributed to related long-lived assets and identifiable intangible assets based upon relative fair values of such assets at acquisition. If the expected future cash flows do not exceed the carrying value of the asset or assets being reviewed, an impairment loss is recognized based on the excess of the carrying amount of the impaired assets over their fair value. As a result of these periodic reviews, there have been no adjustments to the carrying value of long-lived assets, identifiable intangibles, or goodwill in 1996, 1997 and 1998.

     PRODUCT WARRANTIES

     A liability for estimated warranty expense is established by a charge against operations at the time products are sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability. The Company recorded warranty expense of $14.6 million, $17.7 million and $15.6 million for the years ended December 31, 1996, 1997, and 1998, respectively.

     The Company's estimate of future warranty costs is determined for each product line. The number of units that are expected to be repaired or replaced is determined by applying the estimated failure rate, which is generally based on historical experience, to the number of units that have been sold and are still under warranty. The estimated units to be repaired under warranty are multiplied by the average cost (undiscounted) to repair or replace such products to determine the Company's estimated future warranty cost. The Company's estimated future warranty cost is subject to adjustment from time to time depending on actual experience.

     Total liabilities for estimated warranty expense are $155.7 million and $83.2 million as of December 31, 1997 and 1998, respectively, and are included in the following captions on the accompanying consolidated balance sheets (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                             1997      1998
                                                           --------   -------
Current accrued expenses.................................  $ 94,042   $48,467
Other non-current liabilities............................    61,617    34,707
                                                           --------   -------
                                                           $155,659   $83,174
                                                           ========   =======

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     Liabilities for estimated warranty expense as of December 31, 1997 and 1998, include approximately $113.4 million and $27.3 million, respectively, in remaining estimated liabilities associated with a product inspection program initiated in 1997 (see Note 3).

     INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     REVENUE RECOGNITION

     Sales are recorded when products are shipped or when services are rendered.

     RESEARCH AND DEVELOPMENT EXPENSES

     Research and development costs are expensed as incurred. The Company expended approximately $23.2 million, $25.4 million, and $33.3 million for the years ended December 31, 1996, 1997, and 1998, respectively, for research and product development activities. Research and development costs are included in selling, general and administrative expense on the accompanying consolidated statements of income.

     ADVERTISING

     Production costs of commercials and programming are charged to operations in the period first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the period incurred. Advertising expense was $36.4 million, $37.9 million, and $50.2 million for the years ended December 31, 1996, 1997, and 1998, respectively.

     TRANSLATION OF FOREIGN CURRENCIES

     All assets and liabilities of foreign subsidiaries and joint ventures are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates during the respective years. The unrealized translation gains and losses are accumulated in a separate component of stockholders' equity. Transaction gains (losses) included in the accompanying statements of income were $943,000, $(1,955,000), and $(1,602,000) for the years ended December 31, 1996, 1997, and
1998, respectively.

     FOREIGN CURRENCY CONTRACTS

     The Company has entered into foreign currency exchange contracts to hedge its investment in Ets. Brancher S.A. (see Note 7) and not to engage in currency speculation. These contracts do not subject the Company to risk from exchange rate movements because the gains or losses on the contracts offset the losses or gains, respectively, on the assets and liabilities of the subsidiary. The Company has entered into contracts to sell 165.5 million French francs on May 7, 2003 for $31.7 million. The fair value of these contracts was approximately $4.1 million and $2.1 million as of December 31, 1997 and 1998, respectively.

     These contracts require the Company to exchange French francs for U.S. dollars at maturity (May 2003), at rates agreed to at inception of the contracts. If the counterparty to the exchange contracts does not fulfill their obligations to deliver the contracted currencies, the Company could be at risk for any

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES currency related fluctuations. The gains and losses associated with these contracts, net of tax, are recorded as a component of currency translation adjustments on the accompanying 1996, 1997 and 1998 consolidated statements of stockholders' equity.

     The Company from time to time enters into foreign currency exchange contracts to hedge receivables from its foreign subsidiaries, and not to engage in currency speculation. These contracts do not subject the Company to risk from exchange rate movements because the gains or losses on the contracts offset losses or gains, respectively, on the receivables being hedged. As of December 31, 1998, the Company had obligations to deliver $33.2 million of various foreign currencies within the next three months, for which the counterparties to the contracts will pay fixed contract amounts. The fair values of such contracts were insignificant as of December 31, 1998.

     PURCHASE COMMITMENTS

     The Company has contracts with various suppliers to purchase copper and aluminum for use in its manufacturing processes. As of December 31, 1998, the Company had contracts to purchase 19.8 million pounds of copper over the next 24 months at fixed prices that average $0.76 per pound ($15.1 million) and contracts to purchase 6 million pounds of copper at a variable price equal to the COMEX copper price ($0.72 per pound at December 31, 1998) over the next 12 months. The Company also had contracts to purchase 23.4 million pounds of aluminum at $0.68 per pound ($15.9 million) over the next 12 months. The fair value of the copper and aluminum purchase commitments was insignificant as of December 31, 1997 and was a liability of $2.6 million at December 31, 1998.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. PRODUCT INSPECTION CHARGE:

     During 1997, the Company recorded a pre-tax charge of $140.0 million to provide for projected expenses of the product inspection program related to its Pulse furnace. The Company has offered the owners of Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection includes a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger does not pass the test, the Company will either replace the heat exchanger or offer a new furnace and subsidize the labor costs for installation. The cost required for the program depends on the number of furnaces located, the percentage of those located that do not pass the pressure test, and the replacement option chosen by the homeowner.

     As of December 31, 1998, the Company had incurred approximately $112.7 million in costs related to the product inspection program. Consequently, there is a current liability of $27.3 million recorded on the accompanying consolidated balance sheet as of December 31, 1998, to accrue for the estimated remaining costs of the program. The product inspection program ends in June 1999 and the Company believes its current liability of $27.3 million is adequate to cover the remaining costs of the program.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

4. REPORTABLE BUSINESS SEGMENTS:

     As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, which requires disclosure of business segment data in accordance with the "management approach." The management approach is based on the way segments are organized within the Company for making operating decisions and assessing performance. The Company's business operations are organized within the following four reportable business segments as follows (in thousands):

                                             FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1996         1997         1998
                                           ----------   ----------   ----------
Net Sales
  North American residential.............  $  857,131   $  865,147   $1,013,747
  Commercial air conditioning............     228,935      278,837      392,053
  Commercial refrigeration...............     135,566      154,247      237,264
  Heat transfer(1).......................     142,914      146,211      178,772
                                           ----------   ----------   ----------
                                           $1,364,546   $1,444,442   $1,821,836
                                           ==========   ==========   ==========

Income (Loss) from Operations
  North American residential(2)........  $   99,658   $  (47,516)    $  123,426
  Commercial air conditioning..........      (9,477)       4,521         (6,579)
  Commercial refrigeration.............      13,717       15,407         20,383
  Heat transfer........................      17,311       16,857         12,700
  Corporate and other(3)...............     (20,621)     (24,508)       (43,327)
                                         ----------   ----------     ----------
                                         $  100,588   $  (35,239)    $  106,603
                                         ==========   ==========     ==========

                                                         AS OF DECEMBER 31,
                                                        ---------------------
                                                          1997        1998
                                                        --------   ----------
Identifiable Assets
  North American residential..........................  $330,864   $  528,660
  Commercial air conditioning.........................   175,748      198,982
  Commercial refrigeration............................   146,118      194,601
  Heat transfer.......................................    69,272       88,633
  Corporate and other(4)..............................   248,890      142,076
                                                        --------   ----------
                                                        $970,892   $1,152,952
                                                        ========   ==========

---------------

(1) The Heat transfer segment had intersegment sales of $34,911, $23,571, and $32,307 in 1996, 1997, and 1998, respectively.

(2) Includes a $140.0 million charge in 1997 related to a product inspection program (see Note 3).

(3) The increase in corporate and other from 1997 to 1998 is primarily due to $7.1 million of expense for the settlement of a lawsuit in 1998 and $4.6 million associated with increased expenses of the Company's Performance Plan.

(4) The decrease in corporate and other is primarily due to a reduction in cash and cash equivalents of approximately $120 million.

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                  ---------------------------------
                                                    1996        1997        1998
                                                  ---------   ---------   ---------
Capital Expenditures
  North American residential....................   $18,561     $12,914     $14,942
  Commercial air conditioning...................     2,577       5,677       6,180
  Commercial refrigeration......................     3,779       6,798       7,367
  Heat transfer.................................     6,453       6,907      12,136
  Corporate and other(1)........................       533       2,285      11,810
                                                   -------     -------     -------
                                                   $31,903     $34,581     $52,435
                                                   =======     =======     =======

---------------

(1) The increase in corporate and other is primarily due to an increase in expenditures related to the implementation of SAP.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

Depreciation and Amortization
  North American residential....................  $15,170   $14,892   $15,437
  Commercial air conditioning...................    4,447     4,048     5,802
  Commercial refrigeration......................    6,428     6,390     9,376
  Heat transfer.................................    3,963     3,991     5,912
  Corporate and other...........................    4,141     4,109     7,018
                                                  -------   -------   -------
                                                  $34,149   $33,430   $43,545
                                                  =======   =======   =======

     The following table sets forth certain financial information relating to the Company's operations by geographic area (in thousands):

                                             FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1996         1997         1998
                                           ----------   ----------   ----------
Net Sales to External Customers
  United States..........................  $1,252,515   $1,274,875   $1,472,342
  International..........................     112,031      169,567      349,494
                                           ----------   ----------   ----------
          Total net sales to external
            customers....................  $1,364,546   $1,444,442   $1,821,836
                                           ==========   ==========   ==========

                                                          AS OF DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Long-Lived Assets
  United States.........................................  $246,133   $344,137
  International.........................................    54,254    113,280
                                                          --------   --------
          Total long-lived assets.......................  $300,387   $457,417
                                                          ========   ========

5. INVENTORIES:

     Components of inventories are as follows (in thousands):

                                                          AS OF DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Finished goods..........................................  $116,052   $177,490
Repair parts............................................    37,248     31,674
Work in process.........................................    15,755     15,574
Raw materials...........................................    70,223    102,876
                                                          --------   --------
                                                           239,278    327,614
Reduction for last-in, first-out........................    56,201     52,935
                                                          --------   --------
                                                          $183,077   $274,679
                                                          ========   ========

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

6. PROPERTY, PLANT AND EQUIPMENT:

     Components of property, plant and equipment are as follows (in thousands):

                                                         AS OF DECEMBER 31,
                                                        ---------------------
                                                          1997        1998
                                                        ---------   ---------
Land..................................................  $   9,478   $  18,531
Buildings and improvements............................    150,866     162,916
Machinery and equipment...............................    325,392     404,848
                                                        ---------   ---------
          Total.......................................    485,736     586,295
Less -- accumulated depreciation......................   (270,403)   (331,170)
                                                        ---------   ---------
Property, plant and equipment, net....................  $ 215,333   $ 255,125
                                                        =========   =========

7. INVESTMENTS IN JOINT VENTURES AND SUBSIDIARIES:

     ALLIANCE

     In 1994, the Company acquired a 50% interest in a joint venture, Alliance Compressors, with American Standard Inc.'s Trane subsidiary ("Trane") to develop, manufacture, and market both reciprocating and scroll compressor products.

     In December 1996, Alliance Compressors was restructured to admit a new partner, Copeland Corporation, and to focus solely on the development, manufacturing, and marketing of scroll compressors. In connection with the restructuring, the net assets associated with the reciprocating compressor business were distributed equally to the Company and Trane. The Company subsequently sold its share of the reciprocating compressor net assets to Trane. In addition, the Company and Trane sold portions of their interests in Alliance Compressors to Copeland Corporation. As a result, Alliance Compressors is now owned 51% by Copeland Corporation, 24.5% by the Company, and 24.5% by Trane. During 1996, the Company recognized a pretax gain of $4.6 million as a result of the restructuring, which is included in other operating expense, net on the accompanying 1996 consolidated statement of income. The Company's investment in Alliance Compressors at December 31, 1998, is $6.1 million and is being accounted for using the equity method of accounting.

     ETS. BRANCHER

     In May 1996, the Company's subsidiary, Lennox Global Ltd., acquired a 50% interest in HCF-Lennox, a manufacturer of air conditioning and refrigeration equipment. In addition to acquiring an interest in HCF-Lennox, the Company increased its ownership of an existing joint venture, Friga-Bohn, from 20% to 50%. The aggregate purchase price for these acquisitions was approximately $22 million in cash. The aggregate purchase price exceeded the Company's interests in the underlying equity in the ventures at the date of acquisition. As a result, the Company recorded goodwill of approximately $2.9 million, which is being amortized on a straight-line basis over a 30-year period.

     Effective September 30, 1997, Lennox Global Ltd. acquired an additional 20% interest in HCF-Lennox and Friga-Bohn. In conjunction with the purchase, the stock of HCF-Lennox and Friga-Bohn was combined into an existing holding company, Ets. Brancher S.A. Ets. Brancher also owns certain land and buildings that were leased to HCF-Lennox and Friga-Bohn. As a result of the acquisition, Lennox Global Ltd. owns 70% of HCF-Lennox and Friga-Bohn as well as a 70% interest in the land and buildings through its ownership of 70% of the stock of Ets. Brancher S.A. The aggregate purchase price for this acquisition was $18.4 million, of which $10 million was in cash and $8.4 million was in Company stock (631,389 shares). The acquisition was accounted for in accordance with the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities based upon their estimated fair values at the date of acquisition. As

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES a result, the Company recorded additional goodwill of approximately $6.4 million, which is being amortized on a straight-line basis over a 30-year period.

     The Company has entered into an agreement to acquire the remaining 30% interest in Ets. Brancher S.A. on March 31, 2000 for 102.5 million French francs, or approximately $17 million.

     The Company obtained control of Ets. Brancher S.A. on September 30, 1997, and, accordingly, began consolidating the financial position and operating results of the subsidiary. The 30% interest in Ets. Brancher S.A. not owned by the Company is reflected as minority interest on the accompanying consolidated balance sheets and statements of income.

     The following table presents the pro forma results as if the Company's 70% interest in Ets. Brancher had been consolidated beginning January 1, 1996 (in thousands, except per share data).

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       -----------------------
                                                          1996         1997
                                                       ----------   ----------
Net sales............................................  $1,576,418   $1,588,985
Net income (loss)....................................      54,605      (33,381)
Basic earnings per share.............................        1.62        (0.98)
Diluted earnings per share...........................        1.59        (0.98)

     CANADIAN DEALERS

     In the fourth quarter of 1998, the Company's Lennox Industries (Canada) Ltd. subsidiary, which is included in the North American residential segment, purchased for cash fourteen dealers (the "Dealers") in Canada that had been independent retail outlets of the Company's products. The aggregate purchase price of the Dealers was $22.9 million in cash. These acquisitions were accounted for in accordance with the purchase method of accounting. The purchase price of each Dealer has been allocated to the assets and liabilities of the Dealers, and the excess of $19.0 million has been allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of the Dealers, including sales of $8.2 million and net income of $139,000, have been fully consolidated with those of the Company since the dates of acquisition.

     HEARTH COMPANIES

     During June and July 1998, the Company's Hearth Products Inc. subsidiary, which is included in the North American residential segment, purchased substantially all of the assets and certain liabilities of Superior Fireplace Co. and all of the outstanding stock of Marco Mfg. Inc. and Pyro Industries Inc. The aggregate purchase price for these acquisitions was $102.9 million, of which $99.1 million was in cash and $3.8 million was in the form of a note payable. These acquisitions were accounted for in accordance with the purchase method of accounting. Accordingly, the aggregate purchase price has been allocated to assets totaling $131.5 million and to liabilities totaling $28.6 million of the acquired companies based upon the fair value of those assets and liabilities. As a result, the Company recorded goodwill of approximately $73.8 million which is being amortized on a straight-line basis over 40 years. The results of operations of the acquired Hearth companies, including sales of $68.6 million and net income of $1.9 million, have been fully consolidated with those of the Company since the dates of acquisition.

     MCQUAY DO BRASIL

     During August 1998, the Company's Lennox Global Ltd. subsidiary purchased 84% of the outstanding stock of McQuay do Brasil, a Brazilian company engaged in the manufacture and sale of refrigeration, automotive air conditioning equipment, and heat transfer products. The purchase price of $20.5 million in cash has been allocated to the acquired assets and liabilities based upon the fair value of those assets and liabilities,

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES and the excess of $11.3 million has been allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of McQuay do Brasil have been consolidated with those of the Company since the date of acquisition.

     The following table presents the pro forma results as if the Dealers, the Hearth companies, and McQuay do Brasil had been acquired on January 1, 1997 (in thousands, except per share data).

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                          1997         1998
                                                       ----------   ----------
Net sales............................................  $1,648,642   $1,944,036
Net income (loss)....................................     (37,750)      47,325
Basic earnings per share.............................       (1.11)        1.36
Diluted earnings per share...........................       (1.11)        1.32

8. LONG-TERM DEBT AND LINES OF CREDIT:

     Long-term debt at December 31 consists of the following (in thousands):

                                                            1997       1998
                                                          --------   --------
6.73% promissory notes, payable $11,111 annually 2000
  through 2008..........................................  $100,000   $100,000
9.69% promissory notes, payable $4,900 annually 1998
  through 2002 and $5,000 in 2003.......................    29,500     24,600
5.75% promissory note, payable in 1999..................     1,596        951
5.84% promissory note, payable in 2000..................     2,146      2,275
4.80% promissory note, payable annually through 2004....     1,197      1,119
6.50% promissory note, payable annually 1999 through
  2005..................................................     1,334      1,382
5.50% promissory note, payable annually through 2004....        --        639
6.50% promissory note, payable annually through 2003....        --        371
9.53% promissory notes, payable $10,000 in 1999, $8,000
  in 2000, and $3,000 in 2001...........................    21,000     21,000
7.06% promissory note, payable $10,000 annually in 2004
  and 2005..............................................    20,000     20,000
6.56% promissory note, payable in 2005..................        --     25,000
6.75% promissory note, payable in 2008..................        --     50,000
11.10% mortgage note, payable semiannually through
  2000..................................................     8,306      7,547
Texas Housing Opportunity Fund, Ltd. note, payable in
  1999..................................................       205        109
Capitalized lease obligations and other.................     7,225      6,378
                                                          --------   --------
                                                           192,509    261,371
Less current maturities.................................     8,926     18,778
                                                          --------   --------
                                                          $183,583   $242,593
                                                          ========   ========

     At December 31, 1998, the aggregate amounts of required payments on long-term debt are as follows (in thousands):

1999........................................................   $ 18,778
2000........................................................     35,354
2001........................................................     20,712
2002........................................................     17,534
2003........................................................     17,424
Thereafter..................................................    151,569
                                                               --------
                                                               $261,371
                                                               ========

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     The Company has bank lines of credit aggregating $164 million, of which $56 million was outstanding at December 31, 1998. Included in the bank lines is a $135 million revolving credit facility. The revolving credit facility provides for both "standby loans" and "offered rate loans." Standby loans are made ratably by all lenders under the revolving credit facility, while offered rate loans are, subject to the terms and conditions of the credit facility, separately negotiated between the Company and one or more members of the lending syndicate. Standby loans bear interest at a rate equal to either (a) the London Interbank Offered Rate plus a margin equal to 0.150% to 0.405% depending on the ratio of debt to total capitalization, or (b) the greater of (1) the Federal Funds Effective Rate plus 0.5%, and (2) the Prime Rate. Offered rate loans bear interest at a fixed rate negotiated with the lender or lenders making such loans. Under the revolving credit facility, the Company is obligated to pay certain fees, including (a) a quarterly facility fee to each lender under the credit facility equal to a percentage, varying from 0.100% to 0.220% (depending on the ratio of debt to total capitalization), of each lender's total commitment, whether used or unused, under the revolving credit facility and (b) certain administrative fees to the administrative agent and documentation agent under the revolving credit facility. The revolving credit facility will expire on July 13, 2001, unless earlier terminated pursuant to its terms and conditions. The unsecured promissory note agreements and lines of credit provide for restrictions with respect to additional borrowings, maintenance of minimum working capital and payment of dividends.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of the Company's financial instruments approximate their respective carrying amounts at December 31, 1997 and 1998, except as follows (in thousands):

                                               AS OF DECEMBER 31,
                       -------------------------------------------------------------------
                                     1997                               1998
                       --------------------------------   --------------------------------
                       CARRYING                INTEREST   CARRYING                INTEREST
                        AMOUNT    FAIR VALUE     RATE      AMOUNT    FAIR VALUE     RATE
                       --------   ----------   --------   --------   ----------   --------
9.69% promissory
  notes..............  $29,500     $32,068       6.75%    $24,600     $26,601       6.75%
9.53% promissory
  notes..............   21,000      22,375       6.75%     21,000      21,923       6.75%
11.10% mortgage
  note...............    8,306       8,498       9.00%      7,547       7,739       9.00%

     The fair values presented above are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The fair values are estimates as of December 31, 1997 and 1998, and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

10. INCOME TAXES:

     The income tax provision (benefit) consisted of the following (in thousands):

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                 ----------------------------------
                                                   1996         1997        1998
                                                 ---------   ----------   ---------
Current --
  Federal......................................   $33,615     $ 24,673     $15,820
  State........................................     3,950          790         944
  Foreign......................................       926        5,239      (6,027)
                                                  -------     --------     -------
          Total current........................    38,491       30,702      10,737
                                                  -------     --------     -------
Deferred --
  Federal......................................    (5,135)     (31,144)     30,946
  State........................................        32       (1,917)      2,237
  Foreign......................................        --       (9,134)     (6,759)
                                                  -------     --------     -------
          Total deferred.......................    (5,103)     (42,195)     26,424
                                                  -------     --------     -------
          Total income tax provision
            (benefit)..........................   $33,388     $(11,493)    $37,161
                                                  =======     ========     =======

     The difference between the income tax provision (benefit) computed at the statutory federal income tax rate and the financial statement provision (benefit) for taxes is summarized as follows (in thousands):

                                                  1996       1997      1998
                                                 -------   --------   -------
Provision (benefit) at the U.S. statutory rate
  of 35%.......................................  $30,840   $(15,765)  $31,390
Increase (reduction) in tax expense resulting
  from --
State income tax, net of federal income tax
  benefit......................................    2,437       (350)      705
Foreign losses not providing a current
  benefit......................................       --      1,044     3,572
Other..........................................     (111)     3,578     1,494
                                                 -------   --------   -------
          Total income tax provision
            (benefit)..........................  $33,388   $(11,493)  $37,161
                                                 =======   ========   =======

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and are reflected as current or noncurrent depending on the timing of the expected realization. The deferred tax provision (benefit) for the periods shown represents the effect of changes in the amounts of temporary differences during those periods.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     Deferred tax assets (liabilities), as determined under the provisions of SFAS No. 109, "Accounting for Income Taxes," were comprised of the following at December 31 (in thousands):

                                                            1997       1998
                                                          --------   --------
Gross deferred tax assets --
  Warranties............................................  $ 60,421   $ 28,281
  Foreign operating losses..............................    14,537     12,652
  Postretirement and pension benefits...................     7,799      7,852
  Inventory reserves....................................     4,907      6,383
  Receivable allowance..................................     3,420      3,950
  Other.................................................     3,518      9,253
                                                          --------   --------
          Total deferred tax assets.....................    94,602     68,371
          Valuation allowance...........................   (14,543)   (12,652)
                                                          --------   --------
          Net deferred tax assets.......................    80,059     55,719
                                                          --------   --------
Gross deferred tax liabilities --
  Depreciation..........................................   (19,241)   (17,999)
  Intangibles...........................................    (1,873)    (1,674)
  Other.................................................   (10,498)   (10,248)
                                                          --------   --------
          Total deferred tax liabilities................   (31,612)   (29,921)
                                                          --------   --------
Net deferred tax asset..................................  $ 48,447   $ 25,798
                                                          ========   ========

     The Company has net foreign operating loss carryforwards, mainly in Europe, which expire at various dates in the future. All such loss carryforwards have a full valuation allowance. The net change in the deferred tax asset valuation reserve for the year ended December 31, 1998, was a decrease of $1,891. The decrease is a result of operating loss carryforwards which have expired.

     No provision has been made for income taxes which may become payable upon distribution of the foreign subsidiaries' earnings since management considers substantially all of these earnings permanently invested. As of December 31, 1998, the unrecorded deferred tax liability related to the undistributed earnings of the Company's foreign subsidiaries was insignificant.

11. CURRENT ACCRUED EXPENSES:

     Significant components of current accrued expenses are as follows (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Accrued product inspection charge.......................  $ 71,956   $ 27,336
Accrued wages...........................................    46,685     52,915
Accrued warranties......................................    22,086     21,131
Other...................................................    69,941    105,658
                                                          --------   --------
          Total current accrued expenses................  $210,668   $207,040
                                                          ========   ========

12. EMPLOYEE BENEFIT PLANS:

     PROFIT SHARING PLANS

     The Company maintains noncontributory profit sharing plans for its salaried employees. These plans are discretionary as the Company's contributions are determined annually by the Board of Directors. Provisions

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES for contributions to the plans amounted to $12.0 million, $11.5 million, and $13.6 million in 1996, 1997, and 1998, respectively.

     401(k) PLAN

     The Company provides a 401(k) plan to substantially all eligible hourly and salary employees of the Company, as defined. Participants may contribute up to 12% of their compensation to a 401(k) plan under Internal Revenue Code Section 401(k).

     LONG-TERM INCENTIVE PLAN

     The Company provided a long-term incentive plan, the Lennox International Inc. Performance Share Plan (the "Performance Plan") to certain employees. During 1998, the Company terminated the Performance Plan. Under the Performance Plan, participants earned shares of the Company's common stock in accordance with a discretionary formula established by the Board of Directors based on the Company's performance over a three-year period. The value of the shares earned was determined using an independent appraisal. Under the Performance Plan 66,297 shares, 239,019 shares, and 174,669 shares earned in fiscal 1995, 1996, and 1997, respectively, were issued in 1996, 1997, and 1998, respectively. During 1998, 358,974 shares were earned and issued in the same year. Compensation expense recognized under the Performance Plan was $1,900,000, $2,259,616, and $6,876,335 for the years ended December 31, 1996, 1997, and 1998, respectively, based on the fair value of the shares earned.

     EMPLOYEE BENEFITS TRUST

     The Company also has an Employee Benefits Trust (the "Trust") to provide eligible employees of the Company, as defined, with certain medical benefits. Trust contributions are made by the Company as defined by the Trust agreement.

     PENSION AND POSTRETIREMENT BENEFIT PLANS

     The Company has domestic and foreign pension plans covering substantially all employees. The Company makes annual contributions to the plans equal to or greater than the statutory required minimum. The Company also maintains an unfunded postretirement benefit plan which provides certain medical and life insurance benefits to eligible employees. The pension plans are accounted for under provisions of SFAS No. 87, "Employers' Accounting for Pensions." The postretirement benefit plan is accounted for under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The following table sets forth amounts recognized in the Company's financial statements and the plans' funded status (in thousands):

                                          PENSION BENEFITS       OTHER BENEFITS
                                         -------------------   -------------------
                                           1997       1998       1997       1998
                                         --------   --------   --------   --------
Change in benefit obligation --
  Benefit obligation at beginning of
     year..............................  $113,942   $119,835   $ 15,679   $ 16,055
  Service cost.........................     3,439      3,875        457        494
  Interest cost........................     8,411      9,128      1,166      1,128
  Plan participants' contributions.....       304        189      1,274      1,452
  Amendments...........................        93      2,132         --         --
  Actuarial (gain)/loss................       993      7,471         40       (449)
  Exchange rate changes................        --         83         --         --
  Benefits paid........................    (7,347)    (7,892)    (2,561)    (2,382)
                                         --------   --------   --------   --------
  Benefit obligation at end of year....  $119,835   $134,821   $ 16,055   $ 16,298
                                         ========   ========   ========   ========

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                                          PENSION BENEFITS       OTHER BENEFITS
                                         -------------------   -------------------
                                           1997       1998       1997       1998
                                         --------   --------   --------   --------
Changes in plan assets --
  Fair value of plan assets at
     beginning of year.................  $112,588   $131,376   $     --   $     --
  Actual return on plan assets.........    21,510     17,466         --         --
  Employer contribution................     4,610      3,792      1,287        930
  Plan participants' contributions.....       304        189      1,274      1,452
  Expenses.............................      (664)      (549)       (79)       (34)
  Benefits paid........................    (6,972)    (7,405)    (2,482)    (2,348)
                                         --------   --------   --------   --------
  Fair value of plan assets at end of
     year..............................   131,376    144,869         --         --
                                         --------   --------   --------   --------
Funded status..........................    11,541     10,048    (16,055)   (16,298)
  Unrecognized actuarial (gain)/loss...   (16,151)   (14,420)    (2,158)    (1,311)
  Unrecognized prior service cost......       747        641         --         --
  Unrecognized net
     obligation/(asset)................     6,248      7,420       (520)      (347)
                                         --------   --------   --------   --------
  Net amount recognized................  $  2,385   $  3,689   $(18,733)  $(17,956)
                                         ========   ========   ========   ========
Amounts recognized in the consolidated
  balance sheets consist of --
  Prepaid benefit cost.................  $ 13,588   $ 13,303   $     --   $     --
  Accrued benefit liability............   (12,742)   (12,540)   (18,733)   (17,956)
  Intangible assets....................     1,539      2,926         --         --
                                         --------   --------   --------   --------
  Net amount recognized................  $  2,385   $  3,689   $(18,733)  $(17,956)
                                         ========   ========   ========   ========
Weighted-average assumptions as of
  December 31 --
  Discount rate........................      7.50%      7.25%      7.50%      7.25%
  Expected return on plan assets.......      9.50       9.50         --         --
  Rate of compensation increase........      4.00       4.00         --         --

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.0% by 2003 and remain at that level thereafter.

                                    PENSION BENEFITS               OTHER BENEFITS
                              ----------------------------   --------------------------
                               1996      1997       1998      1996     1997      1998
                              -------   -------   --------   ------   -------   -------
                                     (IN THOUSANDS)                (IN THOUSANDS)
Components of net periodic
  benefit cost --
  Service cost..............  $ 3,344   $ 3,439   $  3,875   $  268   $   457   $   494
  Interest cost.............    8,153     8,411      9,128    1,161     1,166     1,128
  Expected return on plan
     assets.................   (8,655)   (9,844)   (10,931)      --        --        --
  Amortization of prior
     service cost...........      716       716        880     (173)     (173)     (173)
  Recognized actuarial
     loss...................       --        --         --     (961)   (1,129)   (1,297)
                              -------   -------   --------   ------   -------   -------
  Net periodic benefit
     cost...................  $ 3,558   $ 2,722   $  2,952   $  295   $   321   $   152
                              =======   =======   ========   ======   =======   =======

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

The benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were approximately $10,770,000 and $0, respectively, as of December 31, 1997, and $12,478,000 and $3,607,000,
respectively, as of December 31, 1998.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                                    1-PERCENTAGE-    1-PERCENTAGE-
                                                    POINT INCREASE   POINT DECREASE
                                                    --------------   --------------
Effect on total of service and interest cost
  components......................................      $  230          $  (187)
Effect on the post-retirement benefit
  obligation......................................       1,882           (1,605)

13. COMMITMENTS AND CONTINGENCIES:

     OPERATING LEASES

     The Company has various leases relating principally to the use of operating facilities. Rent expense for 1996, 1997 and 1998 was approximately $18.6 million, $23.2 million and $28.2 million, respectively.

     The approximate minimum commitments under all noncancelable leases at December 31, 1998, are as follows (in thousands):

1999........................................................  $ 22,244
2000........................................................    18,825
2001........................................................    13,241
2002........................................................    10,977
2003........................................................    10,049
Thereafter..................................................    33,386
                                                              --------
                                                              $108,722
                                                              ========

     LITIGATION

     The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company's business, financial condition or results of operations.

14. STOCK-BASED COMPENSATION PLAN:

     The Company has a Stock Option and Restricted Stock Plan, which was amended in September 1998 (the "1998 Incentive Plan"). The 1998 Incentive Plan is accounted for under APB Opinion No. 25, under which no compensation cost has been recognized. If the 1998 Incentive Plan had been accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been adjusted to the following pro forma amounts (in thousands, except per share data):

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1996       1997      1998
                                                               -------   --------   -------
Net income (loss):                  As reported.............   $54,726   $(33,550)  $52,525
                                    Pro forma...............    52,557    (35,595)   52,525
Basic earnings (loss) per share:    As reported.............   $  1.62   $  (0.99)  $  1.50
                                    Pro forma...............      1.56      (1.05)     1.50
Diluted earnings (loss) per share:  As reported.............   $  1.59   $  (0.99)  $  1.47
                                    Pro forma...............      1.53      (1.05)     1.47

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Under the 1998 Incentive Plan, the Company is authorized to issue options for 8,216,571 shares of common stock. As of December 31, 1998, options for 5,462,457 shares of common stock have been granted and options for 821,436 shares have been cancelled or repurchased. Consequently, as of December 31, 1998, there are options for 3,575,550 shares available for grant. Under the 1998 Incentive Plan, the option exercise price equals the stock's fair value on the date of grant. 1998 Incentive Plan options granted prior to 1998 vest on the date of grant. 1998 Incentive Plan options granted in 1998 vest over three years. All 1998 Incentive Plan options expire after ten years.

     The Plan's status is as follows (in thousands, except per share data):

                                                     YEARS ENDED DECEMBER 31,
                                    -----------------------------------------------------------
                                          1996                 1997                 1998
                                    -----------------   ------------------   ------------------
                                             WEIGHTED             WEIGHTED             WEIGHTED
                                             AVERAGE              AVERAGE              AVERAGE
                                             EXERCISE             EXERCISE             EXERCISE
                                    SHARES    PRICE     SHARES     PRICE     SHARES     PRICE
                                    ------   --------   -------   --------   -------   --------
Outstanding at beginning of
  year............................   2,218    $ 7.19      3,039    $ 9.02      3,822    $10.13
Granted...........................     946     13.05        877     13.88      1,071     18.87
Exercised.........................    (122)     7.13        (71)     7.67     (1,048)     9.04
Forfeited.........................      (3)     7.68        (23)    13.31        (47)     8.64
                                    ------    ------    -------    ------    -------    ------
Outstanding at end of year........   3,039    $ 9.02      3,822    $10.13      3,798    $12.92
                                    ======    ======    =======    ======    =======    ======
Exercisable at end of year........   3,039    $ 9.02      3,822    $10.13      2,737    $12.92
                                    ======    ======    =======    ======    =======    ======
Fair value of options granted.....            $ 3.86               $ 3.76               $ 5.83
                                              ======               ======               ======

     The following table summarizes information about stock options outstanding at December 31, 1998 (in thousands, except per share data):

                                                        OPTIONS OUTSTANDING
                                   --------------------------------------------------------------
                                        NUMBER            WEIGHTED-AVERAGE
            RANGE OF                OUTSTANDING AT            REMAINING          WEIGHTED-AVERAGE
         EXERCISE PRICES           DECEMBER 31, 1998   CONTRACTUAL LIFE(YEARS)    EXERCISE PRICE
         ---------------           -----------------   -----------------------   ----------------
$ 7.28-$ 7.53                            1,338                  6                     $ 7.45
$13.21-$13.90                            1,399                  7                      13.60
$15.59-$19.03                            1,061                  9.5                    18.92
                                         -----                   ---                  ------
                                         3,798                  8                     $12.92
                                         =====                   ===                  ======

     As of December 31, 1998, options to purchase 1,337,622 shares of common stock with exercise prices ranging from $7.28 to $7.53 and options to purchase 1,399,497 shares of common stock with exercise prices ranging from $13.21 to $13.90 were exercisable. The fair value of each option is estimated on the date of grant based on a risk-free interest rate of 6%, expected life of ten years, and an expected dividend yield of 2% in 1996, 1997 and 1998.

15. EARNINGS PER SHARE:

     Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares and the number of equivalent shares assumed

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES outstanding, if dilutive, under the Company's stock-based compensation plans. Diluted earnings per share are computed as follows (in thousands, except per share data):

                                                  1996       1997      1998
                                                 -------   --------   -------
Net income (loss)..............................  $54,726   $(33,550)  $52,525
                                                 =======   ========   =======
Weighted average shares outstanding............   33,693     33,924    34,914
Effect of assumed exercise of options..........      693         --       825
                                                 -------   --------   -------
  Weighted average shares outstanding, as
     adjusted..................................   34,386     33,924    35,739
                                                 -------   --------   -------
Diluted earnings (loss) per share..............  $  1.59   $  (0.99)  $  1.47
                                                 =======   ========   =======

     Options to purchase 904,200 shares of common stock at $13.31 per share, 3,822,324 shares of common stock at prices ranging from $5.14 per share to $13.90 per share and 1,037,850 shares of common stock at $19.03 per share were outstanding for the years ended December 31, 1996, 1997, and 1998, respectively, but were not included in the diluted earnings per share calculation because the assumed exercise of such options would have been antidilutive.

16. RECENT ACCOUNTING PRONOUNCEMENTS:

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not believe that the adoption of this pronouncement will have a significant impact on the Company's financial statements.

17. RELATED PARTY TRANSACTIONS:

     John W. Norris, Jr., the Company's Chairman and Chief Executive Officer, and David H. Anderson, Richard W. Booth, David V. Brown, Loraine B. Millman, Robert W. Norris and Lynn B. Storey, directors of the Company, as well as certain stockholders, are members of AOC Land Investment, LLC. AOC Land Investment, LLC owns 70% of AOC Development II, LLC. AOC Development II, LLC is building a new office building and the Company has agreed to lease part of it for use in conjunction with the Company's corporate headquarters. The lease will have a term of 25 years and the annual lease payments are expected to be approximately $2.1 million per year for the first five years. The Company believes that the terms of the lease with AOC Development II, LLC are at least as favorable as could be obtained from unaffiliated third parties.

18. SUBSEQUENT EVENTS (UNAUDITED):

     The Company is filing a registration statement for an initial public offering of its common stock, the proceeds of which will be used to repay a portion of the borrowings under the Company's revolving credit facility and term credit agreement.

[LENNOX INTERNATIONAL INC. LOGO]                STRENGTH THROUGH
                                                BRANDS AND PEOPLE
[Inside of back cover]
[Graphics depicting pictures of employees of
the Company]
                                                [LENNOX LOGO]

[LENNOX INTERNATIONAL INC. LOGO]
HISTORY AND INNOVATIONS
[Graphics depicting timeline of various milestones throughout Lennox's history]
[GRAPHIC]
1895                                                       1904
Dave Lennox builds and markets the industry's first        Lennox establishes a one-step distribution network,
riveted-steel furnace.                                     selling directly to installing contractors.
[GRAPHIC]                                                  [GRAPHIC]
1923                                                       1935
Lennox expands for the first time, building a warehouse    Lennox pioneers the introduction of a forced-air furnace
in Syracuse, New York. Two years later a factory is        for residential heating.
added.
1943                                                       1952
Lennox retools its factories to support the World War II   Lennox establishes operations in Canada.
effort.
[GRAPHIC]                                                  [GRAPHIC]
Lennox expands its product line with the introduction of   1960
residential central air-conditioning systems.              Lennox establishes an international division with a
                                                           facility in Basingstoke, England and sales offices and
                                                           warehouses in Holland and Germany.
[GRAPHIC]
1964                                                       1965
Lennox develops and manufactures the Duracurve heat        Lennox introduces packaged multi-zone units for
exchanger, reducing noise problems in gas furnaces.        commercial heating and cooling.
[GRAPHIC]                                                  [GRAPHIC]
1972                                                       1973
"Dave Lennox" appears for the first time in a Lennox       Lennox increases air conditioning efficiency with the
advertising campaign.                                      development of the two-speed hermetic compressor.
1982                                                       1984
Lennox develops and manufactures the industry's first      Lennox International Inc. is established as the parent
high-efficiency gas furnace.                               company for Lennox Industries Inc. and future
                                                           acquisitions.
[GRAPHIC]
[HEATCRAFT LOGO]
1986                                                       1988
Lennox International expands into the commercial           Lennox International expands into two-step distribution
refrigeration and heat transfer markets with the           of residential heating and cooling equipment with the
establishment of Heatcraft Inc.                            acquisition of Armstrong Air Conditioning Inc.
                                                           [ARMSTRONG AIR CONDITIONING, INC. LOGO]
                                                           Heatcraft implements a 48-hour coil replacement program
                                                           for commercial air conditioning systems.
[GRAPHIC]                                                  [LGL LOGO]
1994                                                       1995
Lennox is the first to manufacture and market a complete   Lennox Global Ltd. (LGL) is established to expand the
combination high-efficiency residential space/water        company's presence in worldwide commercial air
heating system.                                            conditioning, commercial refrigeration and heat transfer
                                                           product markets.
[GRAPHIC]                                                  [GRAPHIC]
Lennox enters the hearth products market with the          Lennox begins factory configure-to-order for commercial
introduction of gas fireplaces.                            air conditioning with the introduction of the L series.
                                                           [GRAPHIC]
                                                           Heatcraft develops Floating Tube and Thermoflex
                                                           technology, significantly reducing leaks in air-cooled
                                                           condensers and unit coolers used for commercial
                                                           refrigeration.

[GRAPHIC]
1996                                                       1997
Heatcraft introduces the Beacon Control System,            LGL enters into joint venture agreements in Europe, Asia
improving the accuracy and reliability of refrigeration    and Latin America.
system information and easing installation.
[GRAPHIC]
1998
Lennox Industries begins to establish a retail
distribution network offering full sales and service
functions.

                                 [LENNOX LOGO]